

VIROPHARMA INCORPORATED

2007 ANNUAL REPORT >

Be Well



ViroPharma Incorporated is an international biophamaceutical company committed to developing and commercializing innovative products that address unmet medical needs.

Our goal is to develop these products for infectious disease specialists and physician specialists and in hospital settings, with a focus on transplant medicine and on gastroenterology, the branch of medicine dealing with disorders affecting the digestive tract and associated organs.

In everything we do, throughout our organization we are committed to patient and physician needs as we work to bring new products to markets where there are few, if any, therapeutic options. We are dedicated to transforming the promise of science into therapies that have the power to restore health and save lives.



PRODUCT PORTFOLIO

COMPOUND	DISEASE
Vancocin®	*C. difficile* pseudomembranous colitis, *S. aureus* enterocolitis*
Camvia™	CMV disease in Stem Cell Transplant
Camvia™	CMV disease in Solid Organ Transplant
HCV-796	Hepatitis C
Non-toxigenic *C. difficile*	Recurrent *C. difficile* infection
Antiviral Discovery	Hepatitis C


PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
MARKETED

* Vancocin is approved for oral administration for treatment of antibiotic-associated pseudomembraneous colitis caused by *Clostridium difficile* and enterocolitis caused by *Staphylococcus aureus* including methicillin-resistant strains.

2007 FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)	**2007**	2006	2005	2004	2003
Consolidated Statement of Operations Data					
Net Product Sales	$203,770	$166,617	$125,853	$8,348	$ –
Total Revenues	203,770	167,181	132,417	22,389	1,612
Total Operating Expenses	87,974	68,375	44,272	34,398	35,578
Operating Income (Loss)	115,796	98,806	88,145	(12,009)	(33,966)
Income (Loss) Before Income Tax Expense (Benefit)	135,666	108,528	75,900	(19,534)	(36,942)
Net Income (Loss)	95,353	66,666	113,705	(19,534)	(36,942)
Diluted Earnings (Loss) Per Share	$ 1.21	$0.95	$2.02	$(0.73)	$(1.43)
Consolidated Balance Sheet Data					
Cash, Cash Equivalents	$179,691	$51,524	$232,195	$ 32,026	$ 12,969
Short-term Investments	404,637	203,885	1,218	12,184	108,179
Working Capital	594,403	266,443	166,666	42,918	113,096
Total Assets	776,066	429,694	435,525	178,360	133,458
Long-term Debt	250,000	–	–	190,400	127,900
Total Stockholders' Equity (Deficit)	496,563	411,899	326,977	(26,138)	(7,509)

Dear Shareholders,

Throughout our lives, we are constantly challenged to become something more – to evolve. At ViroPharma, we strive toward a similar type of organizational evolution. We do so by remaining true to our core values and focused on our mission to deliver safe, effective and important new drugs to patients suffering from serious diseases, for whom there are few if any treatment options.



We evolve by being **innovative** in our approach to drug development; by displaying **compassion** for patients and involvement in the human condition; by being **driven** every day by the needs of our stakeholders, including patients, physicians, investors and our employees; and by being **prepared** for any outcome by hiring and retaining the best minds and by leveraging our experience and organizational maturity.

The patients we seek to treat and cure have a single goal in mind: to **be well.** We share that goal individually and organizationally. We believe that it is essential that we help them achieve it in every manner available, and by every means possible.

Let's first reflect on 2007. The first thoughts that come to mind are "growth" and "momentum" throughout our organization. In comparison to 2006, we ended the year with:

- A maturing pipeline, led by our late-stage clinical candidate, Camvia™ (maribavir), which we hope will bring a more efficacious and safer treatment alternative to patients undergoing stem cell and solid organ transplants, thereby ensuring better outcomes;
- A commercial and development focus in *Clostridium difficile* infection (CDI), including our life-saving drug, Vancocin® capsules, which has been proven to be the "Gold Standard" for patients suffering from severe CDI; and a preclinical opportunity called "non-toxigenic *C. difficile*," or NTCD, for prevention of recurrence of CDI;
- A growing global presence, evidenced by the continued buildup of ViroPharma Europe;
- And a very strong and enviable financial position, which makes us one of the few companies in our space that can claim 12 sequential quarters of cash flow positivity and profitability.

Throughout the remainder of this letter, I will describe for you our core programs and activities and explain how each of these contributes to our evolution through our innovation, compassion, preparation and drive.

Michel de Rosen
Chairman of the Board of Directors;
President and Chief Executive Officer, August 2002 - March 31, 2008

Camvia (maribavir)
Cytomegalovirus (CMV) is a common virus that infects most of the adult population. In the U.S., at least 80 percent of the population is infected with the virus by the time they reach adulthood. For most people, thankfully, a healthy immune system keeps the virus at bay. However, CMV can cause severe and potentially deadly disease including pneumonia, gastroenteritis, and meningoencephalitis (infection of the brain and the membrane surrounding the brain and spinal cord) in immunosuppressed populations, including transplant patients.

Each year, more than 100,000 transplants are performed throughout the world. For each of these patients, the most common and often lethal viral illness is CMV infection and disease. While anti-CMV agents are available, they are often used sparingly due to many well-known safety drawbacks. Typically these drugs are used pre-emptively, or when CMV is shown to have emerged in the bloodstream. However, once CMV emerges, the patient's outcome is already at risk – thus the need for a well-tolerated prophylactic alternative to prevent emergence of the virus.

Our Phase 2 trial results with maribavir demonstrated that prophylaxis with the drug dramatically reduced the incidence of CMV infection in stem cell transplant patients compared to the current standard of care. We also saw no CMV disease in patients receiving maribavir. The tolerability of the drug was also strong in that study, and we saw none of the myelosuppression or renal toxicities that limit the use of current anti-CMV agents.

Maribavir was granted orphan drug designation in the U.S. in February 2007 for prevention of cytomegalovirus viremia and disease in the populations at risk, and in Europe in November 2007 for cytomegalovirus disease in patients with impaired cell-mediated immunity. These designations provide important financial and exclusivity opportunities to ViroPharma.

We are currently enrolling in two international Phase 3 studies – one in patients undergoing stem cell transplant, the other in liver transplant patients – with the goal of filing our initial NDA in 2009 and our initial MAA in the European Union in a similar time frame. As we interact with our numerous clinical trial sites in North America and Europe, we continue to see great enthusiasm for the drug. Our preparations for launch have already begun, encompassing global initiatives by our marketing, medical affairs, and public relations/advocacy organizations. For transplant physicians, maribavir may represent the first new advancement in the field of CMV prevention in more than a decade, and the opportunity for a shift in the treatment paradigm for these very sick patients.

HCV-796
According to the World Health Organization (WHO) and U.S. Centers for Disease Control and Prevention (CDC), approximately 4.1 million Americans and 170 million people worldwide (3 percent of the world's population) have been infected with hepatitis C virus (HCV). Of the people infected today, fewer than 2 percent are receiving adequate therapy for their disease.

For ViroPharma's Phase 2 drug HCV-796, this has been a challenging 12 months. In August 2007, ViroPharma and Wyeth announced our decision to suspend dosing with HCV-796 in our ongoing combination study with pegylated interferon and ribavirin because, despite strong 12-week data, we saw clinically significant elevations of liver enzymes in 8 percent of our patients. As I am writing this letter at the end of March 2008, there is yet much work to be done, including meeting with the U.S. Food and Drug Administration to elucidate any possible path forward for the compound. For this great medical need, this is time and energy well spent.

NTCD
Hospital acquired infections (HAI) are on the rise throughout the U.S., accounting for approximately 1.7 million infections and 99,000 deaths per year. One of the most common and dangerous HAIs is caused by *C. difficile*. Today's *C. difficile* infection (CDI) is very different from the disease of the past. Institutions have experienced not only increased rates of disease, but also increased virulence and severity. And while the disease is well treated by a small number of drugs including Vancocin®, the only approved drug for use in CDI, prevention of recurrence of disease remains a great unmet medical need.

According to published literature, approximately 20 to 30 percent of patients suffering from CDI will have at least one episode of recurrence of disease; and of the patients who have one episode of recurrence, more than half will have additional episodes. The costs to the U.S. healthcare system alone of recurrent CDI are estimated to exceed one billion dollars annually. The goal of our novel preclinical NTCD (non-toxigenic *C. difficile*) program is to prevent such recurrences.

ViroPharma acquired NTCD in February 2006 from one of the most well-respected opinion leaders in the CDI space, Dr. Dale Gerding of the Hines VA. The goal of this novel treatment approach is to prevent disease recurrence through the oral administration of non-toxin producing spores of *C. difficile* following initial treatment of acute CDI. The concept is to first treat the disease with an effective product like Vancocin® to eradicate the dangerous toxin-producing *C. difficile* that causes severe CDI. The treated patient could then be dosed with oral NTCD to recolonize the GI tract and prevent the "bad" bugs from reinfecting the colon until normal GI flora return and the patient's susceptibility to disease is dramatically reduced.

Throughout 2007, we worked very diligently toward optimizing the manufacturing process and achieving alignment with the FDA on the development plan for this novel therapeutic option. Our goal is to initiate human clinical testing in 2008.

Vancocin®

Since 2004, we have commercialized Vancocin, the only FDA-approved product to treat severe CDI. Vancocin continues to be the best treatment option for patients suffering from severe CDI. We have treated hundreds of thousands of cases of CDI with this safe and trusted treatment since our efforts began; and we believe this is just a start. Last year, the Infectious Disease Society of America (IDSA) and the Society of Healthcare Epidemiology of America (SHEA) proposed new treatment guidelines that we believe can expand the opportunity for appropriate usage of Vancocin in severe CDI patients in the years ahead. With recent clinical data in hand supporting Vancocin in severe CDI and the new guidelines soon available, we've launched our first sales efforts to support Vancocin and appropriate treatment of patients with severe disease.

We take our obligation of stewardship in the CDI arena very seriously, and it goes well beyond providing the most trusted and effective drug to these severe patients. Our expanded education efforts are focused on enabling physicans to better manage outbreaks of CDI. We also have continued our efforts to ensure patient safety with regards to the Office of Generic Drug's proposed dissolution-only approach to determining bioequivalence for generic versions of Vancocin. We remain steadfast in our belief that, in the interest of patient safety, any generic version must be proven to be bioequivalent in patients before it can be trusted to cure those suffering from this life-threatening disease.

Vancocin's continued strong performance - in 2007, net sales of the drug were $204 million - does much more than drive revenues for ViroPharma. These sales also fund the development of all our preclinical and clinical programs, support our efforts to help physicians better identify patients at risk of severe disease and effectively contain an outbreak of CDI in their institutions, and place the company in a position of strength and flexibility when it comes to assessing and executing on business development.

- - - - -

That was 2007, but nothing is more important than the future. Looking ahead into 2008:

- We will continue to focus all aspects of the maribavir business toward our initial NDA and MAA filings in 2009, and work to better illustrate the great unmet medical need that maribavir may one day address;
- We will continue to focus on our CDI business, including increasing our investments to assure physician education, enabling them to identify patients in the high risk population and use Vancocin appropriately in these patients; for the first time, we will promote Vancocin with the goal of providing growth in 2008, 2009 and beyond; we will continue the development of our very important NTCD program with the goal of starting human clinical testing this year; and we will continue our efforts with the FDA as we remain focused on assuring patient safety;
- With HCV-796, as soon as possible, we will decide what the future of this compound is, and execute on our decision;
- And finally, there remains the potential for adding new assets through business development. The financial markets are today in disarray, which favors companies with strong cash positions. For some companies, this market is a problem, but for us, we believe it creates opportunities. Our financial strength is a real advantage to us as it relates to such business development endeavors.

We are better poised today for growth and success than ever before, and also better prepared for any and all outcomes. We remain focused on building ViroPharma through commercial, clinical and business development execution. We will continue our organizational evolution by hiring and retaining the best people to work and live our values. And, we will not waiver in our promise to focus on patient safety in everything we do. I believe that nothing is more important.

On a final note, this letter marks a transition point for the company. As of March 31st of this year, I have stepped down as Chief Executive Officer but will remain the non-executive Chairman of the Board of Directors. Vinnie Milano, who has been with the company for 12 years and has worked with me on building and developing the strategic direction of the company for the past eight, has been promoted to that role from his position of Chief Financial Officer and Chief Operating Officer.

Since the beginning, ViroPharma's founders, and since then their successors, have wanted the company to be special and defined by a set of intrinsic values. The simple paradigm remains true today: Great values create a great culture, which helps attract great people who will in turn do great work.


600
500
400
300
200
100
0
'03 '04 '05 '06 '07

Total Cash, Cash Equivalents, and Short-Term Investments


225
200
175
150
125
100
75
50
25
0
'03 '04 '05 '06 '07

Net Product Sales


120
100
80
60
40
20
0
-20
-40
-60
'03 '04 '05 '06 '07

Operating Income (Loss)


500
400
300
200
100
0
-100
'03 '04 '05 '06 '07

Total Stockholders' Equity (Deficit)

In 2000, ViroPharma's Founder Claude Nash stepped down and the Board of Directors asked me to take over as Chief Executive Officer. Now, I am stepping down and Vinnie is taking my place. We are all stewards of the same cause, and that cause is much larger than us. Through this stewardship, we aim to save and improve lives. Vinnie will continue to develop ViroPharma along this path. His track record is second to none, as he has been instrumental in building ViroPharma to where it is today, including leading efforts to dramatically strengthen our financial position, and the acquisitions of Camvia from GlaxoSmithKline, and Vancocin from Eli Lilly. Vinnie will be a great Chief Executive Officer of ViroPharma and will bring new energy and attentiveness to all of our primary audiences.

During my tenure, we have had successes and failures. Today, the company has excellent and crucial assets, and I am confident that Vinnie will utilize these to take the company to the next level; and I am certain that this transition of management will be seamless. ViroPharma has a remarkable team throughout the organization, including our management team. This is as true today as it ever has been. Thanks for your continued interest and support. **Be well.**



Michel de Rosen
March 31, 2008
Chairman of the Board of Directors



Vincent J. Milano
President and Chief Executive Officer,
ViroPharma Incorporated



Be Innovative

"Innovation and renewal are required to keep a laboratory on the frontiers of science."

Dr. Burton Richter, Physicist, Nobel Prize Winner



Cytomegalovirus, or CMV, is a member of the herpes virus family. Human CMV infection rates average between 50 percent and 85 percent of adults in the U.S. by 40 years of age, but in healthy adults causes little to no apparent illness. However, in humans who have compromised immune systems such as cancer patients, HIV patients, and transplant patients, and in children born with primary CMV infection, CMV can lead to serious disease or death. Transplant patients are at an increased risk of CMV infection, which can lead to severe conditions like pneumonitis or hepatitis, or to complications such as acute or chronic rejection of a transplanted organ.

At ViroPharma, we take our responsibility of innovation to improve the quality of life for patients with limited treatment options very seriously; and for these patients we must be successful. We do this by striving to bring new and unique medicines to the market, and by leveraging our knowledge of infectious diseases toward new and better cures.

Cytomegalovirus (CMV) disease is the single most common viral illness inflicting a transplant patient, and the most common cause of viral-related death in this population. For these patients, a CMV infection can impact their transplant outcome and survival. Unfortunately, the side effects of today's marketed products force many physicians to wait until they see signs of this dangerous infection before starting treatment. Even then, the treatment itself may be toxic to the patient.

Our Phase 3 drug Camvia™ (maribavir) may present an entirely new and innovative treatment alternative to transplant physicians: the ability to give patients a drug that will prevent the spread of a CMV infection at the place it begins – within the infected cell itself. The product may also provide transplant physicians with an effective and well tolerated drug that can be used prophylactically to prevent CMV altogether, starting at the point that the new tissue engrafts and extending through the period of highest risk, rather than waiting for signs of CMV infection before treating.

Innovation for us also means improving the long-term prognosis of patients whose disease has already been successfully treated. For example, *Clostridium difficile* infection (CDI) is a disease that is today well treated by proven and effective drugs like Vancocin.® However, for all of these patients, there remains the risk of recurrent disease after treatment; and a patient who has one episode of reccurence will likely experience more. ViroPharma's innovative developmental therapy called "non-toxigenic *C. difficile*," or NTCD, may revolutionize the way these patients are supported after their initial disease is eradicated. By providing protection from CDI in the lower gut, fending off recurrent disease, and allowing their own immune systems to take over, we may dramatically improve the prognosis of these patients.

Through our developmental antiviral therapies targeting insidious infectious diseases and novel preventatives for CDI patients, we will work to improve healthcare and save lives. Through innovation come results.

Be Compassionate

"How far you go in life depends on your being tender with the young, compassionate with the aged, sympathetic with the striving, and tolerant of the weak and the strong — because someday you will have been all of these."

George Washington Carver (1864 - 1943), Botanist, Agricultural Chemist

Compassion is a virtue that many biotechnology companies claim, and one we strive to live everyday. In our industry, we are called upon to do more than simply be aware of suffering and feel a desire to help; we must be active in seeking to alleviate the suffering. Compassion is the core of our collective mission and is expressed through our goal to improve the health of patients suffering from serious diseases.

We are the stewards of public health and patient safety related to *Clostridium difficile* infection (CDI). Over the past several years, we've made great strides toward improving the lives of these very sick patients. For example, immediately upon acquiring Vancocin® capsules, we began to enhance the manufacturing and supply chain process and implemented a patient assistance program to assure that patients in need of Vancocin would have access to it. Further, while much of our time is spent working to prevent the spread of this infection in hospitals, and helping to assure appropriate use of Vancocin for patients suffering from primary cases of severe CDI, we also focus on helping patients who may face multiple relapses of disease with a preclinical opportunity called "non-toxigenic *C. difficile*," or NTCD.

For patients undergoing transplants, the need for compassion is clear. These patients have suppressed immune systems and are on numerous drugs to prevent a myriad of illnesses. Our goal is to take one of their most significant concerns away, namely the risk of disease caused by cytomegalovirus (CMV). This disease is the single most common cause of viral illness and death in transplant patients, and we believe a preventable one.

Our Phase 3 compound, Camvia™ (maribavir), may one day do just that. In Phase 2 testing, maribavir was shown to be well tolerated and had a substantial impact on the rate of CMV infection compared to today's standard of care. We also observed - and seek to confirm in our ongoing Phase 3 program - no CMV disease in any patient receiving maribavir, a reduction in the rate of graft versus host disease, and a higher survival rate.

These patients are our friends and family; they are you; they are us. We must act on behalf of these patients to improve outcomes and advance healthcare. At ViroPharma compassion is not merely a word, or a thought; it is a way of life.





Be Driven

"The man who can drive himself further once the effort gets painful is the man who will win."

Sir Roger G. Bannister, M.D., Neurologist, Master of Pembroke College, Oxford; first athlete to break the four-minute mile



C. difficile is a bacterium that under certain circumstances, typically after antibiotic therapy, can colonize the lower gastrointestinal tract where it may produce toxins that cause inflammation of the colon, diarrhea, and the associated complications of disease, including death. Advanced age, gastrointestinal surgery/manipulation, long length of stay in healthcare settings, prior exposure to broad spectrum antibiotics, serious underlying illness, and compromised immunity are conditions associated with increased risk of disease. According to the CDC, there are approximately three million cases of antibiotic-associated diarrhea per year; 15 to 25 percent are caused by *C. difficile*.

Photo: J. Michael Miller, Ph.D., (D)ABMM National Center for Zoonotic, Vector-borne, and Enteric Diseases Centers for Disease Control and Prevention

For any company engaged in the development of new and important drugs, there is no room for hesitation, and no time to wait. A company such as ours must remain driven, but not for ourselves - rather, we must be driven toward results for the benefit of patients who need the drugs we seek to develop. It is patients who will suffer if we fail or hesitate. For them, we must not.

Clostridium difficile infection (CDI), one of the most common hospital acquired infections, afflicts approximately 400,000 patients in the U.S. each year. Up to 30 percent of these patients will have at least one bout of recurrent CDI. These patients are very sick, with disease manifesting as a myriad of symptoms, including severe infectious diarrhea, toxic megacolon, and perhaps even death.

We are driven by the needs of these patients. Through our efforts, we are commercializing Vancocin® capsules, the only approved therapy for severe CDI, working with physicians to control outbreaks in their institutions, and assuring that CDI patients who need Vancocin have access to this safe and reliable drug. We are going further for these patients by working to develop a new therapeutic alternative - "non-toxigenic *C. difficile*," or NTCD - which may one day provide a new kind of therapy to reduce or prevent disease recurrence, improve a CDI patient's quality of life, and get them home to their families sooner.

We are driven to engage in activities directed at shedding new light on these important infections, and providing clinicians with real time information to enable them to give their patients the best care possible. In the past year, we provided unrestricted support for independent medical education related to these infections that has reached several hundred thousand clinicians. Our support for important research activities has improved the understanding of the epidemiology of *C. difficile*, its clinical manifestations, management, and prevention. And our partnerships with national medical societies and government agencies including the Infectious Diseases Society of America, the Association for Professionals in Infection Control and Epidemiology, the Society for Healthcare Epidemiology of America, and the U.S. Centers for Disease Control and Prevention are raising awareness of the changing epidemiology of these infections.

ViroPharma is driven toward excellence, and by the great need of the patients we seek to treat and cure.

Be Prepared

"Fortune favors the prepared mind."

Louis Pasteur (1822 - 1895), Chemist, Microbiologist

"ViroPharma is about helping people, from the patients we serve and the patients we aim to serve, to the employees who dedicate part of their lives to us. It is why we exist. It is a privilege to work with such a talented team, and to work toward such an important goal."

Vincent Milano
President and Chief Executive Officer



History has shown that a lack of preparation is a primary cause of failure. We view our goal of preparation in two ways. First, we must do what we can as a company to prepare for growth. Second, we must enable physicians to be better prepared to treat serious disease.

ViroPharma brings a rare combination of entrepreneurialism and organizational maturity. Our global management team has brought to ViroPharma its collective experience in developing and launching novel medicines from industry leaders including GlaxoSmithKline, Amgen, Novartis Vaccines, Millennium Pharmaceuticals, and Chiron Vaccines. This experience is essential as we prepare the company for its continued evolution. ViroPharma is also financially prepared, with $594 million in working capital as of year end 2007, representing the strongest financial position in our history. We intend to leverage this strong capital structure to fund the development of our current pipeline, to secure and develop new products and treatment opportunities, and to create increased value for our shareholders.

Camvia™ (maribavir) is a novel Phase 3 therapeutic option targeting cytomegalovirus (CMV) disease, the most common viral infection in transplant patients. We believe that this drug will better prepare physicians to focus on overall patient outcomes, rather than on fighting CMV disease. Instead of waiting for signs of disease before treatment begins, maribavir may one day be given as a prophylaxis to prevent CMV disease from the time that engraftment takes place through the period of highest risk to a patient. Today we are preparing for a multinational launch of this opportunity; the preparation that is being done now is critical to ensure its success.

Similarly, through our efforts as stewards of public health related to *C. difficile* infection (CDI), we are enabling gastroenterologists and infectious disease specialists to be better prepared for outbreaks of disease in their institutions. Not only do we commercialize Vancocin® capsules, the only FDA-approved drug to treat CDI, but we also work to prepare physicians in institutions to control the spread of this highly dangerous pathogen.

Without appropriate preparation, success is nearly impossible. We have a lofty goal to improve patient outcomes in a number of disease states. It is for a healthier future that we prepare today.

"This is a very driven and engaged company. We have to get things done now to ensure the safety of CDI patients today and to develop tomorrow's new drugs targeting unmet medical needs."

Tom Doyle
Vice President, Strategic Initiatives

"The commitment and experience of our people, all driving in the same direction, makes ViroPharma a unique organization. We have a laudable mission: to develop important, life-saving drugs like Camvia™ for patients with limited options. It's a mission of which we are all very proud."

Colin Broom
Vice President and Chief Scientific Officer

"ViroPharma's core goal is to focus as an organization on saving and improving lives. If we do that, we will serve patients and physicians well, which will in turn create value for ourselves and our shareholders."

Dan Soland
Vice President and Chief Operating Officer

"Our goal is to make medicines available to the patients who need them. These drugs are innovative, are based on strong science, and can fulfill great medical needs. We have the people, the dedication, and the track record in antimicrobial research to truly make a difference."

Bob Pietrusko
Vice President, Global Regulatory Affairs and Quality



BOARD OF DIRECTORS



Paul A. Brooke [1]
Chairman of the Board of Directors of Alsius Corporation; Managing Member of PMSV Holdings LLC; Senior Advisor of Morgan Stanley & Co.



William D. Claypool, M.D. [2]
President of Phoenix Data Systems



Michel de Rosen
Chairman of the Board of Directors of ViroPharma Incorporated; Chief Executive Officer of Saint Gobain Desjonquères



Michael R. Dougherty [1]
President and Chief Executive Officer of Adolor Corporation



Robert J. Glaser [2]
Chief Marketing and Sales Officer of Medsn



John R. Leone [1]
Partner, Paul Capital Partners



Vincent J. Milano
President and Chief Executive Officer of ViroPharma Incorporated



Howard H. Pien
President and Chief Executive Officer of Medarex

(1) Member of Audit Committee
(2) Member of Compensation Committee

MANAGEMENT

Richard P. Bax, MBBS, FRCP, FFRM, MRCP
Vice President, Clinical Development and Medical Affairs, ViroPharma Europe

Colin Broom, M.D.
Vice President and Chief Scientific Officer

Thierry J. P. Darcis, M.D.
Vice President and General Manager, ViroPharma Europe

Thomas F. Doyle, J.D.
Vice President, Strategic Initiatives

R. Clayton Fletcher
Vice President, Business Development

Peter A. Galiano
Vice President, Sales

Steven P. Gelone, Pharm. D.
Vice President, Medical Affairs

Thomas R. B. Lembck
Vice President, Information Technology

Vincent J. Milano
President and Chief Executive Officer

Robert G. Pietrusko, Pharm. D.
Vice President, Global Regulatory Affairs and Quality

William C. Roberts
Vice President, Corporate Communications

Daniel B. Soland
Vice President and Chief Operating Officer

Stephen A. Villano, M.D.
Vice President, Clinical Research and Development

J. Peter Wolf, J.D.
Vice President, General Counsel and Secretary

FORM 10-K TABLE OF CONTENTS

PERFORMANCE CHART



Nasdaq US
Nasdaq Pharm.
ViroPharma

This annual report contains forward looking statements relating to the goals, timing, and potential markets of our clinical and preclinical development programs; anticipated regulatory filing timelines; our opposition to changes to OGD recommendations regarding the path for approval of a generic oral vancomycin; our ability to identify a path forward for our HCV program; our ability to provide Vancocin growth in 2008, 2009, and beyond; our ability to execute a future successful launch of Camvia in the US and EU; the increasing severity of CDI; and our plans regarding business development. There can be no assurance that our efforts to oppose the change in OGD's recommendation will be successful or that changes in the CDI disease state will not occur or that recurrence of CDI will remain a significant medical need in CDI patients. Additionally, there can be no assurance that our efforts related to our clinical and preclinical development programs will occur on our estimated timelines, will yield positive results, that the FDA or EMEA would approve any of our product candidates, that our guidance will be achieved, that we will be successful in opposing the OGD's recommendations related to Vancocin, or that our business development activities will be effective. These statements are based on management's current expectations, but the development and commercialization of pharmaceutical products are subject to many risks and uncertainties. Our actual results could differ materially from those results expressed in, or implied by, these forward-looking statements. Factors that could cause our actual results to differ significantly from these expectations are described in detail in our annual report on Form 10-K filed with the Securities and Exchange Commission. The forward-looking statements contained in this annual report may become outdated over time. We do not assume any responsibility for updating any forward looking statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2007

OR

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission File Number: 000-21699

VIROPHARMA INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**23-2789550** (I.R.S. Employer Identification No.)
397 Eagleview Boulevard, Exton, Pennsylvania (Address of principal executive offices)	**19341** (Zip Code)

Registrant's telephone number, including area code: 610-458-7300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, par value $0.002	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:

Title of each class: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The approximate aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $826.7 million as of June 30, 2007, based upon the closing sale price per share of the Common Stock as quoted on the Global Market segment of the NASDAQ Stock Market on that date.

The number of shares of the registrant's Common Stock outstanding as of February 22, 2008 was 69,943,255 shares.

DOCUMENTS INCORPORATED BY REFERENCE

As stated in Part III of this Annual Report on Form 10-K, portions of the registrant's definitive proxy statement for the registrant's 2008 Annual Meeting of Stockholders to be held on May 23, 2008 are incorporated by reference in Part III of this Annual Report on Form 10-K.

VIROPHARMA INCORPORATED

FORM 10-K ANNUAL REPORT
For Fiscal Year Ended December 31, 2007

TABLE OF CONTENTS

"ViroPharma," "ViroPharma" plus the design, "Camvia" and "Vancocin" are trademarks and service marks of ViroPharma or its licensors. We have obtained trademark registration in the United States for the marks in connection with certain products and services. All other brand names or trademarks appearing in this Annual Report on Form 10-K are the property of others.

PART I

ITEM 1. BUSINESS

ViroPharma Incorporated ("ViroPharma," the "Company," "we" or "us") is a biopharmaceutical company dedicated to the development and commercialization of products that address serious infectious diseases, with a focus on products used by physician specialists or in hospital settings. We intend to grow through sales of our marketed product, Vancocin® HCl capsules, through the continued development of our product pipeline and through potential acquisition or licensing of products or acquisition of companies.

We have one marketed product and multiple product candidates in clinical development. We market and sell Vancocin® HCl capsules, the oral capsule formulation of vancomycin hydrochloride, in the U.S. and its territories. Vancocin is a potent antibiotic approved by the U.S. Food and Drug Administration, or FDA, to treat antibiotic-associated pseudomembranous colitis caused by *Clostridium difficile infection* (CDI), or *C. difficile*, and enterocolitis caused by *Staphylococcus aureus*, including methicillin-resistant strains. We are developing Camvia™ (maribavir) for the prevention and treatment of cytomegalovirus, or CMV, disease, and HCV-796 for the treatment of hepatitis C virus, or HCV, infection. We have entered into a licensing agreement for the rights to develop non-toxigenic strains of C. *difficile* (NTCD) for the treatment and prevention of CDI. We have licensed the U.S. and Canadian rights for a third product development candidate, an intranasal formulation of pleconaril, to Schering-Plough for the treatment of picornavirus infections. In addition, we have a discovery stage program in hepatitis C.

We intend to evaluate in-licensing or other opportunities to acquire products in development, or those that are currently on the market. We plan to seek products for diseases treated by physician specialists and in hospital settings, or to complement the markets that we hope our CMV and HCV programs will serve or in which Vancocin is prescribed.

We were incorporated in Delaware in September 1994 and commenced operations in December 1994. Our executive offices are located at 397 Eagleview Boulevard, Exton, Pennsylvania 19341, our telephone number is 610-458-7300 and our website address is www.viropharma.com. Information contained on our website is not incorporated into this Annual Report on Form 10-K or any other filings we make with the SEC.

Vancocin

In November 2004, we acquired all rights in the U.S. and its territories to manufacture, market and sell Vancocin, as well as rights to certain related vancomycin products, from Eli Lilly and Company ("Lilly") for a $116 million upfront payment and additional purchase price consideration based on pre-defined sales levels through 2011, which, as of December 31, 2007, an aggregate of $23.1 million was paid. Lilly retained its rights to Vancocin outside of the U.S. and its territories.

Vancocin is approved by the FDA for treatment of enterocolitis caused by *S. aureus* (including methicillin-resistant strains) and antibiotic associated pseudomembranous colitis caused by *C. difficile*. Both are potentially serious infections of the gastrointestinal (GI) tract. *S. aureus* enterocolitis is rare; however, infection with *C. difficile* is the indication that accounts for the majority of Vancocin's use.

Clostridium difficile infection (CDI) is an infection of the GI tract. The clinical manifestations, ranging from diarrhea to toxicmegacolon and sometimes death, are a result of toxins produced by the bacterium that cause inflammation in the colon. Hospitalized patients, those residing in long-term care centers, those greater than 65 years of age, and patients that have received broad-spectrum antibiotic therapy, are at greatest risk to acquire CDI.

CDI is not a nationally reportable disease and as such it is difficult to estimate the actual incidence of disease with precision. Based on reports from the Centers for Diseases Control and Prevention (CDC) and peer-reviewed publications, we estimate that at least 400,000 patients were affected by CDI in 2007. Many clinicians report treating increasing numbers of patients with severe CDI and increased mortality rates. Clinicians have also noted that patients are progressing from mild/moderate disease to severe disease or death more rapidly than previously observed. The incidences of CDI appear to be plateauing in 2007 relative to previous years.

Although the causes for this change in CDI remain under active investigation, the CDC has postulated that a combination of changes in antibiotic use and infection control practices, along with the emergence of a hypervirulent strain of *C. difficile*, are likely contributors. As of late 2007, this strain (referred to as the toxinotype III, BI, or NAP1/027 strain) has been identified in at least 36 states in the U.S.

Vancocin is the only drug approved by the FDA for the treatment of antibiotic-associated pseudomembranous colitis caused by *C. difficile*. Historically metronidazole, has been commonly used as first-line treatment for CDI, while Vancocin has been reserved for those patients who have failed metronidazole, have recurrent disease, or who are suffering from severe CDI. We believe that changes in the epidemiology of CDI, in particular the increasing frequency of severe disease, and data suggesting that failure or relapse occur more commonly in patients treated with metronidazole have led to an increase in the use of Vancocin. In October of 2007, the Society for Healthcare Epidemiology of America (SHEA) and the Infectious Diseases Society of American (IDSA) presented draft new management guidelines for CDI at the IDSA annual metting. These draft guidelines are expected to be finalized in the spring of 2008. Key points from the draft evidenced-based guidelines include:

- A recommendation supporting the use of metronidazole for the treatment of initial episodes of mild-to-moderate CDI;
- The definition of severe CDI is proposed to be patients with a peripheral white blood count (WBC) greater than 15,000/mm3 or a rising serum creatinine greater than 50% above the pre-morbid CDI level;
- An evidence-based recommendation supporting the use of Vancocin as first line therapy for initial episodes of severe or severe-complicated CDI;
- The recommended duration of therapy of 10 – 14 days for the treatment of all initial episodes of CDI regardless of severity;
- A recommendation to treat a first episode of a recurrence of CDI with the same agent used to treat the initial episode;
- The recommended use of metronidazole only in the management of a first episode of recurrent CDI, with Vancocin being recommended for the management of all second episodes of recurrent CDI.

On March 17, 2006, we learned that the FDA's Office of Generic Drugs, Center for Drug Evaluation and Research ("OGD") changed its approach regarding the conditions that must be met in order for a generic drug applicant to request a waiver of in-vivo bioequivalence testing for copies of Vancocin. We are opposing this attempt. However, in the event this change in approach remains in effect, the time period in which a generic competitor may enter the market would be reduced and multiple generics may enter the market, which would materially impact our operating results, cash flows and possibly asset valuations.

Product Pipeline

We currently have three development programs. We have two programs in clinical development that target: (1) CMV with an initial focus on CMV disease in recipients of hematopoietic stem cell / bone marrow and solid organ transplants, and (2) HCV. These programs are within the transplant and hospital settings or focus on diseases treated by physician specialists, and are at the center of our strategic focus. Our third program is in preclinical development and targets the treatment and prevention of CDI utilizing the spore form of a non-toxin producing strain of *C. difficle.*

We have also engaged in a drug discovery program with Wyeth to identify back-up/follow-on molecules to HCV-796.

Intranasal pleconaril has been licensed to Schering-Plough and targets picornaviruses with intranasal pleconaril.

The following chart generally describes our research and development programs:

Product Candidate	Program Indication	Development Status	ViroPharma Commercialization Rights
Camvia (maribavir)	CMV disease	Phase 3	Worldwide, other than Japan
HCV-796	HCV infection	Phase 2	Co-promotion rights in the U.S. and Canada with Wyeth
Non-toxigenic strain of *C. difficile* (NTCD)	CDI	Preclinical	Worldwide rights
Back-up/follow-on to HCV-796	HCV infection	Discovery	Co-promotion rights in the U.S. and Canada with Wyeth
Intranasal pleconaril	Common cold and asthma exacerbations	Phase 2	Licensed to Schering-Plough

CMV Program

As of December 31, 2007, we continue to enroll patients in our phase 3 studies of Camvia for the prevention of CMV disease in allogeneic stem cell transplantation and liver transplantation. We expect that the phase 3 study in stem cell transplant patients will enroll a target of at least 620 patients at transplant centers in the U.S., Canada, and several European countries. The primary efficacy endpoint measures the incidence of CMV disease within six months post-transplant. Secondary endpoints include incidence of initiation of preemptive anti-CMV therapy, incidence of graft-versus-host disease, mortality and CMV disease-free survival. The study also will evaluate the pharmacokinetics of Camvia in this subject population.

The phase 3 study of liver transplant patients will enroll a target of approximately 350 patients in the U.S. and Europe who are at high risk of developing CMV diseases. The primary efficacy endpoint measures the incidence of CMV disease within six months post transplant. Secondary endpoints include time to onset of CMV infection and disease, the incidence and time to onset of anti-CMV therapy and survival without CMV infection or disease. Additionally, the incidence of adverse effects including those that limit the use of current therapies such as suppression of bone marrow function will be assessed.

We have completed several phase 1 clinical trials with Camvia to evaluate the potential for drug interactions, to evaluate the pharmacokinetics of Camvia in subjects with renal impairment and in subjects with hepatic impairment, and to evaluate the relative bioavailability of different tablet formulations. Additional clinical studies are either ongoing or planned for the future. We completed a phase 2 clinical trial with Camvia for the prevention of CMV infections in allogeneic stem cell transplant patients, which demonstrated that Camvia significantly reduces CMV reactivation in this population.

CMV is a member of the herpes virus group, which includes the viruses that cause chicken pox, mononucleosis, herpes labialis (cold sores) and genitalis (genital herpes). Like other herpes viruses, CMV has the ability to remain dormant in the body for long periods of time. CMV infection rates average between 40% and 85% of adults in North America and Europe. In most individuals with intact immune systems, CMV causes little to no apparent illness. However, in immunocompromised individuals, CMV can lead to serious disease or death. Currently, patients who are immunosuppressed following hematopoietic stem cell/bone marrow or solid organ transplantation remain at high risk of CMV infection. In these patients, CMV can lead to severe conditions such as pneumonitis or hepatitis, or even death.

HCV Program

On August 10, 2007 we announced the decision made with Wyeth Pharmaceuticals, a division of Wyeth, to discontinue dosing with HCV-796 in combination with pegylated interferon and ribavirin in our current Phase 2 study. All subjects, following consultation with the principal investigators at each site, had the option of continuing on the combination therapy of pegylated interferon and ribavirin, the standard of care and we continued to collect antiviral and safety data. This decision followed a review by the joint safety review board of safety data accumulated to date, which showed elevated liver enzyme levels in some patients after 8 weeks or more of therapy with HCV-796 with pegylated interferon and ribavirin.

At the time of the decision, clinically significant elevations of liver enzymes were observed in approximately eight percent of patients receiving HCV-796, including two patients who experienced serious adverse events leading to withdrawal from active therapy with HCV-796, pegylated interferon and ribavirin. In contrast, elevated liver enzymes were seen in only one percent of patients on standard of care. Elevations of liver enzymes appeared to be transient in some patients. The U.S. Food and Drug Administration was notified that all patients on triple therapy were offered continued treatment with only pegylated interferon and ribavirin for the remainder of the clinical study.

At the point the decision was made to discontinue dosing with HCV-796, the companies announced that the following on-therapy anti-viral activity was observed in the phase 2 study.

- 45% of 75 patients receiving HCV-796 plus standard of care were below the level of quantification at 4 weeks, compared to 7% of 75 patients on standard of care alone.
- 73% of 37 patients on HCV-796 plus standard of care were below the level of quantification at 12 weeks, compared to 39% of 38 patients on standard of care alone.
- 23% of 73 null responders patients were below the level of quantification at 12 weeks.

In 2008, the planned activities for the HCV-796 program include continuing monitoring and follow-up of patients enrolled in the phase 2 study. In addition, there will be extensive evaluation of available preclinical and clinical safety data in order to understand the potential risks to patients and whether further clinical studies are appropriate. No additional clinical studies with HCV-796 will be initiated until this evaluation is complete and the results are discussed with the FDA. The results of the investigation into liver enzyme findings observed in the phase 2 study, along with other predevelopment activities performed during the year, will significantly impact the timing and amount of expenses we will incur related to this program in future periods. In addition, discussions with the FDA regarding our plans may impact the timing, nature and cost of future planned studies. During 2008 we will continue with discovery activities to identify a follow-on/back-up molecule to HCV-796.

Hepatitis is an inflammation of the liver that is often caused by viruses, such as hepatitis A, B, or C. Hepatitis C virus is recognized as a major cause of chronic hepatitis worldwide. According to the CDC and the World Health Organization, about four million Americans and 170 million people worldwide, respectively, are infected with HCV. The acute stage, which occurs two weeks to six months after infection, usually is so mild that most people do not know they have been infected. About 75% of people who are newly infected with HCV progress to develop chronic infection. Liver damage (cirrhosis) develops in about 10% to 20% of persons with chronic infection, and liver cancer develops in 1% to 5% of persons with chronic infection over a period of 20 to 30 years. Liver damage caused by HCV infection is the most common reason for liver transplantation in the U.S.

CDI Program

In February 2006, we announced that we had entered into a licensing agreement with Dr. Dale Gerding, of the Hines VA for the rights to develop non-toxigenic strains of C. *difficile* (NTCD) for the treatment and prevention of CDI. We plan to initially focus our efforts on the opportunity to prevent recurrence of CDI following treatment with Vancocin. The concept behind this novel treatment approach aims to prevent disease recurrence, and involves the oral administration of non-toxin producing spores of *C. difficile* following initial treatment of acute CDI. The underlying concept of this approach is to first treat the disease with an effective product like Vancocin and eradicate the dangerous toxin-producing *C. difficile* which causes severe CDI. The treated patient could potentially then be dosed with oral NTCD to re-colonize the GI tract and prevent the 'bad' bugs from re-infecting the colon until normal GI flora returns and the patient is no longer susceptible to disease.

Common Cold and Asthma Exacerbations Program

Pleconaril is a proprietary, small molecule inhibitor of picornaviruses, which we licensed from Sanofi-Aventis in 1995. In preclinical studies, pleconaril has demonstrated the ability to inhibit picornavirus replication in vitro by a novel, virus-specific mode of action. Pleconaril works by inhibiting the function of the viral protein coat, also known as the viral capsid, which is essential for virus infectivity and transmission. Preclinical studies have shown that pleconaril integrates within the picornavirus capsid at a specific site that is common to a majority of picornaviruses and disrupts several stages of the virus infection cycle. In May 2002, the FDA issued a "not-approvable" letter in response to our new drug application for an oral formulation of pleconaril for the treatment of the common cold in adults. In contrast, the current formulation of pleconaril is delivered intranasally.

In November 2004, we entered into a license agreement with Schering-Plough under which Schering-Plough assumed responsibility for all future development and commercialization of pleconaril in the U.S. and Canada. Schering-Plough paid us an initial license fee of $10.0 million in December 2004 and purchased our inventory of bulk drug substance for an additional $6.0 million in January 2005. We understand that Schering-Plough is currently evaluating an intranasal formulation of pleconaril in phase 2 clinical trials.

Business Development

We intend to continue to evaluate in-licensing or other means of acquiring products in clinical development, and marketed products, in order to expand our current portfolio. Such products may be intended to treat, or are currently used to treat, the patient populations treated by physician specialists or in hospital settings.

Competition for products in clinical development, or that are currently on the market, is intense and may require significant resources. There is no assurance that we will be successful in acquiring such products, or that such products can be acquired on terms acceptable to us. Additionally, if we are successful in acquiring a marketed product, we may have to expand our marketing team and build a sales force. There is no assurance that we would be successful in expanding our commercial capabilities, that we would be able to penetrate the markets for any such products or that we could achieve market acceptance of our products.

Strategic Relationships

Vancocin Capsules and Lilly

In November 2004, we acquired all rights in the U.S. and its territories to manufacture, market and sell Vancocin, the oral capsule formulation of vancomycin hydrochloride, as well as rights to certain related vancomycin products, from Lilly. Vancocin is a potent antibiotic approved by the FDA to treat antibiotic-associated pseudomembranous colitis caused by *C. difficile* and enterocolitis caused by *S. aureus*, including methicillin-resistant strains. Lilly retained its rights to vancomycin outside of the U.S. and its territories.

We paid Lilly an upfront cash payment of $116.0 million. We are obligated to pay additional purchase price consideration based on annual net sales of Vancocin through 2011. As of December 31, 2007, we have paid an aggregate of $23.1 million to Lilly in additional purchase price consideration, as our net sales of Vancocin surpassed the maximum obligation level of $65 million in 2005, 2006 and 2007. The $23.1 million payment was based upon 35% of $17 million in 2007, 35% of $19 million in 2006 and 50% of $21 million in 2005.

For annual net sales during 2008 through 2011, we are obligated to pay additional amounts of 35% on net sales between $45 and $65 million. No additional payments are due to Lilly on net sales of Vancocin below or above the net sales levels. We account for additional purchase price consideration as contingent consideration and record an adjustment to the carrying amount of the related intangible assets and a cumulative adjustment to the intangible amortization upon achievement of the related sales milestones. See Note 6 of the Consolidated Financial Statements for additional information regarding intangible assets and amortization.

In the event we develop any product line extensions, revive discontinued vancomycin product lines (injectable or oral solutions), make improvements of existing products, or expand the label to cover new indications, Lilly would receive a royalty on net sales on these additional products for a predetermined time period.

In connection with the acquisition, we entered into a transition services agreement with Lilly. The transition period ended in January 2005 when we assumed responsibility for product inventory, warehousing, management services and distribution of the Vancocin brand in the U.S.

Cytomegalovirus and GlaxoSmithKline

In August 2003, we entered into a license agreement with GlaxoSmithKline ("GSK") under which we acquired worldwide rights (excluding Japan) to an antiviral compound, Camvia, for the treatment of CMV disease. Camvia is a benzimidazole compound that was in development by GSK for the treatment of CMV retinitis in HIV positive patients.

Under the terms of the agreement, we have exclusive worldwide rights (excluding Japan) to develop and commercialize Camvia for the prevention and treatment of cytomegalovirus infections related to transplant (including solid organ and hematopoietic stem cell / bone marrow transplantation), congenital transmission, and in patients with HIV infection. The patents covering Camvia expire in 2015. We paid GSK a $3.5 million up-front cash licensing fee and will pay additional milestone payments based upon defined clinical development and regulatory events. In the third quarter of 2006, we recorded a $3.0 million milestone payment due to GSK associated with the initiation of the phase 3 study of Camvia, which was paid in February 2007. No additional amounts were recorded in 2007. We also will pay royalties to GSK and its licensor on product sales in the U.S. and rest of world (excluding Japan). We will be dependent on GSK to prosecute and maintain the patents related to Camvia, and to file any applications for patent term extension. We also may be dependent on GSK to protect such patent rights. We have the right to sublicense our rights under the agreement, which under certain circumstances requires consent from GSK.

Hepatitis C and Wyeth

In December 1999, we entered into a collaboration and license agreement with Wyeth (formerly American Home Products Corporation) to jointly develop products for use in treating hepatitis C virus in humans. Under the agreement, we licensed to Wyeth worldwide rights under certain patents and know-how owned by us or created under the agreement. We have the right to co-promote these products in the U.S. and Canada and Wyeth will promote the products elsewhere in the world. Wyeth has the right to manufacture any commercial products developed under the agreement.

In June 2003, we amended our collaboration agreement with Wyeth to, among other things, focus the parties' activity on one target, to allocate more of the collaboration's pre-development efforts to us (subject to our cost sharing arrangement with Wyeth for this work), and to clarify certain of the reconciliation and reimbursement provisions of the collaboration agreement. In addition, under the amended agreement both companies are permitted to work outside the collaboration on screening against targets other than the target being addressed together under the collaboration. In connection with our restructuring in January 2004, we agreed with Wyeth to cease screening compounds against HCV under the collaboration. In September 2006, we agreed to renew some limited preclinical screening activity with Wyeth. During the terms of the agreement, the two parties will work exclusively with each other on any promising compounds against the collaboration's HCV target.

Wyeth paid us $5.0 million on the effective date of the original agreement, is obligated to make milestone payments to us, and was obligated to purchase additional shares of our common stock at a premium to the market price, upon the achievement of certain development milestones. Through December 31, 2007, Wyeth has purchased an aggregate of 1,182,829 shares of our common stock for $16.0 million upon the achievement of three milestones, which includes the milestone reached in August 2006 when Wyeth and ViroPharma announced that data indicated that HCV-796 achieved a "proof of concept" milestone under the companies' agreements and was the final milestone which would require Wyeth to purchase shares of our common stock. The remaining milestone events generally include successful completion of steps in the clinical development of an HCV product and the submission for, and receipt of, marketing approval for the product in the U.S. and abroad. These milestones, however, may never be attained. Wyeth will provide significant financial support for the development of HCV therapeutic compounds developed under the agreement.

Until the expiration or termination of the agreement, any profits from the sale of products developed under the agreement and sold in the U.S. and Canada will be shared equally between us and Wyeth, subject to adjustment under certain circumstances. For sales of these products outside the U.S. and Canada, Wyeth will make royalty payments to us. These royalty payments will be reduced upon the expiration of the last of our patents covering those products.

Our agreement with Wyeth terminates, country-by-country, in the U.S. and Canada, if the parties are no longer co-promoting any product developed under the agreement, and outside the U.S. and Canada, when Wyeth is no longer obligated to pay us royalties on sales of products developed under the agreement.

We have entered into, and will from time to time in the future enter into, a variety of agreements with third parties in connection with preclinical and clinical development activities in both the CMV and HCV programs.

Picornaviruses and Schering-Plough

In November 2004, we entered into a license agreement with Schering-Plough under which Schering-Plough has assumed responsibility for all future development and commercialization of pleconaril in the U.S. and Canada. Schering-Plough paid us an upfront option fee of $3.0 million in November 2003. In August 2004, Schering-Plough exercised its option to enter into a full license agreement with us following its assessment of the product's performance in characterization studies. Schering-Plough paid us an initial license fee of $10.0 million in December 2004 and purchased our inventory of bulk drug substance for an additional $6.0 million in January 2005. We are also eligible to receive up to an additional $65.0 million in milestone payments upon achievement of certain targeted regulatory and commercial events, as well as royalties on Schering-Plough's sales of intranasal pleconaril in the licensed territories. Schering-Plough is now responsible for the development and commercialization of the intranasal formulation of pleconaril for the treatment of the common cold. Sanofi-Aventis has exclusive rights to market and sell pleconaril in countries other than the U.S. and Canada.

Picornaviruses and Sanofi-Aventis

In our agreement with Sanofi-Aventis, originally entered into in December 1995 and amended and restated in February 2001, we received exclusive rights under patents owned by Sanofi-Aventis to develop and market all products relating to pleconaril and related compounds for use in picornavirus disease indications in the U.S. and Canada, as well as a right of first refusal for any other indications in the U.S. and Canada. We further amended our agreement with Sanofi-Aventis in November 2003 in connection with our entry into the option agreement with Schering-Plough in respect of intranasal pleconaril. As a result of Schering-Plough's August 2004 exercise of its option to continue the development and commercialization of pleconaril, the November 2003 amendment provided that, among other things, the royalty rate payable to Sanofi-Aventis was reduced. Pleconaril is covered by one of the licensed U.S. patents, which expires in 2012, and one of the licensed Canadian patents, which expires in 2013. We will be dependent on Sanofi-Aventis to prosecute and maintain certain of these patents, and to file any applications for patent term extension. We also may be dependent on Sanofi-Aventis to protect such patent rights.

Under our agreement with Sanofi-Aventis, until the expiration or termination of the agreement, we must make royalty payments on any sales of products in the U.S. and Canada developed under the agreement, which royalty payments will be reduced upon the expiration of the last patent on pleconaril or any related drug, except for reduced royalty payments on Schering-Plough's sales of the drug, if any, which extends indefinitely. We are entitled to royalties from Sanofi-Aventis on sales of products by Sanofi-Aventis outside the U.S. and Canada. Sanofi-Aventis will make a milestone payment to us upon submission of pleconaril for regulatory approval in Japan. We are required to pay a portion of these royalties and milestones payable to Schering-Plough under our agreement with them.

Our patent licenses under the amended and restated agreement with Sanofi-Aventis terminate on the later of expiration of the last patent licensed to us under the agreement or ten years following our first sale of a product in the U.S. or Canada containing a compound licensed to us under the agreement, or earlier under certain circumstances. In the event that our rights to use Sanofi-Aventis's patents and trademarks terminate, under certain circumstances the agreement may restrict our ability to market pleconaril and compete with Sanofi-Aventis. In addition, Sanofi-Aventis has the right to terminate the agreement if we are subject to a change of control that would materially and adversely affect the development, manufacturing and marketing of the products under the agreement. The term automatically renews for successive five-year terms unless either party gives six months' prior written notice of termination. We also have the right to manufacture, or contract with third parties to manufacture, any drug product derived from the pleconaril drug substance.

Manufacturing

We currently do not have facilities to manufacture commercial or clinical trial supplies of drugs, and do not intend to develop such facilities for any product in the near future. Our commercialization plans are to contract with third parties for the manufacture and distribution of our product candidates.

We entered into a supply agreement with Lilly for the manufacture and supply of the API of Vancocin and the Vancocin finished product for an agreed-upon time period. In November 2005, we amended our manufacturing agreement with Lilly which, among other things, increased the amount of Vancocin that Lilly supplied to us during 2005, and ensured that Lilly would continue to supply us with Vancocin until at least September 30, 2006, if necessary. Lilly supplied the agreed upon increased product volume in 2005. Lilly ceased manufacturing finished product when our third-party manufacturing supply chain was approved in the second quarter of 2006.

In December 2005 we entered into agreements with NPI Pharmaceuticals (formerly OSG Norwich Pharmaceuticals, Inc.) to produce finished Vancocin product. The qualification process required to transfer Vancocin manufacturing from Lilly to NPI Pharmaceuticals was completed in February 2006. All approvals were finalized in the second quarter of 2006 and, since June 30, 2006, all of our finished product has been purchased from NPI Pharmaceuticals. In April 2006, we also entered into an agreement with Alpharma, Inc. for the manufacturing of API for Vancocin. In October, 2007, we amended this agreement with Alpharma which extended the agreement until December 2011 and identified an additional production facility that will produce API in the future.

We require in our manufacturing and processing agreements that all third-party contract manufacturers and processors produce drug substance and product in accordance with the FDA's current Good Manufacturing Practices and all other applicable laws and regulations. We maintain confidentiality agreements with potential and existing manufacturers in order to protect our proprietary rights related to our marketed drug and drug candidates.

For the preparation of compounds for preclinical development and for the manufacture of limited quantities of drug substances for clinical development, we have used both in-house capabilities and the capabilities of our collaborators, and we contract with third-party manufacturers. In the future, we expect to rely solely on our collaborators and third-party manufacturers to manufacture drug substance and final drug products for both clinical development and commercial sale.

Customers

Our net product sales are solely related to Vancocin. Our customers are wholesalers who then distribute the product to pharmacies, hospitals and long term care facilities, among others. In 2007, three wholesalers represented 93% of our total net product sales. Since Vancocin is currently the only approved oral antibiotic used to treat antibiotic-associated pseudomembranous colitis caused by an overgrowth of *C. difficile* in the colon, we do not believe that the loss of any one of these wholesalers would have a material adverse effect on product sales because product sales would shift to other wholesalers or alternative forms of distribution. However, the loss of a wholesaler could increase our dependence on a reduced number of wholesalers.

Marketing and Sales

We have the exclusive right to market and sell Vancocin in the U.S. and its territories. Vancocin is distributed through wholesalers that sell the product to pharmacies, hospitals, clinics and other facilities licensed to dispense prescription medications. In order to assist in the distribution of Vancocin in the U.S., we engaged Cardinal Health SPS, LLC, or Cardinal, in January 2005 to manage our warehousing and inventory program and to handle fulfillment of customer orders. Cardinal also provides us with order processing, shipping, collection and invoicing services related to our product sales. We currently have a limited marketing staff and during the third quarter of 2007 we made the decision to, for the first time, create a small sales organization targeting hospitals to promote Vancocin. Our sales organization is expected to commence operations during the first quarter of 2008. We also focus on educational initiatives, including thought leader development, physician education, and the targeted education of health professionals, by utilizing a small number of regional medical science liaisons.

Under our agreement with GSK, we have the exclusive right to market and sell Camvia for specific indications throughout the world (other than Japan). We are expanding our commercial marketing organization in the United States and Europe and intend to build a sales force to prepare for the potential commercialization of Camvia if and when regulatory approvals are received.

Under our agreement with Wyeth, we have the right to co-promote hepatitis C products arising from our collaboration in the U.S. and Canada. The success and commercialization of our hepatitis C product candidates will depend in part on the performance of Wyeth. Under our agreement with Schering-Plough, they have the exclusive right to develop, market and sell pleconaril in the U.S. and Canada, thus the success and commercialization of pleconaril in those territories will depend entirely on the performance of Schering-Plough.

If we are successful in acquiring a marketed product as a result of our business development efforts or receiving FDA approval of a product candidate that we may acquire as a result of our business development efforts, we will need to build a commercial marketing and sales capability to support that product.

Patents and Proprietary Technology

We believe that patent protection and trade secret protection are important to our business and that our future will depend, in part, on our ability to maintain our technology licenses, maintain trade secret protection, obtain patents and operate without infringing the proprietary rights of others both in the U.S. and abroad. The last core patent protecting Vancocin expired in 1996. In order to continue to obtain commercial benefits from Vancocin, we will rely on product manufacturing trade secrets, know-how and related non-patent intellectual property, and regulatory barriers to competitive products. We own two issued U.S. patents and two pending U.S. patent applications covering vancomycin related technology. We have one issued U.S. patent and two U.S. patent applications describing compounds, compositions and methods for treating respiratory syncytial virus (RSV) diseases. We have two pending U.S. patent applications covering compounds, compositions and methods of treating and preventing picarnovirus disease and one pending U.S. patent application covering methods of reducing rhinovirus contagion. We have two U.S. patents, three non-U.S. patents, ten U.S. patent applications that we co-own with a single development collaborator, and two U.S. patent applications that we co-own with multiple development collaborators describing compounds and methods for treating hepatitis C and related virus diseases, including a patent application family that covers HCV-796 and claims related compounds, compositions and methods of use for the treatment of HCV infections. We have one pending U.S. patent application on compositions and methods for identifying inhibitors of HCV, and related technology. We also have filed international, regional and non-U.S. national patent applications in order to pursue patent protection in major foreign countries. Related patent applications were filed under the Patent Cooperation Treaty (PCT), as well as other non-U.S. national and/or regional patent applications. These patent applications describe compounds and methods for treating hepatitis C and related virus diseases, and related technology. We intend to seek patent protection on these inventions in countries having significant market potential around the world on the basis of the PCT and related foreign filings.

As patent applications in the U.S. are maintained in secrecy until patents are issued (unless earlier publication is required under applicable law or in connection with patents filed under the PCT) and as publication of discoveries in the scientific or patent literature often lags behind the actual discoveries, we cannot be certain that we or our licensors were the first to make the inventions described in each of these pending patent applications or that we or our licensors were the first to file patent applications for such inventions. Furthermore, the patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions, and, therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents or their enforceability cannot be predicted. We cannot be sure that any patents will issue from any of these patent applications or, should any patents issue, that we will be provided with adequate protection against potentially competitive products. Furthermore, we cannot be sure that should patents issue, they will be of commercial value to us, or that private parties, including competitors, will not successfully challenge these patents or circumvent our patent position in the U.S. or abroad. In the absence of adequate patent protection, our business may be adversely affected by competitors who develop comparable technology or products.

Pursuant to the terms of the Uruguay Round Agreements Act, patents filed on or after June 8, 1995 have a term of twenty years from the date of filing, irrespective of the period of time it may take for the patent to ultimately issue. This may shorten the period of patent protection afforded to our products as patent applications in the biopharmaceutical sector often take considerable time to issue. Under the Drug Price Competition and Patent Term Restoration Act of 1984, a sponsor may obtain marketing exclusivity for a period of time following FDA approval of certain drug applications, regardless of patent status, if the drug is a new chemical entity or if new clinical studies were used to support the marketing application for the drug. Pursuant to the FDA Modernization Act of 1997, this period of exclusivity can be extended if the applicant performs certain studies in pediatric patients. This marketing exclusivity prevents a third party from obtaining FDA approval for a similar or identical drug under an Abbreviated New Drug Application or a "505(b)(2)" New Drug Application.

The Drug Price Competition and Patent Term Restoration Act of 1984 also allows a patent owner to obtain an extension of applicable patent terms for a period equal to one-half the period of time elapsed between the filing of an Investigational New Drug Application, or IND, and the filing of the corresponding New Drug Application, or NDA, plus the period of time between the filing of the NDA and FDA approval, with a five year maximum patent extension. We cannot be sure that we will be able to take advantage of either the patent term extension or marketing exclusivity provisions of this law.

In order to protect the confidentiality of our technology, including trade secrets and know-how and other proprietary technical and business information, we require all of our employees, consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the use or disclosure of confidential information. The agreements also oblige our employees, and to the extent practicable, our consultants, advisors and collaborators, to assign to us ideas, developments, discoveries and inventions made by such persons in connection with their work with us. We cannot be sure that these agreements will maintain confidentiality, will prevent disclosure, or will protect our proprietary information or intellectual property, or that others will not independently develop substantially equivalent proprietary information or intellectual property.

The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies in clinical development, both in the U.S. and in other countries. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets, and could result in substantial cost to us and diversion of our efforts. We intend to file applications as appropriate for patents describing the composition of matter of our drug candidates, the proprietary processes for producing such compositions, and the uses of our products and drug candidates.

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements on the clinical development, licensure, manufacture, distribution and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, processing, quality control, safety, effectiveness, labeling, packaging, storage, handling, distribution, record keeping, approval, advertising, and promotion of our products. All of our products will require FDA regulatory approval before commercialization. In particular, therapeutic products for human use are subject to rigorous preclinical and clinical testing and other requirements of the Federal Food, Drug, and Cosmetic Act, implemented by the FDA, as well as similar statutory and regulatory requirements of foreign countries. Obtaining these marketing approvals and subsequently complying with ongoing statutory and regulatory requirements is costly and time consuming. Any failure by us or our collaborators, licensors or licensees to obtain or maintain, or any delay in obtaining, regulatory approval or in complying with other requirements, could adversely affect the commercialization of products then being developed by us and our ability to receive product or royalty revenues.

The steps required before a new drug product may be distributed commercially in the U.S. generally include:

- conducting appropriate preclinical laboratory evaluations of the product's chemistry, formulation and stability, and animal studies to assess the potential safety and efficacy of the product;
- submission to the FDA of an Investigational New Drug Application, including the results of preclinical evaluations and tests, along with manufacturing information and analytical data;
- obtaining approval of Institutional Review Boards, or IRBs, to introduce the drug into humans in clinical studies;
- conducting adequate and well-controlled human clinical trials that establish the safety and efficacy of the drug product candidate for the intended use, typically in the following three sequential, or slightly overlapping stages:
  - Phase 1: The drug is initially introduced into healthy human subjects or patients and tested for safety, dose tolerance, absorption, metabolism, distribution, excretion and evidence of biological activity;
  - Phase 2: The drug is studied in controlled, exploratory therapeutic trials in a limited number of patients to identify possible adverse effects and safety risks, to determine dose tolerance and the optimal effective dosage, and to collect initial efficacy data of the product for specific targeted diseases or medical conditions;
  - Phase 3: The drug is studied in an expanded, controlled patient population at multiple clinical study sites to demonstrate efficacy and safety at the optimized dose by measuring a primary endpoint established at the outset of the study;
- submitting the results of basic research, including pharmacology and mechanisms of action animal studies, and clinical studies as well as chemistry, manufacturing and controls information and patent certification information on the drug to the FDA in a NDA;
- undergoing a successful FDA pre-approval inspection prior to approval of an NDA; and
- obtaining FDA approval of the NDA prior to any commercial sale or shipment of the drug product.

This process generally takes a number of years and typically requires substantial financial resources, and we cannot be certain that any approval will be granted on a timely basis, if at all. The results of preclinical studies and initial clinical trials are not necessarily predictive of the results from large-scale clinical trials, and all clinical trials may be subject to additional costs, delays or modifications due to a number of factors, including the difficulty in obtaining enough patients, clinical investigators, drug supply, or financial support, or because of unforeseen adverse effects or efficacy issues. In addition, an independent IRB at each clinical site proposing to conduct the clinical trials must review and approve each study protocol and oversee the conduct of the trial. The FDA may also raise questions about the conduct of the trials as outlined in the IND and impose a clinical hold on the trial. If a clinical hold is imposed, all of FDA's concerns must be resolved before the trial may begin again. Preclinical and clinical studies take several years to complete, and there is no guarantee that an IND we submit will result in a submission of an NDA within any specific time period, if at all. Similar risks and uncertainties apply to the conduct and approval for licensure and marketing a product in non-US markets around the world.

The FDA has issued regulations intended to expedite the approval process for the development, evaluation and marketing of new therapeutic products intended to treat life-threatening or severely debilitating diseases, especially where no alternative therapies exist. If applicable, these provisions may streamline the traditional product development process in the U.S. Similarly, products that represent a substantial improvement over existing therapies may be eligible for priority review and a FDA expedited review time of six months. Nonetheless, even if a product is eligible for these programs, or for priority review, approval may be denied or delayed by the FDA or additional trials may be required. As a condition of approval FDA also can require further testing of the product and monitoring of the effect of commercialized products, including the performance of tests to assess pediatric safety and effectiveness of a pediatric formulation. The Agency has the power to prevent or limit further marketing of a product based on the results of these post-approval commitments. Upon approval, a drug product may be marketed only in those dosage forms and for those indications approved in the NDA.

Any products manufactured or distributed by us pursuant to FDA approval are subject to extensive continuing post-approval regulation by the FDA, including record-keeping requirements, obligations to investigate, analyze and report adverse experiences, and possible restrictions on advertising and promotional activities. In addition to continued compliance with standard regulatory requirements, the FDA also may require post-marketing testing and surveillance to monitor the safety and efficacy of the marketed product. Results of post-marketing studies may limit or expand the further marketing of the products. If we propose any modifications to a product, including changes in indication, manufacturing process, manufacturing facility or labeling, we may need to submit a NDA supplement to the FDA, and will not be able to commercialize any product with these modifications until FDA approval is received. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product are discovered following approval.

In addition to obtaining FDA approval for each indication to be treated with each product, each drug product manufacturing establishment must register with the FDA, list its drug products with the FDA, comply with current Good Manufacturing Practices (cGMPs) and undergo periodic inspections by the FDA.

In complying with the FDA's cGMP regulations, manufacturers must continue to spend time, money and effort on facilities and equipment, process control, recordkeeping, personnel training, quality control validation, and auditing to ensure that the marketed product meets applicable specifications and other requirements. The FDA periodically inspects drug product manufacturing facilities to ensure compliance with cGMPs. Failure to comply with FDA requirements, including cGMPs, subjects the manufacturer to possible FDA enforcement action, such as untitled letters, Warning Letters, suspension of manufacturing operations, seizure of the product, voluntary or mandatory recall of a product, injunctive action, consent decrees and/or suspension or revocation of product approval, as well as possible civil and criminal penalties. We currently rely on, and intend to continue to rely on, third parties to manufacture our compounds and products. Such third parties will be required to comply with FDA requirements, including cGMPs. We cannot be certain that we, or our present or future suppliers or third-party manufacturers, will be able to comply with all FDA regulatory requirements, and potential consequences of non-compliance could have a material adverse impact on our business.

Products manufactured in the U.S. for distribution abroad will be subject to FDA regulations regarding export, as well as the requirements of the country to which they are shipped. These latter requirements are likely to cover the conduct of clinical trials, the submission of marketing applications, and all aspects of product manufacture and marketing. Such requirements can vary significantly from country to country. As part of possible strategic relationships, our collaborators may be responsible for the foreign regulatory approval process of our products, although we may be legally liable for noncompliance. Foreign establishments manufacturing drug products for distribution in the U.S. also must register their establishments and list their products with the FDA, and comply with cGMPs. They also are subject to periodic inspection by the FDA or by local authorities under agreement with the FDA.

The FDA's laws, regulations and policies may change, and additional governmental regulations or requirements may be enacted that could delay, limit or restrict, or prevent regulatory approval of our products or affect our ability to test, manufacture, market, or distribute our products following approval.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act (MMA) was signed into law and provides outpatient prescription drug coverage to eligible Medicare beneficiaries. The primary prescription drug benefit under the MMA, the new Medicare Part D coverage, began in January 2006. The new Part D prescription drug benefit is administered regionally through Medicare-approved insurance plans. The legislation allows for the importation of prescription drugs from Canada, but only if the Secretary of the U.S. Department of Health and Human Services certifies to Congress that such importation would pose no additional risk to the public's health and safety and would result in significant reduction in the cost to customers, which the Secretary thus far has not done. There can be no assurance that this certification requirement will be maintained in future legislation or that the certification will continue to be withheld. The impact could also be negative over the intermediate and longer term for our business generally as greater federal involvement and budget constraints may increase the likelihood of additional pricing pressures or controls in the future.

Federal and state governments also have pursued direct methods to reduce the cost of drugs for which they pay. We participate in state government-managed Medicaid programs as well as certain other qualifying federal and state government programs whereby discounts and mandatory rebates are provided to participating state and local government entities. We also participate in other programs with government entities, the most significant of which are the U.S. Department of Defense and the U.S. Department of Veterans Affairs. These entities receive minimum discounts based off a defined "non-federal average manufacturer price" for purchases. Additional programs in which we participate provide mandatory discounts for outpatient medicines purchased by certain Public Health Service entities and "disproportionate share" hospitals (hospitals meeting certain criteria regarding the percentage of needy population served).

Our operations are also subject to federal and state anti-kickback laws. Certain provisions of the Social Security Act prohibit entities such as us from knowingly and willingly offering, paying, soliciting or receiving any form of remuneration (including any kickbacks, bribe or rebate) in return for the referral of items or services for which payment may be made under a federal health care program, or in return for the recommendation, arrangement, purchase, lease or order of items or services for which payment may be made under a federal health care program. Violation of the federal anti-kickback law is a felony, punishable by criminal fines and imprisonment for up to five years or both. In addition, the Department of Health and Human Services may impose civil penalties and exclude violators from participation in federal health care programs such as Medicare and Medicaid. Many states have adopted similar prohibitions against payments intended to induce referrals of products or services paid by Medicaid or other third party payors. Several states have also enacted laws requiring recordkeeping, compliance requirements, and reporting of gifts and other value given to healthcare providers. Because of the far-reaching nature of these laws, there can be no assurance that the occurrence of one or more violations of these laws would not result in a material adverse effect on our business, financial condition and results of operations.

We are also subject to various other federal, state and local laws, rules, regulations and policies relating to safe working conditions, clinical, laboratory and manufacturing practices, environmental protection, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, previously used in connection with our research work. Although we believe that our safety procedures for handling and disposing of such materials comply with current federal, state and local laws, rules, regulations and policies, the risk of accidental injury or contamination from these materials cannot be entirely eliminated. We may also incur significant costs to comply with such laws and regulations now and in the future, and the failure to comply may have a material adverse impact on our business.

Moreover, we anticipate that Congress, state legislatures and the private sector will continue to review and assess controls on health care spending. Any such proposed or actual changes could cause us or our collaborators to limit or eliminate spending on development projects and may otherwise affect us. We cannot predict the likelihood, nature, or extent of adverse governmental regulation that might result from future legislative or administrative action, either in the U.S. or abroad. Additionally, in both domestic and foreign markets, sales of our proposed products will depend, in part, upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. Significant uncertainty often exists as to the reimbursement status of newly approved health care products. In addition, third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. There can be no assurance that our proposed products will be considered cost-effective or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product research and development.

In the United States, the Orphan Drug Act provides incentives to drug manufacturers to develop and manufacture drugs for the treatment of rare diseases, currently defined as diseases that affect fewer than 200,000 individuals in the United States, or for a disease that affects more than 200,000 individuals in the United States, where the sponsor does not realistically anticipate its product becoming profitable. The FDA has granted maribavir orphan drug status for prevention of cytomegalovirus (CMV) viremia and disease in the populations at-risk. Under the Orphan Drug Act, a manufacturer of a designated orphan product can seek certain tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven-year period of marketing exclusivity for that product for the orphan indication. While the marketing exclusivity of an orphan drug would prevent other sponsors from obtaining approval of the same drug compound for the same indication unless the subsequent sponsors could demonstrate clinical superiority or a market shortage occurs, it would not prevent other sponsors from obtaining approval of the same compound for other indications or the use of other types of drugs for the same use as the orphan drug. The U.S. Congress has considered, and may consider in the future, legislation that would restrict the duration or scope of the market exclusivity of an orphan drug and, thus, we cannot be sure that the benefits of the existing statute will remain in effect. Additionally, we cannot be sure that other governmental regulations applicable to our products will not change.

Legislation similar to the Orphan Drug Act has been enacted in other countries outside of the United States, including the European Union. The orphan legislation in the European Union is available for therapies addressing conditions that affect five or fewer out of 10,000 persons. The market exclusivity period is for ten years, although that period can be reduced to six years if, at the end of the fifth year, available evidence establishes that the product is sufficiently profitable not to justify maintenance of market exclusivity. On November 12, 2007, the Company was granted Orphan Drug designation for Camvia by the Committee for Orphan Medicinal Products of the European Medicines Agency.

Competition

The last core patent protecting Vancocin expired in 1996. As a result, there is a potential for significant competition from generic versions of Vancocin. Such competition would result in a significant reduction in sales of Vancocin. We believe that regulatory hurdles (notwithstanding the recent actions taken by the OGD, described below), as well as product manufacturing trade secrets, know-how and related non-patent intellectual property may present barriers to market entry of generic competition. However, there can be no assurance that these barriers will actually delay or prevent generic competition.

On March 17, 2006, we learned that the OGD changed its approach regarding the conditions that must be met in order for a generic drug applicant to request a waiver of in-vivo bioequivalence testing for copies of Vancocin. We are opposing this attempt. However, in the event this change in approach remains in effect, the time period in which a generic competitor may enter the market would be reduced and multiple generics may enter the market, which would materially impact our operating results, cash flows and asset valuations.

Vancocin sales for treatment of antibiotic-associated pseudomembranous colitis caused by *C. difficile* have increased over the past 12 months; however, Vancocin's share of the U.S. market for this indication may decrease due to competitive forces and market dynamics. Metronidazole, a generic product, is regularly prescribed to treat CDI at costs which are substantially lower than for Vancocin. In addition, products which are currently marketed for other indications by other companies may also be prescribed to treat this indication.

Stem cell / bone marrow and solid organ transplant patients at risk for CMV infection or with active CMV disease are most likely to receive ganciclovir or valganciclovir (prodrug of ganciclovir), each of which were developed and are marketed by F. Hoffmann-La Roche. Ganciclovir and valganciclovir are associated with the adverse effect of neutropenia, which may limit their use in certain patients. Foscarnet (AstraZeneca) and cidofvir (Gilead Sciences) may also be used to treat active CMV infections in certain patient populations such as neutropenic patients, patients with ganciclovir-resistant CMV infection, or patients for whom ganciclovir is otherwise contraindicated. However, use of either foscarnet or cidofovir is limited by the side effect of renal toxicity. Other broad-spectrum antiviral agents including valacyclovir and acyclovir (GSK) are marketed in several countries, and may also be used for the prevention of CMV infection in some patients. Additionally, we believe that there is at least one vaccine product in early-phase clinical trials. The objective of the Camvia clinical program is to demonstrate that Camvia is at least as efficacious as the currently existing treatments with a better safety profile.

The most commonly used treatments for HCV are alfa-interferon products, alone or in combination with ribavirin. There are a number of products in clinical development including immunomodulators and specific inhibitors of HCV, making this a highly competitive field of clinical research or treatment. There currently are no approved antiviral agents directed specifically against HCV and no vaccines for prevention of HCV infection, although several companies, in addition to Wyeth and us, are working on developing such products. Approximately 50% of treatment-naive patients who receive full courses of currently available therapies achieve a sustained virologic response. There are several interferon products available worldwide, but there are substantial limitations to the use of these products when given as monotherapy or in conjunction with ribavirin in the treatment of chronic HCV infection. These include poor treatment response in patients infected with particular genotypes of the virus and significant side effects that can lead to discontinuation of therapy in approximately 20% of patients with a significant number of patients for whom either interferon, ribavirin or both are contraindicated. We believe that this is an underserved market and are working with Wyeth toward advancing a specific antiviral product candidate for treatment of HCV. We believe that in the future, as new antiviral agents become available, patients with HCV will likely be treated with various combination therapies analogous to the treatment paradigm for HIV. Such combinations of antiviral agents could include non-nucleoside polymerase inhibitors, such as HCV-796, protease inhibitors and nucleoside polymerase inhibitors, all with or without interferon therapy. As a result, we believe HCV-796 may be complementary to certain other antiviral agents.

In addition to approved products, other companies are developing treatments for infectious diseases, including compounds in preclinical and clinical development for *C. difficile*, CMV, HCV and rhinovirus infections. These companies include both public and private entities, including well-known, large pharmaceutical companies, chemical companies, biotechnology companies and research institutions. For example, Salix Pharmaceutical, Optimer Pharmaceuticals and Genzyme Corporation have clinical development programs with therapeutic agents for the treatment of *C. difficile* infection that could be found to have competitive advantages over Vancocin. Approval of new products, or expanded use of currently available products, to treat CDI, and particularly severe disease caused by *C. difficile* infection, could materially and adversely affect our sales of Vancocin. We believe that there is at least one vaccine product in clinical trials for the prevention of CMV infection and other companies may have research and development programs with molecules active against CMV. In addition, several other companies, including Roche, Vertex, Gilead, Intermmune and Schering-Plough, are developing compounds to treat hepatitis C. Developments by these or other entities may render our products under development non-competitive or obsolete. Our ability to compete successfully will be based on our ability to:

- develop proprietary products;
- attract and retain scientific personnel;
- obtain patent or other protection for our products;
- obtain required regulatory approvals; and
- manufacture and successfully market our products either alone or through outside parties.

We intend to evaluate in-licensing or other opportunities to acquire products in development, or those that are currently on the market. We plan to seek products for diseases treated by physician specialists and in hospital settings, or to complement the markets that we hope our CMV and HCV programs will serve or in which Vancocin is prescribed. We will face intense competition in acquiring products to expand our product portfolio. Many of the companies and institutions that we will compete with in acquiring products to expand our product portfolio have substantially greater capital resources, research and development staffs and facilities than we have.

Many of our competitors have substantially greater financial, research and development, manufacturing, marketing and human resources and greater experience in product discovery, development, clinical trial management, FDA regulatory review, manufacturing and marketing than we do.

Employees

As of February 22, 2008, we had 115 employees of which 105 were employed in the United States and 10 were located in Europe and we are currently seeking to fill certain additional positions. A significant number of our management and professional employees have had prior experience with pharmaceutical, biotechnology or medical products companies. None of our employees are covered by collective bargaining agreements. We believe that we have been successful in attracting skilled and experienced personnel; however, competition for such personnel is intense. We believe that our relations with our employees are good.

Legal Proceedings

We are a party to litigation in the ordinary course of our business. We do not believe these matters, even if adversely adjudicated or settled, would have a material adverse effect on our financial condition, results of operations or cash flows.

Executive Officers

Name	Age	Position
Michel de Rosen	56	President, Chief Executive Officer and Chairman of the Board of Directors
Vincent J. Milano	44	Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer
Colin Broom, M.D.	52	Vice President, Chief Scientific Officer
Thomas F. Doyle	47	Vice President, Strategic Initiatives
Daniel B. Soland	49	Vice President, Chief Commercial Officer
Robert G. Pietrusko	59	Vice President, Regulatory Affairs and Quality
J. Peter Wolf	38	Vice President, General Counsel and Secretary

Michel de Rosen has served as our Chairman of the Board of Directors since September 2002, President and Chief Executive Officer since August 2000; and as a Director since May 2000. Effective March 31, 2008, Mr. de Rosen will step down as President and Chief Executive Officer and will become the non-executive Chairman of the Board of Directors. From 1993 to 1999, Mr. de Rosen held several key positions in Rhone-Poulenc Pharma and Rhone-Poulenc Rorer (now Sanofi-Aventis), including Chairman and Chief Executive Officer from May 1995 until December 1999. Mr. de Rosen began his career at the French Ministry of Finance and subsequently served in several leading government positions. Mr. de Rosen also served in various executive roles in industry prior to 1993. Mr. de Rosen holds a MBA from the Ecole des Hautes Etudes Commerciales in France. Mr. de Rosen also is a director of ABB Ltd. and Endo Pharmaceuticals.

Vincent J. Milano joined the company in 1996, and has served as Chief Operating Officer since January 2006, as Vice President, Chief Financial Officer of ViroPharma since November 1997, as Vice President, Finance & Administration since February 1997, as Treasurer since July 1996, and as Executive Director, Finance & Administration from April 1996 until February 1997. Effective March 31, 2008, Mr. Milano will also serve as President, Chief Executive Officer, Chief Financial Officer and Treasurer. Prior to joining ViroPharma, Mr. Milano was with KPMG LLP, independent certified public accountants, where he was a Senior Manager since 1991. Mr. Milano received his Bachelor of Science degree in Accounting from Rider College.

Colin Broom, M.D. has served as Vice President, Chief Scientific Officer of ViroPharma since May 2004. From 2000 until 2003, Dr. Broom served as Vice President of Clinical Development and Medical Affairs, Europe, for Amgen. From 1998 to 1999, Dr. Broom served as Senior Vice President of Global Clinical Development for Hoechst Marion Roussel, now Sanofi-Aventis. From 1987 until 1998, Dr. Broom was with Glaxo and then SmithKline Beecham, where he held positions of increasing seniority in clinical pharmacology at SmithKline Beecham in Europe before moving to the U.S. to head global oncology and subsequently becoming Vice President of CNS/GI. From 1984 through 1987, Dr. Broom was a research physician with Glaxo Group Research Ltd. Dr. Broom holds a Bachelor of Science degree in Pharmacology from University College London, and a Bachelor of Medicine and Bachelor of Surgery degree from St. George's Hospital Medical School. Dr. Broom is a Member of the Royal College of Physicians and a Fellow of the Faculty of Pharmaceutical Medicine of the UK Colleges of Physicians.

Thomas F. Doyle is Vice President, Strategic Initiatives as of January 2008; Mr. Doyle previously served as Vice President, General Counsel of ViroPharma since November 1997, as Secretary since February 1997 and as Executive Director, Counsel since joining ViroPharma in November 1996. From 1990 until 1996, Mr. Doyle was a corporate attorney with the law firm of Pepper Hamilton LLP. Mr. Doyle received his J.D. from Temple University School of Law. Prior to attending Temple University, Mr. Doyle was a Certified Public Accountant. Mr. Doyle received his Bachelor of Science degree in Accounting from Mt. St. Mary's College.

Daniel B. Soland has served as Vice President, Chief Commercial Officer of ViroPharma since November 2006. Effective March 31, 2008, Mr. Soland will also serve as our Chief Operating Officer. From February 2005 until June 2006, Mr. Soland served as President of Chiron Vaccines. From March 2003 until February 2005, Mr. Soland was President and Chief Executive Officer at Epigenesis Pharmaceuticals, a privately held biopharmaceutical company. Prior to that, Mr. Soland spent nine years with GlaxoSmithKline as the Vice President and Director of Worldwide Marketing Operations, and five years as GSK's Vice President and Director of the U.S. Vaccines Business Unit. Mr. Soland holds a Bachelor of Science degree in Pharmacy from the University of Iowa, in Iowa City, IA.

Robert G. Pietrusko has served as Vice President, Global Regulatory Affairs and Quality since joining ViroPharma in 2007. Prior to joining ViroPharma, Dr. Pietrusko served as Senior Vice President of Worldwide Regulatory Affairs for Millennium Pharmaceuticals, Inc. from 2001 through May 2007. Dr. Pietrusko spent 19 years at GlaxoSmithKline, culminating in his tenure as Vice President and Director, Anti-infective and Antiviral Therapeutic Areas, U.S. Regulatory Affairs Dr. Pietrusko holds a Bachelor of Science degree in

Biology and a Bachelors of Pharmacy degree from Rutgers University, and a Doctor of Pharmacy degree from the Philadelphia College of Pharmacy and Science.

J. Peter Wolf has served as Vice President, General Counsel, and Secretary since January 1, 2008. Mr. Wolf previously served as Associate General Counsel of ViroPharma since 2004. From 2000 to 2004 Mr. Wolf was a corporate attorney with the law firm of Pepper Hamilton LLP. Mr. Wolf received his J.D. from George Washington University National Law Center and his Bachelor of Arts from the University of Delaware.

Available Information

Our Internet website is www.viropharma.com and you may find our SEC filings on the "Investors" tab of that website. We provide access to all of our filings with the SEC, free of charge, as soon as reasonably practicable after filing with the SEC on such site. Our Internet website and the information contained on that website, or accessible from our website, is not intended to be incorporated into this Annual Report on Form 10-K or any other filings we make with the SEC.

ITEM 1A. RISK FACTORS

You should carefully consider the risk factors described below and all other information contained or incorporated by reference in this Annual Report on Form 10-K before you make an investment decision. If any of the following risk factors, as well as other risks and uncertainties that are not currently known to us or that we currently believe are not material, actually occur, our business, financial condition, results of operations and liquidity could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose part or all of your investment.

We depend heavily on the continued sales of Vancocin.

If revenue from Vancocin materially declines, our financial condition and results of operations will be materially harmed because, other than potential royalties and milestone payments, sales of Vancocin may be our only source of revenue for at least the next several years.

Vancocin product sales could be adversely affected by a number of factors, including:

- the development and approval of competitive generic versions of oral Vancocin, approval of products which are currently marketed for other indications by other companies or new pharmaceuticals and technological advances to treat the conditions addressed by Vancocin;
- manufacturing or supply interruptions, including, difficulties encountered in qualifying a third party supply chain, which could impair our ability to acquire an adequate supply of Vancocin to meet demand for the product;
- changes in the prescribing or procedural practices of physicians in the areas of infectious disease, gastroenterology and internal medicine, including off-label prescribing of other products;
- decreases in the rate of infections for which Vancocin is prescribed;
- the level and effectiveness of our sales and marketing efforts;
- decrease in the sensitivity of the relevant bacterium to Vancocin;
- changes in terms required by wholesalers, including "fee-for-service" contracts;
- marketing or pricing actions by one or more of our competitors;
- our ability to maintain all necessary contracts or obtain all necessary rights under applicable federal and state rules and regulations;
- the approval of legislative proposals that would authorize re-importation of Vancocin into the U.S. from other countries;
- regulatory action by the FDA and other government regulatory agencies;
- changes in the reimbursement or substitution policies of third-party payors or retail pharmacies; and
- product liability claims.

We cannot assure you that revenues from the sale of Vancocin will remain at or above current levels or achieve the level of net product sales that we expect. We believe the rate of infections for which Vancocin is prescribed decreased during the second half of 2007 and that the rates of infection may remain flat or decline in 2008. During the third quarter of 2007, we made the decision to, for the first time, create a small sales organization targeting teaching institutions to promote Vancocin. Our sales organization is expected to commence operations during the first quarter of 2008. We can not predict whether our sales efforts will be effective. In the event our sales and marketing efforts are not effective and the rate of infections for which Vancocin is prescribed, we could experience a decrease in sales of Vancocin. A decrease in sales of Vancocin could result in our inability to maintain profitability and could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Core patent protection for Vancocin has expired, which could result in significant competition from generic products and lead to a significant reduction in sales of Vancocin.

The last core patent protecting Vancocin expired in 1996. As a result, there is a potential for significant competition from generic products that treat the same conditions addressed by Vancocin. Such competition could result in a significant reduction in sales of Vancocin. We believe that regulatory hurdles (notwithstanding the recent actions taken by the FDA's Office of Generic Drugs, Center for Drug Evaluation and Research ("OGD"), which we describe in more detail below and which we are vigorously opposing), as well as product manufacturing trade secrets, know-how and related non-patent intellectual property, may present barriers to market entry of generic competition. However, there can be no assurance that these barriers will actually delay or prevent generic competition. The effectiveness of these non-patent-related barriers to competition will depend primarily upon:

- the current or future regulatory approval requirements for any generic applicant.
- the complexities of the manufacturing process for a competitive product;
- the nature of the market which Vancocin serves and the position of Vancocin in the market from time to time;
- the growth of the market which Vancocin serves; and
- our ability to protect Vancocin know-how as a trade secret.

We cannot assure you that generic competitors will not take advantage of the absence of patent protection for Vancocin to attempt to develop a competing product. We have become aware of information suggesting that other potential competitors are attempting to develop a competing generic product. For example, Akorn, Inc. stated that during the fourth quarter of 2007 they expect to receive product approval and commence a marketing launch of a generic version of oral Vancocin. We are not able to predict the time period in which a generic drug may enter the market, as this timing will be affected by a number of factors, including:

- whether an in-vitro method of demonstrating bioequivalence is available to an applicant to gain marketing approval by the FDA in lieu of performing clinical studies;
- the nature of any clinical trials which are required, if any;
- the timing of filing an Abbreviated New Drug Application, or ANDA, the amount of time required by the FDA to review the ANDA and whether a generic drug application is afforded an accelerated review time by the FDA;
- the specific formulation of drug for which approval is being sought; and
- the time required to develop appropriate manufacturing procedures.

On March 17, 2006, we learned that the OGD changed its approach regarding the conditions that must be met in order for a generic drug applicant to request a waiver of in-vivo bioequivalence testing for vancomycin hydrochloride capsules. Specifically, we were informed that a generic applicant may be able to request such a waiver provided that dissolution testing demonstrates that the test product is rapidly dissolving at certain specified conditions. This deviates from our understanding of OGD's historical practices which would require, for a poorly-absorbed, locally acting gastrointestinal drug (such as Vancocin) a demonstration of bioequivalence through clinical studies or a demonstration of bioequivalence using an appropriately validated in-vitro methodology.

On March 17, 2006 we filed a Petition for Stay of Action with the FDA regarding the requirements for waivers of in-vivo bioequivalence testing for Vancocin, and we amended that petition on March 30, 2006. In May 2006, June 2006, May 2007, August 2007, December 2007 and January 2008 we made additional filings in support of our opposition to any approach that does not require rigorous scientific methods to demonstrate a rate and extent of drug release to the site of action consistent with good medicine and science. In the event the OGD's revised approach regarding the conditions that must be met in order for a generic drug applicant to request a waiver of in-vivo bioequivalence testing for Vancocin remains in effect, the time period in which a generic competitor may enter the market would be reduced. There can be no assurance that the FDA will agree with the positions stated in our Vancocin related submissions or that our efforts to oppose the OGD's March 2006 recommendation to determine bioequivalence to Vancocin through in-vitro dissolution testing will be successful. We cannot predict the timeframe in which the FDA will make a decision regarding either our citizen petition for Vancocin or the approval of generic versions of Vancocin. If we are unable to change the recommendation set forth by the OGD in March 2006, the threat of generic competition will be high.

If a generic competitor were to formulate a competing product that was approved by the FDA and that gained market acceptance, it would have a material adverse effect on our operating results, cash flows and possibly asset valuations, on our business and our guidance.

We do not know whether Vancocin will continue to be competitive in the markets which it serves.

We currently generate revenues from sales of Vancocin in the U.S. for the treatment of antibiotic-associated pseudomembranous colitis caused by *Clostridium difficile* infection, *or C. difficile*, and enterocolitis caused by *S. aureus*, including methicillin-resistant strains. Vancocin sales for treatment of antibiotic-associated pseudomembranous colitis caused by *C. difficile* have increased over the past 12 months; however, Vancocin's share of the U.S. market for this indication may decrease due to competitive forces and market dynamics, including an increase in the oral use of intravenous vancomycin. Metronidazole, a generic product, is regularly prescribed to treat CDI at costs which are substantially lower than for Vancocin. In addition, products which are currently marketed for other indications by other companies may also be prescribed to treat this indication. Other drugs that are in development by our competitors, including Salix Pharmaceuticals, Optimer Pharmaceuticals and Genzyme Corporation, could be found to have competitive advantages over Vancocin. Approval of new products, or expanded use of currently available products, to treat CDI, and particularly severe disease caused by *C. difficile* infection, could materially and adversely affect our sales of Vancocin.

We rely on a single third party to perform the distribution and logistics services for Vancocin.

We rely on a single third party to provide all necessary distribution and logistics services with respect to our sales of Vancocin, including warehousing of finished product, accounts receivable management, billing, collection and recordkeeping. If our third party ceases to be able to provide us with these services, or does not provide these services in a timely or professional manner, it could significantly disrupt our commercial operations, and may result in our not achieving the sales of Vancocin that we expect. Additionally, any interruption to these services could cause a delay in delivering product to our customers, which could have a material adverse effect on our business.

The third party service provider stores and distributes our products from a single warehouse located in the central U.S. A disaster occurring at or near this facility could materially and adversely impact our ability to supply Vancocin to our wholesalers which would result in a reduction in revenues from sales of Vancocin.

Our sales are mainly to a limited number of pharmaceutical wholesalers, and changes in terms required by these wholesalers or disruptions in these relationships could result in us not achieving the sales of Vancocin that we expect.

Approximately 93% of our Vancocin sales are to the three largest pharmaceutical wholesalers. If any of these wholesalers ceases to purchase our product for any reason, then unless and until the remaining wholesalers increase their purchases of Vancocin or alternative distribution channels are established:

- our commercial operations could be significantly disrupted;
- the availability of Vancocin to patients could be disrupted; and
- we may not achieve the sales of Vancocin that we expect, which could decrease our revenues and potentially affect our ability to maintain profitability.

We are aware that wholesalers have, in the past, entered into fee-for-service agreements with pharmaceutical companies in connection with the distribution of their products. We currently have one such agreement in place with a wholesaler. Entering into fee-for-service arrangements with additional wholesalers which could result in higher costs to us and adversely affect our net sales. Additionally, we do not require collateral from our wholesalers but rather maintain credit limits and as a result we have an exposure to credit risk in our accounts receivable. The highest account receivable during 2007 we have experienced from any one wholesaler was approximately $13.4 million and we anticipate that this amount could increase if Vancocin sales continue to increase. While we have experienced prompt payment by wholesalers and have not had any defaults on payments owed, a default by a large wholesaler could have a material adverse effect on our earnings.

If our supplies of Vancocin API or finished product or any other approved products are interrupted or if we are unable to acquire adequate supplies of Vancocin or any other approved products to meet increasing demand for the products, our ability to maintain our inventory levels could suffer and future revenues may be delayed or reduced.

We attempt to maintain Vancocin inventory levels to meet our current projections, plus a reasonable stock in excess of those projections. Any interruption in the supply of Vancocin finished products could hinder our ability to timely distribute Vancocin and satisfy customer demand. If we are unable to obtain adequate product supplies to satisfy our customers' orders, we may lose those orders, our customers may cancel other orders, and they may choose instead to stock and purchase competing products. This in turn could cause a loss of our market share and negatively affect our revenues. Supply interruptions may occur and our inventory may not always be adequate. We ceased purchasing Vancocin capsules from Lilly in July 2006. In December 2005, we entered into agreements with NPI Pharmaceuticals for the manufacture of finished product and in March 2006 we received the required regulatory approvals for the Vancocin finished product manufactured by NPI Pharmaceuticals. In April 2006 we entered a supply agreement with the API manufacturer to act as our new source of Vancocin API, and we also entered into an additional manufacturing agreement with NPI

Pharmaceuticals relating to a scaled-up manufacturing process. We commenced purchasing all Vancocin API and finished goods to satisfy our needs from these parties during the second quarter of 2006. However, we cannot assure you that there will be no disruption in the availability of sufficient supply to meet the demand for Vancocin.

Our third party API supplier and finished product supplier are the only manufacturers qualified by the FDA to manufacture API and Vancocin capsule finished product for distribution and sale in the U.S. We are therefore dependent upon one API supplier and one finished product supplier.

Numerous factors could cause interruptions in the supply of our Vancocin finished products or other approved products, including manufacturing capacity limitations, changes in our sources for manufacturing, our failure to timely locate and obtain replacement manufacturers as needed and conditions affecting the cost and availability of raw materials. Lilly experienced a supply interruption during 2002 due to changes in quality standards for Vancocin and its components and there is no assurance that we will not experience similar or dissimilar supply interruptions. In addition, any commercial dispute with any of our suppliers could result in delays in the manufacture of our product, and affect our ability to commercialize our products.

We cannot be certain that manufacturing sources will continue to be available or that we can continue to out-source the manufacturing of our products on reasonable or acceptable terms. Any loss of a manufacturer or any difficulties that could arise in the manufacturing process could significantly affect our inventories and supply of products available for sale. If we are unable to supply sufficient amounts of our products on a timely basis, our market share could decrease and, correspondingly, our revenues would decrease.

We maintain business interruption insurance which could mitigate some of our loss of income in the event of certain covered interruptions of supply. However, this insurance coverage is unlikely to completely mitigate the harm to our business from the interruption of the manufacturing of products. The loss of a manufacturer could still have a negative effect on our sales and market share, as well as our overall business and financial results.

We currently depend, and will in the future continue to depend, on third parties to manufacture our products, including Vancocin and our product candidates. If these manufacturers fail to meet our requirements and the requirements of regulatory authorities, our future revenues may be materially adversely affected.

We do not have the internal capability to manufacture quantities of pharmaceutical products to supply our clinical or commercial needs under the FDA's current Good Manufacturing Practice regulations, or cGMPs. In order to continue to develop products, apply for regulatory approvals and commercialize our products, we will need to contract with third parties that have, or otherwise develop, the necessary manufacturing capabilities.

There are a limited number of manufacturers that operate under cGMPs that are capable of manufacturing our products and product candidates. If we are unable to enter into supply and processing contracts with any of these manufacturers or processors for our development stage product candidates, there may be additional costs and delays in the development and commercialization of these product candidates. If we are required to find an additional or alternative source of supply, there may be additional costs and delays in the development or commercialization of our product candidates. Additionally, the FDA inspects all commercial manufacturing facilities before approving a new drug application, or NDA, for a drug manufactured at those sites. If any of our manufacturers or processors fails to pass this FDA inspection, the approval and eventual commercialization of our products and product candidates may be delayed.

All of our contract manufacturers must comply with the applicable cGMPs, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. If our contract manufacturers do not comply with the applicable cGMPs and other FDA regulatory requirements, the availability of marketed products for sale could be reduced, our product commercialization could be delayed or subject to restrictions, we may be unable to meet demand for our products and may lose potential revenue and we could suffer delays in the progress of clinical trials for products under development. We do not have control over our third-party manufacturers' compliance with these regulations and standards. Moreover, while we may choose to manufacture products in the future, we have no experience in the manufacture of pharmaceutical products for clinical trials or commercial purposes. If we decide to manufacture products, we would be subject to the regulatory requirements described above. In addition, we would require substantial additional capital and would be subject to delays or difficulties encountered in manufacturing pharmaceutical products. No matter who manufactures the product, we will be subject to continuing obligations regarding the submission of safety reports and other post-market information.

If we encounter delays or difficulties with contract manufacturers, packagers or distributors, market introduction and subsequent sales of our products could be delayed. If we change the source or location of supply or modify the manufacturing process, FDA and other regulatory authorities will require us to demonstrate that the product produced by the new source or location or from the modified process is equivalent to the product used in any clinical trials that were conducted. If we are unable to demonstrate this equivalence, we will be unable to manufacture products from the new source or location of supply, or use the modified process, we may incur substantial expenses in order to ensure equivalence, and it may harm our ability to generate revenues.

If we, or our manufacturers, are unable to obtain raw and intermediate materials needed to manufacture our products in sufficient amounts or on acceptable terms, we will incur significant costs and sales of our products would be delayed or reduced.

We, or the manufacturers with whom we contract, may not be able to maintain adequate relationships with current or future suppliers of raw or intermediate materials for use in manufacturing our products or product candidates. If our current manufacturing sources and suppliers are unable or unwilling to make these materials available to us, or our manufacturers, in required quantities or on acceptable terms, we would likely incur significant costs and delays to qualify alternative manufacturing sources and suppliers. If we are unable to identify and contract with alternative manufacturers when needed, sales of our products would be delayed or reduced and will result in significant additional costs.

Our future product revenues from sales of Vancocin could be reduced by imports from countries where Vancocin is available at lower prices.

Vancocin has been approved for sale outside of the U.S., including but not limited to Canada, Brazil and Europe, and Lilly or its licensees continue to market Vancocin outside of the U.S. There have been cases in which pharmaceutical products were sold at steeply discounted prices in markets outside the U.S. and then imported to the United States where they could be resold at prices higher than the original discounted price, but lower than the prices commercially available in the U.S. If this happens with Vancocin our revenues would be adversely affected. Additionally, there are non-U.S., Internet-based companies supplying Vancocin directly to patients at significantly reduced prices.

In recent years, various legislative proposals have been offered in the U.S. Congress and in some state legislatures that would authorize re-importation of pharmaceutical products into the U.S. from other countries including Canada. We cannot predict the outcome of such initiatives, which if adopted, could result in increased competition for our products and lower prices.

Orders for Vancocin may fluctuate depending on the inventory levels held by our major customers. Significant increases and decreases in orders from our major customers could cause our operating results to vary significantly from quarter to quarter.

Our customers for Vancocin include some of the nation's leading wholesale pharmaceutical distributors. We attempt to monitor wholesaler inventory of our products using a combination of methods, including tracking prescriptions filled at the pharmacy level to determine inventory amounts sold from the wholesalers to their customers. In addition, during the third quarter of 2006, we began receiving inventory data from two of our three largest wholesalers through our fee for service agreements. We do not independently verify this data. However, our estimates of wholesaler inventories may differ significantly from actual inventory levels. We may not be able to continue to receive inventory data from the wholesalers in the future. In the event we are no longer able to receive inventory data from the wholesalers, we will have to rely on other methods of estimating the levels of inventory held by wholesalers which may be less accurate than receiving the data directly from wholesalers. Significant differences between actual and estimated inventory levels may result in excessive inventory production, inadequate supplies of products in distribution channels, insufficient or excess product available at the retail level, and unexpected increases or decreases in orders from our major customers. Forward-buying by wholesalers, for example, may result in significant and unexpected changes in customer orders from quarter to quarter. These changes may cause our revenues to fluctuate significantly from quarter to quarter, and in some cases may cause our operating results for a particular quarter to be below our expectations or projections. If our financial results are below expectations for a particular period, the market price of our securities may drop significantly.

Historically, Vancocin has been subject to limitations on the amount of payment and reimbursement available to patients from third party payors.

Historically, only a portion of the cost of Vancocin prescriptions is paid for or reimbursed by managed care organizations, government and other third-party payors. This reimbursement policy makes Vancocin less attractive, from a net-cost perspective, to patients and, to a lesser degree, prescribing physicians. For example, metronidazole, a drug frequently prescribed for CDI, is significantly less expensive than Vancocin. If adequate reimbursement levels are not provided for Vancocin, or if reimbursement policies increasingly favor other products, our market share and net sales could be negatively affected, as could our overall business and financial condition.

Our long-term success depends upon our ability to develop, receive regulatory approval for and commercialize drug product candidates and if we are not successful, our ability to generate revenues from the commercialization and sale of products resulting from our product candidates will be limited.

All of our drug candidates will require governmental approvals prior to commercialization. We have not completed the development of or received regulatory approval to commercialize any of our existing product candidates. Our failure to develop, receive regulatory approvals for and commercialize our development stage product candidates successfully will prevent us from generating revenues from the sale of products resulting from our product candidates. Our product candidates are in the development stage and may not be shown to be safe or effective.

We initiated a phase 3 study in stem cell transplant patients for Camvia in September 2006 and a second phase 3 study in liver transplant patients in July 2007. While our phase 2 data for Camvia were positive, Camvia requires significant additional development efforts and regulatory approvals prior to any commercialization. The primary end point for our phase 3 studies with Camvia is different than the end point used in our phase 2 stem cell transplant study. Moreover, our phase 3 study in liver transplant patients is in a population that we have never studied. The results of ongoing and future studies of Camvia may be inconsistent with the results from previous studies and may not support further clinical development or regulatory approval.

We initiated our phase 2 program with Wyeth for HCV-796 in October 2006. In August 2007, we and Wyeth decided to discontinue dosing with HCV-796 in combination with pegylated interferon and ribavirin in our phase 2 study as 8% of patients showed elevated liver enzyme levels after 8 weeks or more of therapy with HCV-796 with pegylated interferon and ribavirin. We and Wyeth continue to evaluate the observations that led to this decision in the hope of advancing this potential therapeutic agent in the future, however there can be no assurance that we will conduct additional HCV studies in the future as the FDA or other regulatory authorities may either prohibit any future studies with HCV-796 or alternatively may require additional or unanticipated studies or clinical trial outcomes before granting regulatory approval.

In February 2006, we entered into a licensing agreement for the rights to develop non-toxigenic strains of C. *difficile* (NTCD) for the treatment and prevention of CDI. We plan to initially focus our efforts on the opportunity to prevent recurrence of CDI following treatment with Vancocin®. NTCD is in the preclinical phase which we will move into humans during 2008. This compound has never been studied and we can not predict the outcome of testing in humans. These results may not support further clinical development.

We cannot be certain that our efforts and the efforts of our partners in this regard will lead to commercially viable products. Negative, inconclusive or inconsistent clinical trial results could prevent regulatory approval, increase the cost and timing of regulatory approval, cause us to perform additional studies or to file for a narrower indication than planned. We do not know what the final cost to manufacture product candidates in commercial quantities will be, or the dose required to treat patients and, consequently, what the total cost of goods for a treatment regimen will be.

If we are unable to successfully develop our product candidates, we will not have a source of revenue other than Vancocin.

Moreover, the failure of one or more of our product candidates in clinical development could harm our ability to raise additional capital. Furthermore, results from our clinical trials may not meet the level of statistical significance required by the FDA or other regulatory authorities for approval of a drug candidate.

The development of any of our product candidates is subject to many risks, including that:

- the product candidate is found to be ineffective or unsafe;
- the clinical test results for the product candidate delay or prevent regulatory approval;
- the FDA or other regulatory authorities forbid us to initiate or continue testing of the product candidates in human clinical trials;
- the product candidate cannot be developed into a commercially viable product;
- the product candidate is difficult and/or costly to manufacture;
- the product candidate later is discovered to cause adverse effects that prevent widespread use, require withdrawal from the market, or serve as the basis for product liability claims;
- third party competitors hold proprietary rights that preclude us from marketing the product candidate; and
- third party competitors market a more clinically effective, safer, or more cost-effective product.

Even if we believe that the clinical data demonstrates the safety and efficacy of a product candidate, regulators may disagree with us, which could delay, limit or prevent the approval of such product candidate. As a result, we may not obtain regulatory approval, or even if a product is approved, we may not obtain the labeling claims we believe are necessary or desirable for the promotion of the product. In addition, regulatory approval may take longer than we expect as a result of a number of factors, including failure to qualify for priority review of our application. All statutes and regulations governing the approval of our product candidates are subject to change in the future. These changes may increase the time or cost of regulatory approval, limit approval, or prevent it completely.

Even if we receive regulatory approval for our product candidates, or acquire the rights to additional already approved products, the later discovery of previously unknown problems with a product, manufacturer or facility may result in adverse consequences, including withdrawal of the product from the market. Approval of a product candidate may be conditioned upon certain limitations and restrictions as to the drug's use, or upon the conduct of further studies, and may be subject to continuous review.

The regulatory process is expensive, time consuming and uncertain and may prevent us from obtaining required approvals for the commercialization of our product candidates.

We have product candidates for the prevention and treatment of CMV and treatment of HCV in clinical development. Schering-Plough is conducting the clinical development of pleconaril. We must complete significant laboratory, animal and clinical testing on these product candidates before we submit marketing applications in the U.S. and abroad.

The rate of completion of clinical trials depends upon many factors, including the rates of initiation of clinical sites and enrollment of patients. For example, our enrollment of patients in our phase 2 clinical trial for Camvia was impacted by our ability to identify and successfully recruit a sufficient number of patients who have undergone allogeneic hematopoietic stem cell/bone marrow transplantation. Our phase 3 studies for Camvia will require substantially more clinical sites and patients than were required for the phase 2 studies, and many of these clinical sites and patients are expected to be in Europe. We do not have extensive experience in executing clinical trials in Europe. We also initiated a second phase 3 study of Camvia in liver transplant patients. We have never conducted clinical studies in this population. If we are unable to initiate a sufficient number of clinical sites and accrue sufficient clinical patients who are eligible to participate in the trials during the appropriate period, we may need to delay our clinical trials and incur significant additional costs. In addition, the FDA, Independent Safety Monitoring Boards or Institutional Review Boards may require us to delay, restrict, or discontinue our clinical trials on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk such as the partial clinical hold we have received with regard to HCV-796. We expect to submit an initial NDA filing in 2009 for Camvia. However, we may be unable to submit a NDA to the FDA or marketing petitions to other regulatory authorities such as the EMEA for our product candidates within the time frame we currently expect. Once an NDA or other form of petition for marketing authority is submitted, it must be approved by the FDA before we can commercialize the product described in the application. The cost of human clinical trials varies dramatically based on a number of factors, including:

- the number, order and timing of clinical indications pursued;
- the extent of development and financial support from corporate collaborators;
- the number of patients required for enrollment;
- the length of time required to enroll these patients;
- the costs and difficulty of obtaining clinical supplies of the product candidate; and
- the difficulty in obtaining sufficient patient populations and clinicians.

Even if we obtain positive preclinical or clinical trial results in initial studies, future clinical trial results may not be similarly positive. As a result, ongoing and contemplated clinical testing, if permitted by governmental authorities, may not demonstrate that a product candidate is safe and effective in the patient population and for the disease indications for which we believe it will be commercially advantageous to market the product. The failure of our clinical trials to demonstrate the safety and efficacy of our product candidate for the desired indications could delay the commercialization of the product.

In 2003, Congress enacted the Pediatric Research Equity Act requiring the development and submission of pediatric use data for new drug products. Our failure to obtain these data, or to obtain a deferral of, or exemption from, this requirement could adversely affect our chances of receiving regulatory approval, or could result in regulatory or legal enforcement actions.

Even after regulatory approval is received, as with Vancocin, if we fail to comply with regulatory requirements, or if we experience unanticipated problems with our approved products, our products could be subject to restrictions or withdrawal from the market.

Vancocin is, and any other product for which we obtain marketing approval from the FDA or other regulatory authority will be subject to continual review and periodic inspection by the FDA and other regulatory bodies. After approval of a product, we will have, and with Vancocin, we currently have, significant ongoing regulatory compliance obligations related to manufacturing processes, quality control, labeling, post-approval clinical data collection and promotional activities for each such product. Later discovery of previously unknown problems with our products or manufacturing processes, or failure to comply with regulatory requirements, may result in penalties or other actions, including:

- warning letters;
- fines;
- product recalls;
- withdrawal of regulatory approval;
- operating restrictions, including restrictions on such products or manufacturing processes;
- disgorgement of profits;

- injunctions; and
- criminal prosecution.

Over the past few years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various federal and state regulatory, investigative, prosecutorial and administrative entities, including the DOJ and various U.S. Attorney's Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the FTC and various state Attorneys General offices. These investigations have alleged violations of various federal and state laws and regulations, including claims asserting antitrust violations, violations of the Food, Drug and Cosmetic Act, the False Claims Act, the Prescription Drug Marketing Act, anti-kickback laws, and other alleged violations in connection with off-label promotion of products, pricing and Medicare and/or Medicaid reimbursement. It is both costly and time-consuming for us to comply with these extensive regulations to which we are subject. Additionally, incidents of adverse drug reactions, unintended side effects or misuse relating to our products could result in additional regulatory controls or restrictions, or even lead to withdrawal of a product from the market.

Any of these events could result in a material adverse effect on our revenues and financial condition.

There are many potential competitors with respect to our product candidates under development, who may develop products and technologies that make ours non-competitive or obsolete.

There are many entities, both public and private, including well-known, large pharmaceutical companies, chemical companies, biotechnology companies and research institutions, engaged in developing pharmaceuticals for applications similar to those targeted by our products under development.

There are products already marketed by F. Hoffman La-Roche, AstraZeneca and Gilead Sciences Inc. for the prevention and treatment of CMV and Schering-Plough and F. Hoffman La-Roche for the treatment of HCV. We are aware of a number of other companies which have compounds in various stages of clinical development for the treatment of HCV. Developments by these or other entities may render our product candidates non-competitive or obsolete. Furthermore, many of our competitors are more experienced than we are in drug development and commercialization, obtaining regulatory approvals and product manufacturing and marketing. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly and more effectively than we do for our product candidates. Competitors may succeed in developing products that are more effective and less costly than any that we develop and also may prove to be more successful in the manufacturing and marketing of products.

Any product that we successfully develop and for which we gain regulatory approval must then compete for market acceptance and market share. Accordingly, important competitive factors, in addition to completion of clinical testing and the receipt of regulatory approval, will include product efficacy, safety, timing and scope of regulatory approvals, availability of supply, marketing and sales capacity, reimbursement coverage, pricing and patent protection. Our products could also be rendered obsolete or uneconomical by regulatory or competitive changes.

In order to continue to expand our business and sustain our revenue growth, we will need to acquire additional marketed products or product candidates in clinical development through in-licensing or the acquisitions of businesses that we believe are a strategic fit with us. We may not be able to in-license or acquire suitable products at an acceptable price or at all. In addition, engaging in any in-licensing or acquisitions will incur a variety of costs, and we may never realize the anticipated benefits of any such in-license or acquisition.

As part of our long-term strategy and in order to sustain our revenue growth, we intend to seek to acquire or in-license additional products or product candidates in clinical development to treat the patient population targeted by Vancocin and our current product candidates, or products / product candidates in clinical development to treat other diseases for which patients are treated by physician specialists or in hospital settings. Even if we are able to locate products, product candidates in clinical development or businesses that fit within our strategic focus, we cannot assure you that we will be able to negotiate agreements to acquire or in-license such additional products or product candidates in clinical development on acceptable terms or at all. Further, if we acquire a product, product candidates in clinical development or business, the process of integrating the acquired product, product candidates in clinical development or business may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. Moreover, we may fail to realize the anticipated benefits for a variety of reasons, such as an acquired product candidate proving to not be safe or effective in later clinical trials. We may fund any future acquisition by issuing equity or debt securities, which could dilute the ownership percentages of our existing stockholders. Acquisition efforts can consume significant management attention and require substantial expenditures, which could detract from our other programs. In addition, we may devote resources to potential acquisitions that are never completed.

We cannot assure you that an acquired product, product candidates in clinical development or business will have the intended effect of helping us to sustain our revenue growth. If we are unable to do so, our business could be materially adversely affected.

Any of our future products may not be accepted by the market, which would harm our business and results of operations.

Even if approved by the FDA and other regulatory authorities, our product candidates may not achieve market acceptance by patients, prescribers and third-party payors. As a result, we may not receive revenues from these products as anticipated. The degree of market acceptance will depend upon a number of factors, including:

- the receipt and timing of regulatory approvals, and the scope of marketing and promotion activities permitted by such approvals (e.g., the "label" for the product approved by the FDA);
- the availability of third-party reimbursement from payors such as government health programs and private health insurers;
- the establishment and demonstration in the medical community, such as doctors and hospital administrators, of the clinical safety, efficacy and cost-effectiveness of drug candidates, as well as their advantages over existing treatment alternatives, if any;
- the effectiveness of the sales and marketing force that may be promoting our products; and
- the effectiveness of our contract manufacturers.

If our product candidates do not achieve market acceptance by a sufficient number of patients, prescribers and third-party payors, our business will be materially adversely affected.

We have limited sales and marketing infrastructure and if we are unable to develop our own sales and marketing capability we may be unsuccessful in commercializing our products.

Under our agreement with GSK, we have the exclusive right to market and sell Camvia throughout the world, other than Japan. Under our agreement with Wyeth, we have the right to co-promote HCV products arising from our collaboration in the U.S. and Canada. Schering-Plough is solely responsible for the marketing, promotion and sale of intranasal pleconaril following its approval.

We currently have a limited marketing staff and during the third quarter of 2007, we made the decision to, for the first time, create a small sales organization targeting teaching institutions to promote Vancocin. Our sales organization is expected to commence operations during the first quarter of 2008. As a result of our acquisition of Vancocin, we established a small group of regional medical scientists and commenced medical education programs. We are expanding our commercial marketing organization in the United States and Europe and intend to build a sales force to prepare for the potential commercialization of Camvia if and when regulatory approvals are received. The development of a marketing and sales capability for our marketed product, product candidates in clinical development, or for products that we may acquire if we are successful in our business development efforts, could require significant expenditures, management resources and time. We may be unable to build a marketing and sales capability, the cost of establishing such a marketing and sales capability may exceed any product revenues, and our marketing and sales efforts may be unsuccessful. If we are unable to successfully establish a sales and marketing capability in a timely manner, our business and results of operations will be harmed. Even if we are able to develop a sales force, we may not successfully penetrate the markets for any of our proposed products.

We depend on collaborations with third parties, which may reduce our product revenues or restrict our ability to commercialize products, and also ties our success to the success of our collaborators.

We have entered into, and may in the future enter into additional, sales and marketing, distribution, manufacturing, development, licensing and other strategic arrangements with third parties. For example, in November 2004, we announced that we entered into a license agreement with Schering-Plough under which Schering-Plough assumed responsibility for all future development and commercialization of pleconaril. Sanofi-Aventis also has exclusive rights to market and sell pleconaril in countries other than the U.S. and Canada for which we will receive a royalty. Schering-Plough will receive a portion of any royalty payments made to us under our license agreement with Sanofi-Aventis for rights to pleconaril.

In August 2003, we entered into a license agreement with GSK under which we acquired exclusive worldwide rights, excluding Japan, from GSK to develop and commercialize an antiviral compound, Camvia, for the prevention and treatment of CMV infections related to transplant, including solid organ and hematopoietic stem cell / bone marrow transplantation, congenital transmission, and in patients with HIV infection. GSK retained the exclusive right to market and sell products covered by these patents and patent applications in Japan.

In December 1999, we entered into an agreement with Wyeth to develop jointly products for use in treating the effects of HCV in humans. Under the agreement, we exclusively licensed to Wyeth worldwide rights under patents and know-how owned by us or created under the agreement. While we have the right to co-promote these products in the U.S. and Canada, Wyeth has the exclusive right to promote these products elsewhere in the world, for which we will receive a royalty. Wyeth also has the exclusive right to manufacture any commercial products developed under the agreement.

If any of Wyeth, Schering-Plough or Sanofi-Aventis do not successfully market and sell products in their respective territories, we will not receive revenue from royalties on their sales of products.

We are currently engaged in additional discussions relating to other arrangements. We cannot be sure that we will be able to enter into any such arrangements with third parties on terms acceptable to us or at all. Third party arrangements may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, or may have other terms that are burdensome to us.

Our ultimate success may depend upon the success of our collaborators. We have obtained from Sanofi-Aventis and GSK, and will attempt to obtain in the future, licensed rights to certain proprietary technologies and compounds from other entities, individuals and research institutions, for which we may be obligated to pay license fees, make milestone payments and pay royalties. In addition, we may in the future enter into collaborative arrangements for the marketing, sales and distribution of our product candidates, which may require us to share profits or revenues. We may be unable to enter into additional collaborative licensing or other arrangements that we need to develop and commercialize our drug candidates. Moreover, we may not realize the contemplated benefits from such collaborative licensing or other arrangements. These arrangements may place responsibility on our collaborative partners for preclinical testing, human clinical trials, the preparation and submission of applications for regulatory approval, or for marketing, sales and distribution support for product commercialization. We cannot be certain that any of these parties will fulfill their obligations in a manner consistent with our best interests. These arrangements may also require us to transfer certain material rights or issue our equity securities to corporate partners, licensees or others. Any license or sublicense of our commercial rights may reduce our product revenue. Moreover, we may not derive any revenues or profits from these arrangements. In addition, our current strategic arrangements may not continue and we may be unable to enter into future collaborations. Collaborators may also pursue alternative technologies or drug candidates, either on their own or in collaboration with others, that are in direct competition with us.

If we fail to comply with our obligations in the agreements under which we license development or commercialization rights to products or technology from third parties, we could lose license rights that are important to our business.

Two of our current product candidates are based on intellectual property that we have licensed from Sanofi-Aventis and GSK. Another clinical development program involves a joint development program with Wyeth pursuant to which we licensed to Wyeth worldwide rights within a certain field under patents and know-how owned by us or created under the agreement. We depend, and will continue to depend, on these license agreements. All of our license agreements may be terminated if, among other events, we fail to satisfy our obligations as they relate to the development of the particular product candidate. All of our license agreements, other than the agreements with Lilly regarding Vancocin, may also be terminated if we breach that license agreement and do not cure the breach within specified time periods or in the event of our bankruptcy or liquidation. Our agreement with Lilly permits it to suspend the licenses granted to us by Lilly in the event of uncured defaults by us until such time as the default is cured or otherwise resolved.

Our license agreement with GSK imposes various obligations on us, including milestone payment requirements and royalties. If we fail to comply with these obligations, GSK has or may have the right to terminate the license, in which event we would not be able to market products covered by the license.

Disputes may arise with respect to our licensing agreements regarding manufacturing, development and commercialization of any of the particular product candidates. These disputes could lead to delays in or termination of the development, manufacture and commercialization of our product candidates or to litigation.

Many other entities seek to establish collaborative arrangements for product research and development, or otherwise acquire products, in competition with us.

We face competition from large and small companies within the pharmaceutical and biotechnology industry as well as public and private research organizations, academic institutions and governmental agencies in acquiring products and establishing collaborative arrangements for product development. Many of the companies and institutions that compete against us have substantially greater capital resources, research and development staffs and facilities than we have, and substantially greater experience in conducting business development activities. These entities represent significant competition to us as we seek to expand further our pipeline through the in-license or acquisition of additional products in clinical development, or that are currently on the market. Moreover, while it is not feasible to predict the actual cost of acquiring additional product candidates, that cost could be substantial. We may need additional financing in order to acquire additional new products.

We have a history of losses prior to 2005 and our continued profitability is uncertain.

Prior to 2005 we had incurred losses in each year since our inception in 1994. As of December 31, 2007, we had an accumulated deficit of approximately $1.4 million. We achieved profitability for the fourth quarter ended December 31, 2004 and have maintained profitability in each of the following quarters. Our ability to maintain profitability is dependent on a number of factors, including continued revenues from Vancocin sales, our ability to obtain regulatory approvals for our product candidates, successfully commercializing those product candidates, generating revenues from the sale of products from existing and potential future collaborative agreements, and securing contract manufacturing, distribution and logistics services. We do not know when or if we will acquire additional products to expand further our product portfolio, complete our product development efforts, receive regulatory approval of any of our product candidates or successfully commercialize any approved products. We expect to incur significant additional expenses over several years, and Vancocin's ability to generate substantial cash flows over this timeframe could be materially and adversely affected by the introduction of effective generic or branded competing products. As a result, we are unable to accurately predict with a significant degree of certainty whether we will be able to maintain profitability and if not, the extent of any future losses or the time required to regain profitability, if at all.

Our strategic plan may not achieve the intended results.

In January 2004 we made the strategic decision to focus on development of later stage opportunities by expanding our product portfolio through the acquisition of complementary clinical development stage or commercial product opportunities as a means to accelerate our path toward becoming a profitable pharmaceutical company. As a result of this strategic decision, we substantially discontinued our early stage activities, including discovery research and most internal preclinical development activities. Our restructuring efforts have placed and may continue to place a significant strain on our managerial, operational, financial and other resources.

We may not be successful in executing our strategy. We may not be able to in-license or acquire suitable products at an acceptable price or at all. In addition, engaging in any in-licensing or acquisitions will incur a variety of costs, and we may never realize the anticipated benefits of any such in-license or acquisition. We may need additional financing in order to acquire additional new products or product candidates. We may not have sufficient resources to execute our plans, and our actual expenses over the periods described in this report may vary.

In addition to the points noted above, our ability to sustain profitability is dependent on developing and obtaining regulatory approvals for our product candidates, successfully commercializing such product candidates, which may include entering into collaborative agreements for product development and commercialization, acquiring additional products through our business development efforts, and securing contract manufacturing services and distribution and logistics services.

We will rely on our employees, consultants, contractors, suppliers, manufacturers and collaborators to keep our trade secrets confidential.

We rely on trade secrets, trademarks, and unpatented proprietary know-how and continuing technological innovation in developing and manufacturing our products, including Vancocin, in order to protect our significant investment in these products from the risk of discovery by generic drug manufacturers and other potential competition. We require each of our employees, consultants, advisors, contractors, suppliers, manufacturers and collaborators to enter into confidentiality agreements prohibiting them from taking our proprietary information and technology or from using or disclosing proprietary information to third parties except in specified circumstances. The agreements also provide that all inventions conceived by an employee, consultant or advisor, to the extent appropriate for the services provided during the course of the relationship, are our exclusive property, other than inventions unrelated to us and developed entirely on the individual's own time. Nevertheless, these agreements may not provide meaningful protection of our trade secrets and proprietary know-how if they are used or disclosed. Despite all of the precautions we may take, people who are not parties to confidentiality agreements may obtain access to our trade secrets or know-how. In addition, others may independently develop similar or equivalent trade secrets or know-how.

We depend on patents and proprietary rights for our products which are in clinical development, which may offer only limited protection against potential infringement, and if we are unable to protect our patents and proprietary rights, we may lose the right to develop, manufacture, market or sell products and lose sources of revenue.

The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies in clinical development, both in the U.S. and in other countries. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets, and could result in substantial cost to us and diversion of our efforts. We intend to file applications as appropriate for patents describing the composition of matter of our drug candidates, the proprietary processes for producing such compositions, and the uses of our drug candidates. We own three issued U.S. patents, one non-U.S. patents and have a number of pending U.S. patent applications, some of which we co-own with collaborators. We also have filed international, regional and non-U.S. national patent applications in order to pursue patent protection in major foreign countries.

Many of our scientific and management personnel were previously employed by competing companies. As a result, such companies may allege trade secret violations and similar claims against us.

To facilitate development of our proprietary technology base, we may need to obtain licenses to patents or other proprietary rights from other parties. If we are unable to obtain such licenses, our product development efforts may be delayed. We may collaborate with universities and governmental research organizations which, as a result, may acquire certain rights to any inventions or technical information derived from such collaboration.

We may incur substantial costs in asserting any patent rights and in defending suits against us related to intellectual property rights, even if we are ultimately successful. If we are unsuccessful in defending a claim that we have infringed or misappropriated the intellectual property of a third party, we could be required to pay substantial damages, stop using the disputed technology, develop new non-infringing technologies, or obtain one or more licenses from third parties. If we or our licensors seek to enforce our patents, a court may determine that our patents or our licensors' patents are invalid or unenforceable, or that the defendant's activity is not covered by the scope of our patents or our licensors' patents. The U.S. Patent and Trademark Office or a private party could institute an interference proceeding relating to our patents or patent applications. An opposition or revocation proceeding could be instituted in the patent offices of foreign jurisdictions. An adverse decision in any such proceeding could result in the loss of our rights to a patent or invention.

If our licensors do not protect our rights under our license agreements with them or do not reasonably consent to our sublicense of rights or if these license agreements are terminated, we may lose revenue and expend significant resources defending our rights.

We have licensed from GSK worldwide rights, excluding Japan, to an antiviral compound, Camvia, for the prevention and treatment of CMV infections related to transplant, including solid organ and hematopoietic stem cell/bone marrow transplantation, congenital transmission, and in patients with HIV infection. This compound, and a related compound, are subject to patents and patent applications in a variety of countries throughout the world. We have licensed from Sanofi-Aventis the exclusive U.S. and Canadian rights to certain antiviral agents for use in picornavirus indications, which are the subject of U.S. and Canadian patents and patent applications owned by Sanofi-Aventis, certain of which describe pleconaril and others of which describe compounds that are either related to pleconaril or have antiviral activity. We sublicensed our rights under these patents to Schering-Plough. We depend on GSK and Sanofi-Aventis to prosecute and maintain many of these patents and patent applications and protect such patent rights. Failure by GSK or Sanofi-Aventis to prosecute or maintain such patents or patent applications and protect such patent rights could lead to our loss of revenue. Under certain circumstances, our ability to sublicense our rights under these license agreements is subject to the licensor's consent. If our license agreements with GSK and Sanofi-Aventis are terminated, our ability to manufacture, develop, market and sell products under those agreements would terminate.

Our successful commercialization of our products will depend, in part, on the availability and adequacy of third party reimbursement.

Our ability to commercialize our product candidates successfully will depend, in part, on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, such as Medicare and Medicaid in the U.S., private health insurers and other organizations. Federal and state regulations govern or influence the reimbursement to health care providers of fees in connection with medical treatment of certain patients. In the U.S., there have been, and we expect there will continue to be, a number of state and federal proposals that could limit the amount that state or federal governments will pay to reimburse the cost of drugs. Continued significant changes in the health care system could have a material adverse effect on our business. Decisions by state regulatory agencies, including state pharmacy boards, and/or retail pharmacies may require substitution of generic for branded products, may prefer competitors' products over our own, and may impair our pricing and thereby constrain our market share and growth. In addition, we believe the increasing emphasis on managed care in the U.S. could put pressure on the price and usage of our product candidates, which may in turn adversely impact future product sales.

Significant uncertainty exists as to the reimbursement status of newly approved health care products, particularly for indications for which there is no current effective treatment or for which medical care typically is not sought. Adequate third-party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. If adequate coverage and reimbursement levels are not provided by government and third-party payors for use of our products, our products may fail to achieve market acceptance and we could lose anticipated revenues and experience delayed achievement of profitability.

In recent years, various legislative proposals have been offered in the U.S. Congress and in some state legislatures that include major changes in the health care system. These proposals have included price or patient reimbursement constraints on medicines and restrictions on access to certain products. We cannot predict the outcome of such initiatives, and it is difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting us.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our ability to compete.

We are highly dependent upon qualified scientific, technical and managerial personnel, including our President and CEO, Michel de Rosen, our Vice President, Chief Operating Officer and Chief Financial Officer, Vincent J. Milano, our Vice President and Chief

Scientific Officer, Colin Broom, our Vice President and Chief Commercial Officer, Daniel Soland, our Vice President, Global Regulatory Affairs and Quality, Robert Pietrusko and our Vice President, Strategic Initiatives, Thomas Doyle. Our ability to grow and expand into new areas and activities will require additional expertise and the addition of new qualified personnel in both the United States and Europe. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. Furthermore, we have not entered into non-competition agreements or employment agreements with our key employees. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner, would harm our development programs, and our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees and generate revenues. We do not maintain key man life insurance on any of our employees.

We may be subject to product liability claims, which can be expensive, difficult to defend and may result in large judgments or settlements against us.

The administration of drugs to humans, whether in clinical trials or after marketing clearance is obtained, can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against us. In addition, third party collaborators and licensees may not protect us from product liability claims.

We currently maintain product liability insurance in connection with our clinical development programs and marketing of Vancocin. We may not be able to obtain or maintain adequate protection against potential liabilities arising from clinical development or product sales. If we are unable to obtain sufficient levels of insurance at acceptable cost or otherwise protect against potential product liability claims, we will be exposed to product liability claims. A successful product liability claim in excess of our insurance coverage could harm our financial condition, results of operations, liquidity and prevent or interfere with our product commercialization efforts. In addition, any successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms. Even if a claim is not successful, defending such a claim may be time-consuming and expensive.

We previously used hazardous materials in our business and any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Prior to our restructuring in January 2004, we used radioactive and other materials that could be hazardous to human health, safety or the environment. In connection with our restructuring in January 2004, we decommissioned our discovery laboratories, which required the disposal of many of these materials. We are subject to stringent federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. We stored these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. Although we believe that our safety procedures for handling and disposing of such materials comply with federal, state and local laws, rules, regulations and policies, the risk of accidental injury or contamination from these materials cannot be entirely eliminated. We may be required to incur significant costs to comply with environmental laws, rules, regulations and policies. Additionally, if an accident occurs, we could be held liable for any resulting damages, and any such liability could exceed our resources. We do not maintain a separate insurance policy for these types of risks and we do not have reserves set aside for environmental claims. Any future environmental claims could harm our financial conditions, results of operations, liquidity and prevent or interfere with our product commercialization efforts. In addition, compliance with future environmental laws, rules, regulations and policies could lead to additional costs and expenses.

The rights that have been and may in the future be granted to holders of our common or preferred stock may adversely affect the rights of other stockholders and may discourage a takeover.

Our board of directors has the authority to issue up to 4,800,000 shares of preferred stock and to determine the price, privileges and other terms of such shares. Our board of directors may exercise this authority without the approval of, or notice to, our stockholders. Accordingly, the rights of the holders of our common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. In addition, the issuance of preferred stock may make it more difficult for a third party to acquire a majority of our outstanding voting stock in order to effect a change in control or replace our current management. We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. The application of Section 203 could also delay or prevent a third party or a significant stockholder of ours from acquiring control of us or replacing our current management. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Under Delaware law, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock.

In September 1998, our board of directors adopted a plan that grants each holder of our common stock the right to purchase shares of our series A junior participating preferred stock. This plan is designed to help insure that all our stockholders receive fair value for their shares of common stock in the event of a proposed takeover of us, and to guard against the use of partial tender offers or other coercive tactics to gain control of us without offering fair value to the holders of our common stock. In addition, our charter and bylaws contain certain provisions that could discourage a hostile takeover, such as a staggered board of directors and significant notice provisions for nominations of directors and proposals. The plan and our charter and bylaws may make it more difficult for a third party to acquire a majority of our outstanding voting stock in order to effect a change in control or replace our current management.

Our stock price could continue to be volatile.

Our stock price, like the market price of the stock of other pharmaceutical companies, has been volatile. For example, during the year ended December 31, 2007, the market price for our common stock fluctuated between $18.39 and $7.11 per share. The following factors, among others, could have a significant impact on the market for our common stock:

- period to period fluctuations in sales of Vancocin;
- approvals of generic products that compete with Vancocin;
- results of clinical trials with respect to our product candidates in development or those of our competitors;
- developments with our collaborators;
- announcements of technological innovations or new products by our competitors;
- litigation or public concern relating to our products or our competitors' products;
- developments in patent or other proprietary rights of ours or our competitors (including related litigation);
- any other future announcements concerning us or our competitors;
- any announcement regarding our acquisition of product candidates or entities;
- future announcements concerning our industry;
- governmental regulation;
- changes in federal, state and foreign tax laws and related regulations;
- actions or decisions by the SEC, the FDA or other regulatory agencies;
- changes or announcements of changes in reimbursement policies;
- period to period fluctuations in our operating results, including changes in accounting estimates;
- our cash and cash equivalents balances;
- changes in our capital structure;
- changes in estimates of our performance by securities analysts;
- market conditions applicable to our business sector; and
- general market conditions.

Future sales of our common stock in the public market or issuances of our common stock pursuant to the terms of the senior convertible notes, outstanding options or otherwise, could adversely affect our stock price.

We cannot predict the effect, if any, that future sales of our common stock or the availability for future sale of shares of our common stock or securities convertible into or exercisable for our common stock will have on the market price of our common stock prevailing from time to time. We have an effective registration statement on Form S-3 which allows us to sell up to $39 million of securities in one or more public offerings. The registration statement provides us with the flexibility to determine the type of security we choose to sell, including common stock, preferred stock, warrants and debt securities, as well as the ability to time such sales when market conditions are favorable.

The conversion of some or all of our 2.0% senior convertible notes due 2017 after our stock price reaches $18.87 per share will dilute the ownership interests of our existing stockholders. The senior convertible notes initially are convertible into approximately 13.25 million shares of our common stock. To the extent we issue any shares of our common stock upon conversion of the notes, the conversion of some or all of the notes will dilute the ownership interests of existing stockholders, including holders who have received shares of our common stock upon prior conversion of the notes. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock.

As of December 31, 2007 we had outstanding options to purchase 2,603,697 shares of our common stock at a weighted average exercise price of $8.43 per share (583,400 of which have not yet vested) issued to employees, directors and consultants pursuant to our 1995 Stock Option and Restricted Share Plan, outstanding options to purchase 2,213,345 shares of our common stock at a weighted average exercise price of $14.54 per share (1,888,292 of which have not yet vested) issued to employees, directors and consultants pursuant to our 2005 Stock Option and Restricted Share Plan and outstanding options to purchase 156,948 shares of our common stock at a weighted average exercise price of $6.71 per share (102,500 of which have not yet vested) to non-executive employees pursuant to our 2001 Equity Incentive Plan. In order to attract and retain key personnel, we may issue additional securities, including stock options, restricted stock grants and shares of common stock, in connection with our employee benefit plans, or may lower the price of existing stock options. Sale, or the availability for sale, of substantial amounts of common stock by our existing stockholders pursuant to an effective registration statement or under Rule 144, through the exercise of registration rights or the issuance of shares of common stock upon the exercise of stock options or warrants, or the perception that such sales or issuances could occur, could adversely affect the prevailing market prices for our common stock.

The convertible note hedge and warrant transactions may affect the value of the senior convertible notes and our common stock.

In connection with the issuance of the senior convertible senior notes, we have entered into privately-negotiated transactions with two counterparties (the "counterparties"), comprised of purchased call options and warrants sold. These transactions are expected to generally reduce the potential equity dilution of our common stock upon conversion of the senior convertible notes.

In connection with establishing their initial hedge of these transactions, the counterparties may have entered into various derivative transactions with respect to our common stock concurrently with, or shortly after, the pricing of the senior convertible notes. These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or following the pricing of the senior convertible notes. In addition, the counterparties (and/or their affiliates) may modify their hedge positions following the pricing of the senior convertible notes from time to time by entering into or unwinding various derivative transactions with respect to our common stock or by purchasing or selling our common stock in secondary market transactions, which could adversely affect the value of our common stock or could have the effect of increasing or preventing a decline in the value of our common stock. Additionally, these transactions expose the Company to counterparty credit risk for nonperformance. The Company manages its exposure to counterparty credit risk through specific minimum credit standards, and diversification of counterparties.

The potential effect, if any, of any of these transactions and activities on the market price of our common stock will depend in part on market conditions and cannot be ascertained at this time. Any of these activities could adversely affect the value of our common stock.

We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of the senior convertible notes or the shares of our common stock. In addition, we do not make any representation that the counterparties will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The fundamental change purchase feature of the senior convertible notes may delay or prevent an otherwise beneficial attempt to take over our company.

The terms of the senior convertible notes require us to purchase the senior convertible notes for cash in the event of a fundamental change. A takeover of our company would trigger the requirement that we purchase the senior convertible notes. Alternatively, if certain transactions that constitute a fundamental change occur, under certain circumstances, we will increase the conversion rate by a number of additional shares of our common stock to compensate holders for the lost option time value of the senior convertible notes as a result of such transaction. This increased conversion rate will apply only to holders who convert their senior convertible notes in connection with any such transaction. The number of the additional shares of our common stock will be determined based on the date on which the transaction becomes effective and the price paid per share of our common stock. This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

Our increased indebtedness as a result of the senior convertible notes issuance may harm our financial condition and results of operations.

Our total consolidated long-term debt as of December 31, 2007 is $250.0 million and represents approximately 33.6% of our total capitalization.

Our level of indebtedness could have important consequences to you, because:

- a portion of our cash flows from operations will have to be dedicated to interest and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;
- it may impair our ability to obtain additional financing in the future;
- it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and
- it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our operations may not generate sufficient cash to enable us to service our debt. If we fail to make a payment on the senior convertible notes, we could be in default on the senior convertible notes, and this default could cause us to be in default on our other outstanding indebtedness. Conversely, a default on our other outstanding indebtedness may cause a default under the senior convertible notes.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

On January 30, 2007, the Company purchased its 33,000 square feet facility located in Exton, PA for our corporate and development activities for $7.65 million, which was funded from available cash. We lease office space for our European operations in the United Kingdom. We are considering potential opportunities to accommodate our continued expansion in the United States.

ITEM 3. LEGAL PROCEEDINGS

We are a party to litigation in the ordinary course of our business. We do not believe these matters, even if adversely adjudicated or settled, would have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the Global Market segment of The NASDAQ Stock Market under the symbol "VPHM." We commenced trading on The NASDAQ Stock Market on November 19, 1996. The following table sets forth the high and low sale prices as quoted on The NASDAQ Stock Market for each quarter of 2006 and 2007 and through February 22, 2008.

	High	Low
Year ended December 31, 2006		
First Quarter	$ 23.44	$ 9.70
Second Quarter	$ 12.83	$ 7.69
Third Quarter	$ 12.90	$ 7.07
Fourth Quarter	$ 15.68	$ 11.22
Year ended December 31, 2007		
First Quarter	$ 18.39	$ 13.75
Second Quarter	$ 16.62	$ 13.09
Third Quarter	$ 15.00	$ 7.51
Fourth Quarter	$ 9.99	$ 7.11
First Quarter 2008 (through February 22, 2008)	$ 10.19	$ 8.00

Holders and Dividends

There were approximately 651 record holders of our common stock as of February 22, 2008. We have never declared or paid any cash dividends on our common stock. We have declared and paid dividends in the past on our previously outstanding series A convertible participating preferred stock. As of February 22, 2008, we had no shares of preferred stock outstanding. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business and other factors our board of directors deems relevant.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data presented below under the caption "Consolidated Statement of Operations Data" for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 and under the caption "Consolidated Balance Sheet Data" as of December 31, 2007, 2006, 2005, 2004 and 2003 are derived from our consolidated financial statements which have been audited. The data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, the Consolidated Financial Statements and the notes thereto and the other financial information included elsewhere in this Report.

In November 2004, we acquired all rights in the U.S. and its territories to manufacture market and sell Vancocin, as well as rights to certain related vancomycin products, from Eli Lilly and Company ("Lilly"). See Note 9 of the Consolidated Financial Statements.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
(in thousands, except per share amounts)					
Consolidated Statement of Operations Data:					
Net product sales	$203,770	$166,617	$125,853	$ 8,348	$ —
Total revenues	203,770	167,181	132,417	22,389	1,612
Operating expenses:					
Cost of sales (excluding amortization of product rights)	8,934	18,984	18,029	1,717	—
Research and development	35,869	19,162	10,610	16,388	23,043
Marketing, general and administrative	37,051	24,560	10,475	15,643	9,035
Intangible amortization and acquisition of technology rights	6,120	5,669	5,158	650	3,500
Total operating expenses	87,974	68,375	44,272	34,398	35,578
Operating income (loss)	115,796	98,806	88,145	(12,009)	(33,966)
Interest income	24,265	9,853	2,008	1,080	1,829
Interest expense	4,395	686	11,304	10,320	8,438
Income tax expense (benefit)	40,313	41,862	(37,805)	—	—
Net income (loss) from continuing operations	$ 95,353	$ 66,666	$113,705	$ (19,534)	$ (36,942)
Net income (loss) per share from continuing operations:					
Basic	$ 1.37	$ 0.97	$ 2.56	$ (0.73)	$ (1.43)
Diluted	$ 1.21	$ 0.95	$ 2.02	$ (0.73)	$ (1.43)
Shares used in computing net income (loss) from continuing operations per share:					
Basic	69,827	68,990	44,334	26,578	25,916
Diluted	80,891	70,338	57,610	26,578	25,916

	As of December 31,				
	2007	2006	2005	2004	2003
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments (1)	$584,328	$255,409	$233,413	$ 44,210	$121,148
Working capital	594,403	266,443	166,666	42,918	113,096
Total assets	776,066	429,694	435,525	178,360	133,458
Long-term debt (2)	250,000	—	—	190,400	127,900
Total stockholders' equity (deficit)	496,563	411,899	326,977	(26,138)	(7,509)

(1) Cash, cash equivalents and short-term investments includes $9.0 million in restricted cash at December 31, 2004, which became unrestricted in 2005.

(2) Of the $190.4 million of long-term debt that were outstanding at December 31, 2004, $78.9 million was outstanding as of December 31, 2005. The subordinated convertible notes are reported as a current obligation, a component of working capital, since, as of December 31, 2005, it was the Company's intent to redeem these notes the first quarter of 2006.

The Company has never paid dividends on its common stock.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Background

We are a biopharmaceutical company dedicated to the development and commercialization of products that address serious infectious diseases, with a focus on products used by physician specialists or in hospital settings. We intend to grow through sales of our marketed product, Vancocin® HCl capsules, through the continued development of our product pipeline and through potential acquisition or licensing of products or acquisition of companies.

We have one marketed product and multiple product candidates in clinical development. We market and sell Vancocin® HCl capsules, the oral capsule formulation of vancomycin hydrochloride, in the U.S. and its territories. Vancocin is a potent antibiotic approved by the U.S. Food and Drug Administration, or FDA, to treat antibiotic-associated pseudomembranous colitis caused by *Clostridium difficile infection* (CDI), or *C. difficile*, and enterocolitis caused by *Staphylococcus aureus*, including methicillin-resistant strains. We are developing Camvia™ (maribavir) for the prevention and treatment of cytomegalovirus, or CMV, disease, and HCV-796 for the treatment of hepatitis C virus, or HCV, infection. We have entered into a licensing agreement for the rights to develop non-toxigenic strains of C. *difficile* (NTCD) for the treatment and prevention of CDI. We have licensed the U.S. and Canadian rights for a third product development candidate, an intranasal formulation of pleconaril, to Schering-Plough for the treatment of picornavirus infections. In addition, we have a discovery stage program in hepatitis C.

We intend to evaluate in-licensing or other opportunities to acquire products in development, or those that are currently on the market. We plan to seek products for diseases treated by physician specialists and in hospital settings to complement the markets that we hope our CMV and HCV programs will serve or in which Vancocin is prescribed.

While we were profitable from operations since 2005, prior to the 2004 acquisition of Vancocin, our first commercial product, we incurred historical losses. Historical losses resulted principally from costs incurred in research and development activities, write-off of acquired technology rights, general and administrative expenses, interest payments on our outstanding debt and sales and marketing expenses.

Executive Summary

During 2007, we experienced the following:

Development Activities

CMV:

- Began patient recruitment and dosing in a second phase 3 clinical study of Camvia in liver transplant patients;
- Continued patient recruitment and dosing in an ongoing phase 3 clinical study of Camvia in patients undergoing allogeneic stem cell transplant;
- Continued patient recruitment and dosing in five ongoing Phase 1 studies;
- Began executing our development plan for the Camvia program in Europe;
- Initiated prelaunch activities including medical affairs and PR initiatives in preparation for planned 2009 NDA.

HCV (with our partner Wyeth):

- Discontinued dosing of HCV-796 in an ongoing phase 2 combination study of the drug following a review by the joint safety review board of safety data which showed elevated liver enzyme levels in a subset of patients; trial participants continue to receive pegylated interferon and ribavirin in this study;
- Continued to monitor and follow-up with patients in the phase 2 study;
- Began evaluation of potential risks to patients to understand if further clinical studies are appropriate.

C. difficile infection (CDI):

- Continued work to optimize manufacturing and scale up of non-toxicigenic *C. difficile* spores;
- Conducted successful meeting with U.S. Food and Drug Administration to elucidate NTCD development plan.

Financial Results

- Increased working capital by $328.0 million to $594.4 million, primarily driven by the issuance of our senior convertible notes and operating income;
- Net sales increased 22.3% as compared to 2006 and were impacted by fluctuations in:
    - prescriptions, which increased 4% in 2007 as compared to 2006; and
    - pricing, which was higher during 2007 as compared to 2006; and
    - wholesaler inventory levels which were stable in 2007 compared to decreased levels in 2006.
- Increased development costs by $16.7 million in 2007 over 2006 to $35.9 million.

Liquidity

- Generated net cash from operating activities of $122.9 million.
- Increased cash and cash equivalents and short-term investments by $328.9 million to $584.3 million.

During 2008 and going forward, we expect to face a number of challenges, which include the following:

The commercial sale of approved pharmaceutical products is subject to risks and uncertainties. There can be no assurance that future Vancocin sales will meet or exceed the historical rate of sales for the product, for reasons that include, but are not limited to, generic and non-generic competition for Vancocin and/or changes in prescribing habits or disease incidence. Additionally, period over period fluctuations in net product sales are expected to occur as a result of wholesaler buying decisions.

We cannot assure you that generic competitors will not take advantage of the absence of patent protection for Vancocin to attempt to market a competing product. We are not able to predict the time period in which a generic drug may enter the market. On March 17, 2006, we learned that the OGD changed its approach regarding the conditions that must be met in order for a generic drug applicant to request a waiver of in-vivo bioequivalence testing for copies of Vancocin. We are opposing this attempt. However, in the event this change in approach remains in effect, the time period in which a generic competitor may enter the market would be reduced and multiple generics may enter the market, which would materially impact our operating results, cash flows and possibly asset valuations. There can be no assurance that the FDA will agree with the positions stated in our Vancocin related submissions or that our efforts to oppose the OGD's March 2006 recommendation to determine bioequivalence to Vancocin through in vitro dissolution testing will be successful. We cannot predict the timeframe in which the FDA will make a decision regarding either our citizen petition for Vancocin or the approval of generic versions of Vancocin. If we are unable to change the recommendation set forth by the OGD in March 2006, the threat of generic competition will be high.

We will face intense competition in acquiring additional products to expand further our product portfolio. Many of the companies and institutions that we will compete with in acquiring additional products to expand further our product portfolio have substantially greater capital resources, research and development staffs and facilities than we have, and substantially greater experience in conducting business development activities. We may need additional financing in order to acquire new products in connection with our plans as described in this report.

The outcome of our clinical development programs is subject to considerable uncertainties. We cannot be certain that we will be successful in developing and ultimately commercializing any of our product candidates, that the FDA or other regulatory authorities will not require additional or unanticipated studies or clinical trial outcomes before granting regulatory approval, or that we will be successful in gaining regulatory approval of any of our product candidates in the timeframes that we expect, or at all. For example, in August 2007, we and Wyeth decided to discontinue dosing with HCV-796 in a phase 2 study as a result of potential safety concerns. We and Wyeth continue to evaluate the observations that led to this decision in the hope of advancing this potential therapeutic agent in the future, however there can be no assurance that we will conduct additional HCV studies in the future as the FDA or other regulatory authorities may either prohibit any future studies with HCV-796 or alternatively may require additional or unanticipated studies or clinical trial outcomes before granting regulatory approval.

We cannot assure you that our current cash, cash equivalents and short-term investments or cash flows from Vancocin sales will be sufficient to fund all of our ongoing development and operational costs, as well as the interest payable on the senior convertible notes, over the next several years, that planned clinical trials can be initiated, or that planned or ongoing clinical trials can be successfully concluded or concluded in accordance with our anticipated schedule and costs. Moreover, the results of our business development efforts could require considerable investments.

Our actual results could differ materially from those results expressed in, or implied by, our expectations and assumption described in this Annual Report on Form 10-K. The risks described in this report, our Form 10-K for the year ended December 31, 2007 are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. Please also see our discussion of the "Risk Factors" in Item 1A, which describe other important matters relating our business.

Results of Operations

Years ended December 31, 2007 and 2006

	For the year ended December 31,	
(in thousands)	2007	2006
Net product sales	$ 203,770	$ 166,617
Total revenues	$ 203,770	$ 167,181
Cost of sales (excluding amortization of product rights)	$ 8,934	$ 18,984
Operating income	$ 115,796	$ 98,806
Net income	$ 95,353	$ 66,666
Net income per share:		
Basic	$ 1.37	$ 0.97
Diluted	$ 1.21	$ 0.95

The increase in net income for 2007 resulted primarily from the $37.2 million increase in sales, along with a $10.1 million reduction in the cost of sales. The $17.0 million increase in operating income resulted from factors described above, offset by the increased costs to support our CMV and HCV development programs. The year ended December 31, 2007 includes $7.6 million share-based compensation expense and $3.3 million of costs associated with our opposition to the OGD's change in approach.

Revenues

Revenues consisted of the following:

(in thousands)	For the year end December 31, 2007	2006
Net product sales	$ 203,770	$ 166,617
License fees and milestones revenues	—	564
Total revenues	$ 203,770	$ 167,181

Revenue—Vancocin product sales

Our net product sales are solely related to Vancocin. We sell Vancocin only to wholesalers who then distribute the product to pharmacies, hospitals and long-term care facilities, among others. Our sales of Vancocin are influenced by wholesaler forecasts of prescription demand, wholesaler buying decisions related to their desired inventory levels, and, ultimately, end user prescriptions, all of which could be at different levels from period to period.

During the year ended December 31, 2007, net sales of Vancocin increased 22.3% compared to the same period in 2006 primarily due to an increase of units sold, the impact of a price increase during 2007 and wholesaler inventory levels which that were stable in 2007 compared to decreased levels in 2006. We believe, based upon data reported by IMS Health Incorporated, that prescriptions during the year ended December 31, 2007 exceeded prescriptions in the 2006 period by 4%.

Approximately 93% of our sales are to three wholesalers. Vancocin product sales are influenced by prescriptions and wholesaler forecasts of prescription demand, which could be at different levels from period to period. We receive inventory data from one of our three largest wholesalers through our fee for service agreement. We do not independently verify this data. Based on this inventory data and our estimates, we believe that as of December 31, 2007, the wholesalers did not have excess channel inventory.

Cost of sales

Vancocin cost of sales includes the cost of materials and distribution costs and excludes amortization of product rights. The decrease of $10.1 million over the prior year primarily results from the sale of units manufactured by NPI Pharmaceuticals (formerly OSG Norwich), which carry a lower inventory cost.

During 2007 and the second half of 2006, all of the finished product we purchased was produced by NPI Pharmaceuticals. As of June 30, 2006, Lilly no longer manufactured finished product for us because our third-party manufacturing supply chain was approved in the second quarter of 2006 and in July 2006, we began receiving regular shipments of product produced by NPI Pharmaceuticals. Our finished product that was sold in the second half of 2006 included product produced by both Lilly and NPI Pharmaceuticals. As such, our cost of sales began to steadily decrease in the second half of 2006 and remained consistent during 2007.

Since units are shipped based upon earliest expiration date, our cost of sales will be impacted by the cost associated with the specific units that are sold. Additionally, we may experience fluctuations in quarterly manufacturing yields and if this occurs, we would expect the cost of product sales of Vancocin to fluctuate from quarter to quarter.

Research and development expenses

For each of our research and development programs, we incur both direct and indirect expenses. Direct expenses include third party costs related to these programs such as contract research, consulting, cost sharing payments or receipts, and preclinical and development costs. Indirect expenses include personnel, facility, stock compensation and other overhead costs. Due to recent advancements in our clinical development programs, we expect future costs to exceed current costs.

Research and development expenses were divided between our research and development programs in the following manner:

(in thousands)	For the years ended December 31, 2007	2006
Direct—Core programs		
CMV	$ 21,676	$ 10,496
HCV	909	753
Vancocin	473	794
NTCD	982	—
Direct—Non-core programs		
Common cold	—	28
Indirect		
Development	11,829	7,091
Total	$ 35,869	$ 19,162

Direct Expenses—Core Development Programs

Our direct expenses related to our CMV program increased significantly in 2007 as we advanced the program into larger Phase 3 clinical studies. Specifically, during the year 2007 we continued recruitment into an ongoing phase 3 study of Camvia in patents undergoing allogeneic stem cell transplant and began recruiting patients into a second phase 3 study in patients undergoing liver transplantation during the second quarter of 2007. We began executing on our pre-launch plans for our clinical, regulatory and commercial activities for the Camvia program in Europe. During the year 2006 we concluded analysis of data from our phase 2 clinical trial with Camvia, which demonstrated that Camvia significantly reduces CMV reactivation in patients who had undergone allogeneic stem cell transplantation. We initiated dosing in a phase 3 study of Camvia in the prevention of CMV disease in allogeneic stem cell transplantation and continued conducting and analyzing data from various phase 1 clinical trials. We also prepared for a second phase 3 study of Camvia in solid organ transplant patients. Included in the CMV expenses during 2006 was $3.0 million related to a milestone payment due to GlaxoSmithKline associated with the initiation of the phase 3 study of Camvia, which was paid in February 2007.

Related to our HCV program, costs in 2007 primarily represent those paid to Wyeth in connection with our cost-sharing arrangement related to discovery efforts to identify potential back-ups/follow-on compounds to HCV-796. Development activity for our HCV product candidate, HCV-796, during the year 2007 included completion of enrollment in the 500 mg BID arms of a phase 2 study of HCV-796 when dosed in combination with pegylated interferon and ribavirin and ongoing follow-up of patients in that study. In August 2007, we announced that elevated liver enzyme levels in a subset of patients in this study indicated a potential safety issue. Consequently, all dosing with HCV-796 was discontinued, although patients in the phase 2 study had the option of continuing to receive pegylated interferon and ribavirin as per standard of care. Therefore, monitoring and follow-up of patients in the phase 2 study will continue. During the year 2006, we conducted a phase 1b clinical trial which demonstrated the antiviral activity of HCV-796 in combination with pegylated interferon and began dosing in a phase 2 study of HCV-796. Wyeth pays a substantial portion of the collaboration's predevelopment and development expenses.

Related to our Vancocin/*C. difficile* program, costs in 2007 and 2006 related to research and development activities, including costs related to non-toxigenic strains of *C. difficile.*

Anticipated fluctuations in future direct expenses are discussed under "**Liquidity** – ***Development Programs.***"

Direct Expenses—Non-core Development Programs

We incurred minimal direct costs related to our common cold program licensed to Schering-Plough.

Indirect Expenses

These costs primarily relate to the compensation of and overhead attributable to our development team, primarily due to increased personnel costs of $2.1 million.

Marketing, general and administrative expenses

Marketing, general and administrative (MG&A) expenses increased $12.5 million in 2007 to $37.1 million from $24.6 million in 2006. The largest contributors to this increase were medical education costs ($3.1 million), legal and consulting costs ($1.7 million), and compensation ($1.6 million) and share-based compensation expense ($1.5 million) due to increased personnel, Other contributors included corporate franchise taxes and commercial related expenses, which collectively increased by $2.3 million.

Included in the increased legal and consulting costs are expenses incurred related to our opposition to the attempt by the OGD regarding the conditions that must be met in order for a generic drug application to request a waiver of in-vivo bioequivalence testing for copies of Vancocin, which were $3.3 million in the year 2007 as compared to $2.3 million the same period in 2006. We anticipate that these additional legal and consulting costs will continue at higher levels in future periods.

Intangible amortization and acquisition of technology rights

Intangible amortization is the result of the Vancocin product rights acquisition in the fourth quarter of 2004. Additionally, as described in our agreement with Lilly, to the extent that we incur an obligation to Lilly for additional payments on Vancocin sales, we have contingent consideration. We record the obligation as an adjustment to the carrying amount of the related intangible asset and a cumulative adjustment to the intangible amortization upon achievement of the related sales milestones. Contingent consideration and Lilly related additional payments are more fully described in Note 6 of the Consolidated Financial Statements.

Intangible amortization for the years ended December 31, 2007 and 2006 were comparable at $6.1 million and $5.7 million respectively. The comparatives are impacted by cumulative adjustments, which were $0.6 million in 2007 and $0.4 million in 2006.

In March 2006, as a result of OGD's change in approach relating to generic bioequivalence determinations, we reviewed the value of the intangible asset and concluded that there was no impairment of the carrying value of the intangible assets or change to the useful lives as estimated at the acquisition date. Additionally, on an ongoing periodic basis, we evaluate the useful life of these intangible assets and determine if any economic, governmental or regulatory event has modified their estimated useful lives. This evaluation did not result in a change in the life of the intangible assets during the year ended December 31, 2007. We will continue to monitor the actions of the OGD and consider the effects of our opposition efforts and the announcements by generic competitors or other adverse events for additional impairment indicators and we will reevaluate the expected cash flows and fair value of our Vancocin-related assets, as well as estimated useful lives, at such time.

Other Income (Expense)

Gain on sale of short term investments

During 2006, we sold our marketable securities investment in SIGA Technologies, Inc. for a gain of $1.7 million.

Net (loss) gain on bond redemption

On March 1, 2006, we redeemed the then remaining $78.9 million principal amount of our subordinated convertible notes for $79.6 million. This eliminated our long-term debt that was outstanding at December 31, 2005. The charge of $1.1 million related to this payment in the first quarter of 2006, represents a premium of $0.7 million and the write-off of deferred finance costs of $0.4 million at March 1, 2006.

Interest Income

Interest income for the years ended December 31, 2007 and 2006 was $24.3 million and $9.9 million, respectively. Interest income increased primarily due to increased short-term investments during 2007 and to a lesser extent, an increased rate of return.

Interest Expense

Interest expense and amortization of finance costs in 2007 relates entirely to the senior convertible notes issued on March 26, 2007, as described in Note 8 to the Consolidated Financial Statements.

Interest expense in 2006 relates entirely to the subordinated convertible notes, which were redeemed on March 1, 2006. In the third quarter of 2006, we recorded a credit to interest expense related to the beneficial conversion feature because we released the remaining liability associated with the auto-conversion provisions as the likelihood of payment was remote.

Income Tax Expense

Our effective income tax rate was 29.7% and 38.6% for the years ended December 31, 2007 and 2006, respectively. Income tax expense includes federal, state and foreign income taxes at statutory rates and the effects of various permanent differences. The decrease in the 2007 rate as compared to 2006 is primarily due to our current estimate of the impact of orphan drug credit for Camvia as well as a $4.0 million benefit for the valuation allowance adjustment primarily related to additionally deferred tax assets that management believes is more likely than not to be utilized. We currently anticipate an effective tax rate in the range of approximately 27% to 31% for the year ended December 31, 2008, which includes an estimate related to orphan drug credit based upon estimates of qualified expenses and excludes the impact of discreet items and any potential changes in the valuation allowance. We continue to evaluate our qualified expenses and, to the extent that actual qualified expenses vary significantly from our estimates, our effective tax rate will be impacted.

Years ended December 31, 2006 and 2005

(in thousands)	For the year ended December 31, 2006		For the year ended December 31, 2005	
Net product sales	$	166,617	$	125,853
Total revenues	$	167,181	$	132,417
Cost of sales (excluding amortization of product rights)	$	18,984	$	18,029
Operating income	$	98,806	$	88,145
Net income	$	66,666	$	113,705
Net income per share:				
Basic	$	0.97	$	2.56
Diluted	$	0.95	$	2.02

The decrease in net income for 2006 resulted from the $79.7 million change in income tax from a benefit in 2005 to a $41.9 million expense in 2006. The increase in operating income resulted from increased revenue, offset by the increased costs to support Vancocin and our CMV and HCV development programs. The year ended December 31, 2006 includes $5.0 million share-based compensation expense and $2.3 million of costs associated with our opposition to the OGD's change in approach. Additionally, 2005 included $6.0 million of license fee revenue.

Revenues

Revenues consisted of the following:

(in thousands)	For the year end December 31, 2006		For the year end December 31, 2005	
Net product sales	$	166,617	$	125,853
License fees and milestones revenues		564		6,564
Total revenues	$	167,181	$	132,417

Revenue—Vancocin product sales

Our net product sales are solely related to Vancocin. We sell Vancocin only to wholesalers who then distribute the product to pharmacies, hospitals and long-term care facilities, among others. Our sales of Vancocin are influenced by wholesaler forecasts of prescription demand, wholesaler buying decisions related to their desired inventory levels, and, ultimately, end user prescriptions, all of which could be at different levels from period to period.

During the year ended December 31, 2006, net sales of Vancocin increased 32.4% compared to the same period in 2005 primarily due to the impact of price increases during 2006 and 2005. We believe, based upon data reported by IMS Health Incorporated, that prescriptions during the year ended December 31, 2006 exceeded prescriptions in the 2005 period by 23.2%. Our comparative period is also impacted by a decrease in wholesalers' inventory levels during in the first four months of 2006, as compared to the 2005 period where wholesalers' inventory levels increased.

Approximately 92% of our sales are to three wholesalers. Vancocin product sales are influenced by prescriptions and wholesaler forecasts of prescription demand, which could be at different levels from period to period. During the second quarter of 2006, we began receiving inventory data from two of our three largest wholesalers. We do not independently verify this data. Based on this inventory data, we believe as of December 31, 2006, the wholesalers did not have excess channel inventory.

Revenue—License fee and milestone revenues

License fee and milestone revenues primarily include the following:

- In 2005, the sale of inventory for $6.0 million pursuant to the terms of our license agreement with Schering-Plough for intranasal pleconaril.

- In both 2006 and 2005, amortization of approximately $0.6 million related to payments received under our agreement with Wyeth.

Our license fee and milestone revenues result from collaborations of development-stage products and currently vary greatly from period to period. See "**Liquidity, *Operating Cash Inflows***" for additional information.

Cost of sales

Vancocin cost of sales includes the cost of materials and distribution costs and excludes amortization of product rights. The increase of $1.0 million over prior year primarily results from increased volume, offset by the sale of units manufactured by NPI Pharmaceuticals (formerly OSG Norwich), which carry a lower inventory cost. As part of our November 2005 amendment of our manufacturing agreement with Lilly, we increased the amount of Vancocin that Lilly supplied to us, which increased our cost of sales in the first half of 2006 by $4.4 million, as specific units were sold.

During the second half of 2006, all of the finished product we purchased was produced by NPI Pharmaceuticals. As of June 30, 2006, Lilly no longer manufactured finished product for us because our third-party manufacturing supply chain was approved in the second quarter of 2006 and in July 2006, we began receiving regular shipments of product produced by NPI Pharmaceuticals. Our finished product that was sold in the second half of 2006 included product produced by both Lilly and NPI Pharmaceuticals. As such, our cost of sales began to steadily decrease during the second half of 2006.

Since units are shipped based upon earliest expiration date, our actual cost of sales will be impacted by the cost associated with the specific units that are sold. Additionally, we may experience fluctuations in quarterly manufacturing yields and if this occurs, we would expect the cost of product sales of Vancocin to fluctuate from quarter to quarter. Further, if we enter into fee-for-service or inventory management agreements with wholesalers in future periods, the fees would negatively impact our cost of sales expense.

Research and development expenses

For each of our research and development programs, we incur both direct and indirect expenses. Direct expenses include third party costs related to these programs such as contract research, consulting, cost-sharing payments or receipts, and preclinical and development costs. Indirect expenses include personnel, facility, and other overhead costs. Due to recent advancements in our clinical development programs, we expect future costs to exceed current costs.

Research and development expenses were divided between our research and development programs in the following manner:

	For the years ended December 31,	
(in thousands)	2006	2005
Direct—Core programs		
CMV	$ 10,496	$ 4,817
HCV	753	90
Vancocin / *C. difficile*	794	236
Direct—Non-core programs		
Common cold	28	13
Indirect		
Development	7,091	5,454
Total	$ 19,162	$ 10,610

Direct Expenses—Core Development Programs

Related to our CMV program, during the year 2006 we concluded analysis of data from our phase 2 clinical trial with Camvia, which demonstrated that Camvia significantly reduces CMV reactivation in patients who had undergone allogeneic stem cell transplantation. We initiated dosing in a phase 3 study of Camvia in the prevention of CMV disease in allogeneic stem cell transplantation and continued conducting and analyzing data from various phase 1 clinical trials. We are also preparing for a second phase 3 study of Camvia in solid organ transplant patients. Included in the CMV expenses in 2006 is $3.0 million related to a milestone payment due to GlaxoSmithKline associated with the initiation of the phase 3 study of Camvia, which was paid in February 2007. In 2005, we were conducting one phase 2 clinical study, completing enrollment for the phase 2 clinical trial in November 2005, and were conducting or analyzing data from various phase 1 clinical trials with Camvia.

Related to our HCV program, costs in 2006 primarily represent those paid to Wyeth in connection with our cost-sharing arrangement related to discovery for screening compounds against HCV. In addition, in accordance with our cost-sharing arrangement, during the year 2006, we conducted a phase 1b clinical trial which demonstrated the antiviral activity of HCV-796 in combination with pegylated interferon, and we began dosing in a phase 2 study of HCV-796. During 2005, we initiated phase 1 clinical trials with HCV-796. Wyeth pays a substantial portion of the collaboration's predevelopment and development expenses. In addition, during the quarter ended March 31, 2005, we halted development on our former HCV lead product candidate, HCV-086.

Related to our Vancocin/*C. difficile* program, costs in 2006 related to research and development activities, including costs related to non-toxigenic strains of *C. difficile.*

Direct Expenses—Non-core Development Programs

We incurred minimal direct costs related to our common cold program licensed to Schering-Plough.

Indirect Expenses

These costs primarily relate to the compensation of and overhead attributable to our development team, which increased in 2006 to support our advancements in development programs.

Marketing, general and administrative expenses

Marketing, general and administrative (MG&A) expenses increased $14.1 million in 2006 to $24.6 million from $10.5 million in 2005. The largest contributors to this increase were share-based compensation expense ($3.8 million), general legal and consulting costs ($2.7 million) and medical education costs ($2.1 million). Other contributors included corporate franchise taxes, business development costs and commercial related expenses, which collectively increased by $3.5 million. Legal and consulting costs for the year ended December 31, 2006 include $2.3 million of costs beginning in March 2006 related to our opposition to the attempt by the OGD regarding the conditions that must be met in order for a generic drug application to request a waiver of in-vivo bioequivalence testing for copies of Vancocin. We anticipate that these additional legal and consulting costs will continue at this level, or possibly higher, in future periods as we continue this opposition.

Intangible amortization and acquisition of technology rights

Intangible amortization is the result of the Vancocin product rights acquisition in the fourth quarter of 2004. Additionally, as described in our agreement with Lilly, to the extent that we incur an obligation to Lilly for additional payments on Vancocin sales, we have contingent consideration. We record the obligation as an adjustment to the carrying amount of the related intangible asset and a cumulative adjustment to the intangible amortization upon achievement of the related sales milestones. Contingent consideration and Lilly related additional payments are more fully described in Note 6 of the Consolidated Financial Statements.

Intangible amortization for the years ended December 31, 2006 and 2005 were comparable at $5.7 million and $5.2 million respectively. The comparatives are impacted by cumulative adjustments, which were $0.4 million in 2006 and $0.3 million in 2005.

In March 2006, as a result of OGD's change in approach relating to generic bioequivalence determinations, we reviewed the value of the intangible asset and concluded that there was no impairment of the carrying value of the intangible assets or change to the useful lives as estimated at the acquisition date. Additionally, on an ongoing periodic basis, we evaluate the useful life of these intangible assets and determine if any economic, governmental or regulatory event has modified their estimated useful lives. This evaluation did not result in a change the life of the intangible assets during the year ended December 31, 2006. We will continue to monitor the actions of the OGD and consider the effects of our opposition efforts and the announcements by generic competitors or other adverse events for additional impairment indicators and we will reevaluate the expected cash flows and fair value of our Vancocin-related assets, as well as estimated useful lives, at such time.

Other Income (Expense)

Change in fair value of derivative liability

The change in fair value of derivative liability related to the senior convertible notes that were outstanding during 2005, all of which were converted by July 2005. Therefore, there is no impact in 2006.

As it relates to 2005, based upon relevant information available at that time, we estimated the fair value of the make-whole provision contained within our senior notes using a Monte Carlo simulation model to be $8.6 million, which included $7.9 million at the time of conversion of the senior notes into senior convertible notes in January 2005 and $0.7 million upon exercise of the initial investors' purchase option in April 2005. This fair value of the make-whole provision, which was recorded as a derivative liability, was adjusted quarterly for changes in fair value during the periods that the senior convertible notes were outstanding, with the corresponding charge or credit to change in fair value of derivative liability. These adjustments resulted in a loss on the change in fair value of derivative liability of $4.0 million for the year ended December 31, 2005.

Gain on sale of short term investments

During 2006, we sold our marketable securities investment in SIGA Technologies, Inc. for a gain of $1.7 million.

Net (loss) gain on bond redemption

On March 1, 2006, the Company redeemed the remaining $78.9 million principal amount of subordinated convertible notes for $79.6 million. This eliminated our long-term debt that was outstanding at December 31, 2005. The charge of $1.1 million related to this payment in the first quarter of 2006, represents a premium of $0.7 million and the write-off of deferred finance costs of $0.4 million at March 1, 2006.

In 2005, we recorded a $1.1 million net gain on the repurchase of $49.0 million of subordinated convertible notes for $47.6 million. The net gain is comprised of the gross gain of $1.4 million less the write-off of $0.3 million of deferred finance costs.

Interest Income

Interest income for the years ended December 31, 2006 and 2005 was $9.9 million and $2.0 million, respectively. Interest income increased due to an increase in investments, principally related to the cash received from the issuance of common stock in our December 2005 public offering, $10 million related to the sale of equity to Wyeth, and cash inflows from operating activities, and higher rates of return in 2006 as compared to 2005.

Interest Expense

(in thousands)	For the year ended December 31, 2006	2005
Interest expense on 6% subordinated convertible notes	$ 790	$ 6,150
Interest expense on 10% senior notes	—	330
Interest expense on 6% senior convertible notes	—	1,635
Amortization and write-offs of finance costs	75	981
Amortization of debt discount	—	697
Beneficial conversion feature	(179)	1,489
Other interest	—	22
Total interest expense	$ 686	$ 11,304

Interest expense on notes includes interest on all our notes outstanding and decreased over 2005 due to varying principal amounts outstanding during the periods. Interest expense and amortization of finance costs in 2006 relates entirely to the subordinated convertible notes, which were redeemed on March 1, 2006. Amortization of finance costs and debt discount in 2005 relates primarily to the senior convertible notes issued in January and April 2005, which were fully converted to common stock during the year.

The beneficial conversion feature relates to the automatic conversions of the senior convertible notes in June and July 2005 and is the result of the fair value of the shares of common stock on the commitment date exceeding the stock value as defined by the auto-conversion provisions. In the third quarter of 2006, we released the remaining liability associated with the auto-conversion provisions as the likelihood of payment is remote, resulting in a credit to interest expense.

Income Tax Expense

Our effective income tax rate was 38.6% and benefit of 49.8% for the years ended December 31, 2006 and 2005, respectively. The 2005 income tax amounts are not comparable to 2006 as we released a portion of our valuation allowance to establish deferred tax assets in 2005. In addition to federal and state income tax at statutory rates and the effects of various permanent differences included in all periods for which income tax expense is reported, our income tax expense of $41.9 million for the year ended December 31, 2006 also includes the impact of provision to return adjustments and the impact of adjustments to state apportionment rates.

Liquidity

We expect that our near term sources of revenue will arise from Vancocin product sales. However, we cannot predict what the actual sales of Vancocin will be in the future, and the outcome of our effort to oppose the OGD's approach to bioequivalence determinations for generic copies of Vancocin is uncertain. In addition, there are no assurances that demand for Vancocin will continue at historical or current levels.

Our ability to generate positive cash flow is also impacted by the timing of anticipated events in our CMV and HCV programs, including the scope of the clinical trials required by regulatory authorities, results from clinical trials, the results of our product development efforts, and variations from our estimate of future direct and indirect expenses.

While we anticipate that cash flows from Vancocin, as well as our current cash, cash equivalents and short-term investments, should allow us to fund substantially all of our ongoing development and other operating costs for the foresable future, as well as the interest payable on the senior convertible notes, we may need additional financing in order to expand our product portfolio. At December 31, 2007, we had cash, cash equivalents and short-term investments of $584.3 million. At December 31, 2007, the annualized weighted average nominal interest rate on our short-term investments was 5.1%.

Overall Cash Flows

During the year ended December 31, 2007, we generated $122.9 million of net cash from operating activities, primarily from the cash contribution of Vancocin, which includes the impact of net income. Partially offsetting this cash contribution is the impact of higher accounts receivables, which is related to the timing of orders and the price increase, which was offset by the increase in accrued expenses, deferred taxes and share based compensation expense. We also used $216.2 million of cash for investing activities, as we purchased short-term investments and our corporate headquarters building. Our net cash provided by financing activities for the year ended December 31, 2007 was $221.5 million, primarily from the March 2007 issuance of senior convertible notes, net of issuance costs, in the amount of $241.8 million, partially offset by $23.3 million used to purchase the call spread as described in Note 8 of the Consolidated Financial Statements.

Operating Cash Inflows

We began to receive cash inflows from the sale of Vancocin in January 2005. We cannot reasonably estimate the period in which we will begin to receive material net cash inflows from our product candidates currently under development. Cash inflows from development-stage products are dependent on several factors, including the achievement of milestones and regulatory approvals. We may not receive milestone payments from any existing or future collaborations if a development-stage product fails to meet technical or performance targets or fails to obtain the required regulatory approvals. Further, our revenues from collaborations will be affected by efforts of our collaborative partners. Even if we achieve technical success in developing drug candidates, our collaboration partners may not devote the resources necessary to complete development and commence marketing of these products, when and if approved, or they may not successfully market these products. The most significant of our near-term operating development cash inflows are as described under "***Development Programs***".

Operating Cash Outflows

The cash flows we have used in operations historically have been applied to research and development activities, marketing and business development efforts, general and administrative expenses, servicing our debt, and income tax payments. Bringing drugs from the preclinical research and development stage through phase 1, phase 2, and phase 3 clinical trials and FDA approval is a time consuming and expensive process. Because our product candidates are currently in the clinical stage of development, there are a variety of events that could occur during the development process that will dictate the course we must take with our drug development efforts and the cost of these efforts. As a result, we cannot reasonably estimate the costs that we will incur through the commercialization of any product candidate. However, due to advancements in our trials, our initiative to develop non-toxigenic strains of C. *difficile* and our expansion into Europe, we expect future costs to exceed current costs. The most significant of our near-term operating development cash outflows are as described under "***Development Programs***".

Development Programs

For each of our development programs, we incur both direct and indirect expenses. Direct expenses include third party costs related to these programs such as contract research, consulting, cost sharing payments or receipts, and preclinical and clinical development costs. Indirect expenses include personnel, facility and other overhead costs. Additionally, for some of our development programs, we have cash inflows and outflows upon achieving certain milestones.

Core Development Programs

CMV program—From the date we in-licensed Camvia through December 31, 2007, we paid $43.8 million of direct costs in connection with this program, including the acquisition fee of $3.5 million paid to GSK for the rights to Camvia in September 2003.

During 2008, we expect Camvia-related activities to include continued recruitment into both the ongoing phase 3 studies in patients undergoing allogeneic stem cell transplant and in patients who have received a liver transplant. We will also continue to conduct phase 1 clinical pharmacology studies to support the overall clinical development program. Based on the execution of phase 3 clinical development studies, we expect our expenses in 2008 for the CMV program to be substantially higher than in 2007. We are solely responsible for the cost of developing our CMV product candidate.

Should we achieve certain product development events, we are obligated to make certain milestone payments to GSK, the licensor of Camvia.

HCV program—From the date that we commenced predevelopment activities for compounds in this program that are currently active through December 31, 2007, we paid $3.7 million in direct expenses for the predevelopment and development activities relating to such compounds. These costs are net of contractual cost sharing arrangements between Wyeth and us. Wyeth pays a substantial portion of the collaboration's predevelopment and development expenses.

In August, we announced a potential safety issue identified during a phase 2 study of our HCV product candidate, HCV-796, dosed in combination with pegylated interferon and ribavirin. Specifically, elevated liver enzyme levels were observed in a subset of patients. Consequently, all dosing with HCV-796 was discontinued, although patients in the phase 2 study had the option of continuing to receive pegylated interferon and ribavirin as per standard of care. During the remainder of 2007, the planned activities for the HCV-796 program include continuing monitoring and follow-up of patients enrolled in the phase 2 study. In addition, there will be extensive evaluation of available preclinical and clinical safety data in order to understand the potential risks to patients and whether further clinical studies are appropriate. No additional clinical studies with HCV-796 will be initiated until this evaluation is complete. The results of the investigation into liver enzyme findings observed in the phase 2 study, along with other predevelopment activities performed during the year, will significantly impact the timing and amount of expenses we will incur related to this program in future periods. In addition, discussions with the FDA regarding our plans may impact the timing, nature and cost of future planned studies. During 2008 we will continue to incur costs associated with discovery activities to identify a follow-on/back-up molecule to HCV-796.

Should we achieve certain additional product development events, Wyeth is required to pay us certain cash milestones pursuant to terms of our collaboration agreement. However, there can be no assurances that we will be successful in achieving these milestones.

Vancocin and *C. difficile* related—We acquired Vancocin in November 2004 and have spent approximately $1.8 million in direct research and development costs related to Vancocin or on related *C. difficile* activities since acquisition.

During 2008, we expect our research and development activities in the field of *C. difficile* to increase significantly, primarily related to our rights to develop non-toxigenic strains of C. *difficile* for the treatment and prevention of CDI. Therefore, we expect direct costs to increase materially above 2007 levels.

Direct Expenses—Non-Core Development Programs

Common Cold—From the date that we commenced predevelopment activities for the intranasal formulation of pleconaril through December 31, 2004, we incurred $1.9 million in direct expenses. We have not incurred any significant direct expenses in connection with this program since 2004, nor will we in the future, as Schering-Plough has assumed responsibility for all future development and commercialization of pleconaril.

In November 2004, we entered into a license agreement with Schering-Plough under which Schering-Plough has assumed responsibility for all future development and commercialization of pleconaril. Schering-Plough paid us an initial license fee of $10.0 million in December 2004 and purchased our existing inventory of bulk drug substance for an additional $6.0 million in January 2005. We will also be eligible to receive up to an additional $65.0 million in milestone payments upon achievement of certain targeted regulatory and commercial events, as well as royalties on Schering-Plough's sales of intranasal pleconaril in the licensed territories.

Business development activities

Through December 31, 2007, we paid an acquisition price of $116.0 million, paid $23.1 million related to additional purchase price consideration tied to product sales (see Note 6 of the Consolidated Financial Statements) and incurred $2.0 million of fees and expenses in connection with the Vancocin acquisition.

In addition, we intend to seek to acquire additional products or product candidates. The costs associated with evaluating or acquiring any additional product or product candidate can vary substantially based upon market size of the product, the commercial effort required for the product, the product's current stage of development, and actual and potential generic and non-generic competition for the product, among other factors. Due to the variability of the cost of evaluating or acquiring business development candidates, it is not feasible to predict what our actual evaluation or acquisition costs would be, if any, however, the costs could be substantial.

Debt service requirements

Senior Convertible Notes

On March 26, 2007, the Company issued $250.0 million of 2% senior convertible notes due March 2017 (the "senior convertible notes") in a public offering. The $250.0 million includes an issuance pursuant to the underwriters' exercise of an overallotment in the amount of $25.0 million that was closed concurrently on March 26, 2007. Net proceeds from the issuance of the senior convertible notes were $241.8 million. The senior convertible notes are unsecured unsubordinated obligations and rank equally with any other unsecured and unsubordinated indebtedness. The senior convertible notes bear interest at a rate of 2% per annum, payable semi-annually in arrears on March 15 and September 15 of each year commencing on September 15, 2007. As of December 31, 2007, the Company has accrued $1.4 million in interest payable to holders of the senior convertible notes. Debt issuance costs of $8.2 million have been capitalized and are being amortized over the term of the senior convertible notes, with the balance to be amortized as of December 31, 2007 being $7.6 million.

The senior convertible notes are convertible into shares of the Company's common stock at an initial conversion price of $18.87 per share. The senior convertible notes may only be converted: (i) anytime after December 15, 2016; (ii) during the five business-day period after any five consecutive trading day period (the "measurement period") in which the price per note for each trading day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; (iii) during any calendar quarter (and only during such quarter) after the calendar quarter ending June 30, 2007, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (iv) upon the occurrence of specified corporate events. Upon conversion, holders of the senior convertible notes will receive shares of common stock, subject to ViroPharma's option to irrevocably elect to settle all future conversions in cash up to the principal amount of the senior convertible notes, and shares for any excess. We can irrevocably elect this option at any time on or prior to the 35th scheduled trading day prior to the maturity date of the senior convertible notes. The senior convertible notes may be required to be repaid on the occurrence of certain fundamental changes, as defined in the senior convertible notes. As of December 31, 2007, the fair value of the $250.0 million convertible senior notes outstanding was approximately $186.3 million, based on the quoted market price.

Concurrent with the issuance of the senior convertible notes, the Company entered into privately-negotiated transactions, comprised of purchased call options and warrants sold, to reduce the potential dilution of our common stock upon conversion of the senior convertible notes. The transactions, taken together, have the effect of increasing the initial conversion price to $24.92 per share. The net cost of the transactions was $23.3 million.

The call options allow ViroPharma to receive up to approximately 13.25 million shares of its common stock at $18.87 from the call option holders, equal to the number of shares of common stock that ViroPharma would issue to the holders of the senior convertible notes upon conversion. These call options will terminate upon the earlier of the maturity dates of the related senior convertible notes or the first day all of the related senior convertible notes are no longer outstanding due to conversion or otherwise. Concurrently, the Company sold warrants to the warrant holders to receive shares of its common stock at an exercise price of $24.92 per share. These warrants expire ratably over a 60-day trading period beginning on June 13, 2017 and will be net-share settled.

The purchased call options are expected to reduce the potential dilution upon conversion of the senior convertible notes in the event that the market value per share of ViroPharma common stock at the time of exercise is greater than $18.87, which corresponds to the initial conversion price of the senior convertible notes, but less than $24.92 (the warrant exercise price). The warrant exercise price is 75.0% higher than the price per share of $14.24 of the Company's stock on the pricing date. If the market price per share of ViroPharma common stock at the time of conversion of any senior convertible notes is above the strike price of the purchased call options ($18.87), the purchased call options will entitle the Company to receive from the counterparties in the aggregate the same number of shares of our common stock as the Company would be required to issue to the holder of the converted senior convertible notes. Additionally, if the market price of ViroPharma common stock at the time of exercise of the sold warrants exceeds the strike price of the sold warrants ($24.92), the Company will owe the counterparties an aggregate of approximately 13.25 million shares of ViroPharma common stock. If we have insufficient shares of common stock available for settlement of the warrants, we may issue shares of a newly created series of preferred stock in lieu of our obligation to deliver common stock. Any such preferred stock would be convertible into 10% more shares of our common stock than the amount of common stock we would otherwise have been obligated to deliver under the warrants.

The purchased call options and sold warrants are separate transactions entered into by the Company with the counterparties, are not part of the terms of the senior convertible notes, and will not affect the holders' rights under the senior convertible notes. Holders of the senior convertible notes will not have any rights with respect to the purchased call options or the sold warrants. The purchased call options and sold warrants meet the definition of derivatives under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. These instruments have been determined to be indexed to the Company's own stock (in accordance with the guidance of EITF Issue No. 01-6, *The Meaning of Indexed to a Company's Own Stock*) and have been recorded in stockholders' equity in the Company's Consolidated Balance Sheet (as determined under EITF Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*). As long as the instruments are classified in stockholders' equity they are not subject to the mark to market provisions of SFAS No. 133. We also recorded a net deferred tax asset of $4.5 million in additional paid in capital for the effect of future tax benefits that are more likely than not to be utilized related to the tax basis of the convertible note in accordance with SFAS 109 and EITF No. 05-8, *Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature*.

We used the net proceeds from the offering to apply to working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire, license or invest in complementary businesses, technologies or products.

Contractual Obligations

Future contractual obligations and commercial commitments at December 31, 2007 are as follows:

(in thousands)

Contractual Obligations (1)(2)	Total	1 year or less	2-3 years	4-5 years	More than 5 years
Operating leases (3)	$ 159	$ 71	$ 88	$ —	$ —
Senior convertible notes	250,000	—	—	—	250,000
Purchase obligations (4)	900	900	—	—	—
Total	$ 251,059	$ 971	$ 88	$ —	$ 250,000

(1) This table does not include any milestone payments under our agreement with GSK in relation to our in-licensed technology, as the timing and likelihood of such payments are not known. Similarly, it does not include any additional payments due to Lilly in connection with the Vancocin acquisition, as the amount and timing of future additional payments are not determinable. Under the terms of the agreement with Lilly, Lilly is entitled to additional payments of 35% of annual net sales between $45 and $65 million of Vancocin during 2008 through 2011.
No additional payments are due to Lilly on net sales of Vancocin below or above the net sales levels reflected above. We account for purchase price consideration as contingent consideration and will record an adjustment to the carrying amount of the related intangible asset and a cumulative adjustment to the intangible amortization upon achievement of the related sales milestones. Assuming the maximum threshold is met at the end of each year, the cumulative amortization adjustment would be $1.0 million, $1.3 million and $1.5 million in the years ended December 31, 2008, 2009 and 2010, respectively.
In the event we develop any product line extensions, revive discontinued vancomycin product lines (injectable or oral solution), make improvements of existing products, or expand the label to cover new indications, Lilly would receive an additional royalty on net sales on these additional products for a predetermined time period.

(2) This table does not include various agreements that we have entered into for services with third party vendors, including agreements to conduct clinical trials, to manufacture product candidates, and for consulting and other contracted services due to the cancelable nature of the services. We accrue the costs of these agreements based on estimates of work completed to date. We estimate that approximately $47.3 million will be payable in future periods under arrangements in place at December 31, 2007. Of this amount, approximately $6.3 million has been accrued for work estimated to have been completed as of December 31, 2007 and approximately $40.9 million relates to future performance under these arrangements.

(3) Operating leases represent equipment leases.

(4) We entered into purchase obligations related to the establishment, manufacturing and decontamination of facilities used to manufacture NTCD spores. This table does not include $1.3 million for decontamination of the facility due upon termination of the manufacturing agreement due to the uncertainty of the period of payment.

(5) This table does not include $1.1 million of a non-current income tax payable which represents uncertain tax positions due to the uncertainty of the amount and period of payment.

Capital Resources

While we anticipate that revenues from Vancocin will continue to generate positive cash flow and should allow us to fund substantially all of our ongoing development and other operating costs, we may need additional financing in order to expand our product portfolio. Should we need financing, we would seek to access the public or private equity or debt markets, enter into additional arrangements with corporate collaborators to whom we may issue equity or debt securities or enter into other alternative financing arrangements that may become available to us.

Financing

We have an effective Form S-3 universal shelf registration statement filed with the Securities and Exchange Commission for the potential additional issuance of up to approximately $39 million of our securities. The registration statement provides us with the flexibility to determine the type of security we choose to sell, including common stock, preferred stock, warrants and debt securities, as well as the ability to time such sales when market conditions are favorable.

If we raise additional capital by issuing equity securities, the terms and prices for these financings may be much more favorable to the new investors than the terms obtained by our existing stockholders. These financings also may significantly dilute the ownership of existing stockholders.

If we raise additional capital by accessing debt markets, the terms and pricing for these financings may be much more favorable to the new lenders than the terms obtained from our prior lenders. These financings also may require liens on certain of our assets that may limit our flexibility.

Additional equity or debt financing, however, may not be available on acceptable terms from any source as a result of, among other factors, our operating results, our inability to achieve regulatory approval of any of our product candidates, our inability to generate revenue through our existing collaborative agreements, and our inability to file, prosecute, defend and enforce patent claims and or other intellectual property rights. If sufficient additional financing is not available, we may need to delay, reduce or eliminate current development programs, or reduce or eliminate other aspects of our business.

Critical Accounting Policies

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and contingent assets and liabilities. Actual results could differ from such estimates. These estimates and assumptions are affected by the application of our accounting policies. Critical policies and practices are both most important to the portrayal of a company's financial condition and results of operations, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Our summary of significant accounting policies is described in Note 2 to our Consolidated Financial Statements included in this Form 10-K. However, we consider the following policies and estimates to be the most critical in understanding the more complex judgments that are involved in preparing our consolidated financial statements and that could impact our results of operations, financial position, and cash flows:

- Product Sales—Product revenue is recorded upon delivery to the wholesaler, when title has passed, price is determined and collectibility is reasonably assured. At the end of each reporting period, as part of an analysis of returns, utilizing our revenue recognition policy (derived from the criteria of SEC Staff Accounting Bulletin No. 104, including Statement of Financial Accounting Standards No. 48, "*Revenue Recognition When Right of Return Exists*") we analyze our estimated channel inventory and we would defer recognition of revenue on product that has been delivered if we believe that channel inventory at a period end is in excess of ordinary business needs and if we believe the value of potential returns is materially different than our returns accrual. Further, in connection with our analysis of returns, if we believe channel inventory levels are increasing without a reasonably correlating increase in prescription demand, we proactively delay the processing of wholesaler orders until these levels are reduced. For the first time since acquiring Vancocin in November 2004, during the third and fourth quarters of 2006, we delayed orders received from customers based on the knowledge that they were ordering in excess of retail demand, as they anticipated that we would be implementing a price increase.

  We establish accruals for chargebacks and rebates, sales discounts and product returns. These accruals are primarily based upon the history of Vancocin, including both Lilly and our ownership periods. We also consider the volume and price of our products in the channel, trends in wholesaler inventory, conditions that might impact patient demand for our product (such as incidence of disease and the threat of generics) and other factors.

  In addition to internal information, such as unit sales, we use information from external resources, which we do not verify, to estimate the channel inventory. Our external resources include prescription data reported by IMS Health Incorporated and written and verbal information obtained from one of our three largest wholesaler customers with respect to their inventory levels.

  Chargebacks and rebates are the most subjective sales related accruals. While we currently have no contracts with private third party payors, such as HMO's, we do have contractual arrangements with governmental agencies, including Medicaid. We establish accruals for chargebacks and rebates related to these contracts in the period in which we record the sale as revenue. These accruals are based upon historical experience of government agencies' market share, governmental contractual prices, our current pricing and then-current laws, regulations and interpretations. We analyze the accrual at least quarterly and adjust the balance as needed. We believe that if our estimates of the rate of chargebacks and rebates as a percentage of annual gross sales were incorrect by 10%, our operating income and accruals would be impacted by approximately $1.5 million in the period of correction, which we believe is immaterial.

  Annually, as part of our process, we performed an analysis on the share of Vancocin sales that ultimately go to Medicaid recipients and result in a Medicaid rebate. As part of that analysis, we considered our actual Medicaid historical rebates processed, total units sold and fluctuations in channel inventory. .

  Product returns are minimal. Product return accruals are estimated based on Vancocin's history of damage and product expiration returns and are recorded in the period in which we record the sale of revenue. At each reporting period, we also compare our returns accrual balance to the estimated channel inventory to ensure the accrual balance is reasonable and within an acceptable range. For example, if the estimated channel inventory is at a high level, we could be required to adjust our accrual upward.

Discounts are related to payment terms and are fully accrued in the period in which we record the sale of revenue. Since our customers consistently take the payment discount, we do not believe that future periods will be materially impacted by a change in a previous discount accrual.

- Impairment of Long-lived Assets—We review our fixed and intangible assets for possible impairment whenever events occur or circumstances indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. Such assumptions include, for example, projections of future cash flows and the timing and number of generic/competitive entries into the market, in determining the undiscounted cash flows, and if necessary, the fair value of the asset and whether an impairment exists. These assumptions are subjective and could result in a material impact on operating results in the period of impairment. While we reviewed our intangible assets in March 2006 in light of the actions taken by the OGD, we did not recognize any impairment charges. See Note 6 of the Consolidated Financial Statements for further information. We will continue to monitor the actions of the OGD and consider the effects of our opposition actions and the announcements by generic competitors or other adverse events for additional impairment indicators and we will reevaluate the expected cash flows and fair value of our Vancocin-related assets at such time.

  On an ongoing periodic basis, we evaluate the useful life of intangible assets and determine if any economic, governmental or regulatory event has modified their estimated useful lives. While we reviewed the useful life of our intangible assets in March 2006 in light of the actions taken by the OGD, we did not change the useful life of our intangible assets during the year ended December 31, 2007. See Note 6 of the Consolidated Financial Statements for further information.

- Short-term Investments—We review our short-term investments on a periodic basis for other-than-temporary impairments. This review considers credit worthiness and our intent and ability to hold debt securities until maturity and is subjective as it requires management to evaluate whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the fair value of the investment. As of December 31, 2007, no unrealized losses are other-than-temporary.

- Share-Based Employee Compensation—We adopted Statement of Financial Accounting Standards No. 123R, *Share-based Payment*, (SFAS 123R) effective January 1, 2006. The calculation of this expense includes judgment related to the period of time used in calculating the volatility of our common stock, the amount of forfeitures and an estimate of the exercising habits of our employees, which is also influenced by our Insider Trading Policy. Changes in the volatility of our common stock or the habits of our employees could result in variability in the fair value of awards granted.

- Income Taxes—Our annual effective tax rate is based on expected pre-tax earnings, existing statutory tax rates, limitations on the use of tax credits and net operating loss carryforwards and tax planning opportunities available in the jurisdictions in which we operate. Significant judgment is required in determining our annual effective tax rate and in evaluating our tax position.

  On a periodic basis, we evaluate the realizability of our deferred tax assets and liabilities and will adjust such amounts in light of changing facts and circumstances, including but not limited to future projections of taxable income, tax legislation, rulings by relevant tax authorities, tax planning strategies and the progress of ongoing tax audits. We recognize the benefit of tax positions that we have taken or expect to take on the income tax returns we file if such tax position is more likely than not of being sustained. Settlement of filing positions that may be challenged by tax authorities could impact the income tax position in the year of resolution.

  At December 31, 2007, we had $151.6 million of gross deferred tax assets, which included the effects of federal and state net operating loss ("NOL") carryforwards of $30.7 million, convertible debt of $32.9 million, capitalized research and development costs of $21.2 million and other items of $12.5 million. These assets are offset by a $72.7 million valuation allowance as our ability to estimate long-term future taxable income with a high level of certainty is limited due to uncertainty surrounding generic competition for Vancocin. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences becomes deductible or the NOLs and credit carryforwards can be utilized. When considering the reversal of the valuation allowance, we consider the level of past and future taxable income, the utilization of the carryforwards and other factors. Revisions to the estimated net realizable value of the deferred tax asset could cause our provision for income taxes to vary significantly from period to period. Should we further reduce the valuation allowance of deferred tax assets, a current year tax benefit will be recognized and future periods would then include income taxes at a higher rate than the effective rate in the period that the adjustment is made.

As our business evolves, we may face additional issues that will require increased levels of management estimation and complex judgments.

Recently Issued Accounting Pronouncements

In December 2007, the Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 141R, *Business Combinations,* which will significantly change the accounting for business combinations. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the Statement.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51,* which establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for the Company beginning January 1, 2009. While we are currently evaluating the impact of SFAS 160 on our financial statements upon adoption, we do not anticipate a material impact on operating results or financial position.

In June 2007, the Emerging Issues Task Force ("EITF") issued EITF No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities*, ("EITF 7-03") that provides guidance for upfront payments related to goods and services of research and development costs. EITF 07-03 is effective for fiscal years beginning after December 15, 2007. While we are currently evaluating the impact of EITF 7-03 on our financial statements upon adoption, we do not anticipate a material impact on operating results or financial position.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* which allow companies to elect fair-value measurement when an eligible financial asset or financial liability is initially recognized or when an event, such as a business combination, triggers a new basis of accounting for that financial asset or financial liability. The election must be applied to individual contracts, is irrevocable for every contract chosen to be measured at fair value, and must be applied to an entire contract, not to only specified risks, specific cash flows, or portions of that contract. Changes in the fair value of contracts elected must be measured at fair value and recognized in earnings each reporting period. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not anticipate a material impact on operating results or financial position.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, ("SFAS 157") that provides guidance on performing fair value measurements. It does not require new fair value measurements, although it could change current practice for some companies. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In 2007, the FASB deferred the effective date for nonfinancial assets and liabilities that are not measured at fair value on a recurring basis to fiscal years ended after December 15, 2008. While we are currently evaluating the impact of SFAS 157 on our financial statements upon adoption, we do not anticipate a material impact on operating results or financial position.

In August 2007, the Financial Accounting Standards Board ("FASB") issued for comment proposed FASB Staff Position ("FSP") No. APB 14-a, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-a"). The proposed FSP would require the issuer of convertible debt instruments with cash settlement features to separately account for the liability and equity components of the instrument. The debt would be recognized at the present value of its cash flows discounted using the issuer's nonconvertible debt borrowing rate. The equity component would be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. The proposed FSP would also require an accretion of the resultant debt discount over the expected life of the debt. The proposed transition guidance requires retrospective application to all periods presented, and does not grandfather existing instruments. In November 2007, the Board announced as a result of the comments received, it would postone the effective date of APB 14-a and is expected to begin its redeliberations of the guidance in that proposed FSP in February 2008.

In November 2007, the FASB issued EITF 07-1 "*Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property*" which is focused on how the parties to a collaborative agreement should discolse costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaboration agreement should be presented in the income statement and certain related disclosure questions. EITF 07-1 is effective for fiscal years ended after December 15, 2008. While we are currently evaluating the impact of EITF 07-1 on our financial statements upon adoption, we do not anticipate a material impact on operating results or financial position.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our holdings of financial instruments are primarily comprised of a mix of U.S. corporate debt, government securities and commercial paper. All such instruments are classified as securities available for sale. Our debt security portfolio represents funds held temporarily pending use in our business and operations. We manage these funds accordingly. Our primary investment objective is the preservation of principal, while at the same time maximizing the generation of investment income. We seek reasonable assuredness of the safety of principal and market liquidity by investing in cash equivalents (such as Treasury bills and money market funds) and fixed income securities (such as U.S. government and agency securities, municipal securities, taxable municipals, and corporate notes) while at the same time seeking to achieve a favorable rate of return. Our market risk exposure consists principally of exposure to changes in interest rates. Our holdings are also exposed to the risks of changes in the credit quality of issuers. Historically, we have typically invested in financial instruments with maturities of less than one year. The carrying amount, which approximates fair value, and the annualized weighted average nominal interest rate of our investment portfolio at December 31, 2007, was approximately $404.6 million and 5.1%, respectively. A one percent change in the interest rate would have resulted in a $4.0 million impact to interest income for the year ended December 31, 2007.

At February 27, 2008, we had outstanding $250 million of our senior convertible notes. The senior convertible notes bear interest at a rate of 2% per annum, payable semi-annually in arrears on March 15 and September 15 of each year commencing on September 15, 2007. The senior convertible notes are convertible into shares of the Company's common stock at an initial conversion price of $18.87 per share. The senior convertible notes may only be converted: (i) anytime after December 15, 2016; (ii) during the five business-day period after any five consecutive trading day period (the "measurement period") in which the price per note for each trading day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; (iii) during any calendar quarter (and only during such quarter) after the calendar quarter ending June 30, 2007, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (iv) upon the occurrence of specified corporate events. Upon conversion, holders of the senior convertible notes will receive shares of common stock, subject to ViroPharma's option to irrevocably elect to settle all future conversions in cash up to the principal amount of the senior convertible notes, and shares for any excess. We can irrevocably elect this option at any time on or prior to the 35th scheduled trading day prior to the maturity date of the senior convertible notes. The senior convertible notes may be required to be repaid on the occurrence of certain fundamental changes, as defined in the senior convertible notes. As of December 31, 2007, the fair value of the $250.0 million convertible senior notes outstanding was approximately $186.3 million, based on the quoted market price

In connection with the issuance of the senior convertible senior notes, we have entered into privately-negotiated transactions with two counterparties (the "counterparties"), comprised of purchased call options and warrants sold. These transactions are expected to generally reduce the potential equity dilution of our common stock upon conversion of the senior convertible notes. These transactions expose the Company to counterparty credit risk for nonperformance. The Company manages its exposure to counterparty credit risk through specific minimum credit standards, and diversification of counterparties.

Beginning in 2006, we also have been exposed to movements in foreign currency exchange rates, specifically the Euro, for certain immaterial expenses. We have used foreign currency forward exchange contracts based on forecasted transactions to reduce this exposure to the risk that the eventual net cash outflows, resulting from purchases from foreign testing sites, will be adversely affected by changes in exchange rates. The nominal amount of these forwards as of December 31, 2007 was $0.3 million and the associated fair value was approximately $44,000, which is credited to research and development expenses.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements required by this item are attached to this Report beginning on page 65.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer, or CEO, and our Chief Financial Officer, or CFO, of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2007. Based on that evaluation, our management, including our CEO and CFO, concluded that as of December 31, 2007 our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to the Company's management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During the quarter ended December 31, 2007, there were no significant changes in our internal control over financial reporting identified in connection with the evaluation of such controls that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published consolidated financial statements. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Our management assessed the effectiveness of its internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control — Integrated Framework" (COSO). Based on our assessments we believe that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, KPMG LLP, has issued a report on the effectiveness of the Company's internal control over financial reporting appears on the next page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
ViroPharma Incorporated:

We have audited ViroPharma Incorporated's (the Company's) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those polices and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 28, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Short Hills, New Jersey
February 28, 2008

ITEM 9B. OTHER INFORMATION

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning our directors and regarding compliance with Section 16 of the Securities Exchange Act of 1934 required by this Item will be set forth in our Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated by reference to our Proxy Statement.

The information concerning our executive officers required by this Item is incorporated by reference herein to the section of this Annual Report in Part I entitled "Executive Officers of the Registrant".

Our Board of Directors has adopted a code of business conduct and ethics that applies to our principal executive officers, principal financial officer, and controller, as well as all other employees. A copy of this code of business conduct and ethics has been posted on our Internet website at www.viropharma.com under the investing – corporate governance section. In addition, hard copies can be obtained free of charge through our investor relations department. Any amendments to, or waivers from, a provision of our code of ethics that applies to our principal executive officer, principal financial officer, controller, or persons performing similar functions and that relate to any element of the code of ethics enumerated in paragraph (b) of Item 406 of Regulation S-K shall be disclosed by posting such information on our website.

The information concerning our corporate governance required by this Item will be set forth in our Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated by reference to our Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be set forth in our Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated by reference to our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be set forth in our Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated by reference to our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be set forth in our Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated by reference to our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item will be set forth in our Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated by reference to our Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Company, as amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation dated May 18, 1999, as further amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation dated May 24, 2000. (1) (Exhibit 3.1)
3.2	Certificate of Designation establishing and designating the Series A Junior Participating Preferred Shares. (2) (Exhibit 3.2)
3.3	Amended and Restated By-Laws of the Company. (4) (Exhibit 3.3)
4.1	Rights Agreement, dated as of September 10, 1998, between ViroPharma Incorporated and StockTrans, Inc., as Rights Agent. (3) (Exhibit 4.1)
4.2	Amendment No. 1 to Rights Agreement. (5) (Exhibit 4.2)
4.3	Amendment No. 2 to Rights Agreement. (6) (Exhibit 4.1)
4.4	Form of Indenture dated march 19, 2007 between the Company and Wilmington Trust Company, as Trustee. (26) (Exhibit 4.1)
4.5	First Supplemental Indenture, dated as of March 26, 2007, by and between the Company and Wilmington Trust Company, as Trustee. (26) (Exhibit 4.2)
10.1††	Form of Employment Agreement. (19) (Exhibit 10.1)
10.2	Form of Indemnification Agreement. (19) (Exhibit 10.2)
10.3	Investment Agreement among ViroPharma Incorporated and Perseus-Soros Biopharmaceutical Fund, L.P. dated May 5, 1999. (5) (Exhibit 10.20)
10.4†	Stock Purchase Agreement dated December 9, 1999 between American Home Products Corporation and ViroPharma Incorporated. (7) (Exhibit 10.26)
10.5††	Severance Agreement dated August 21, 2000 between ViroPharma Incorporated and Michel de Rosen. (8) (Exhibit 10.31)
10.6†	First Amended and Restated Agreement dated February 27, 2001 between Sanofi-Synthelabo and ViroPharma Incorporated. (9) (Exhibit 10.32)
10.7††	2001 Equity Incentive Plan. (10) (Exhibit 10.33)
10.8	Letter Agreement between ViroPharma Incorporated and Wyeth dated May 29, 2002. (11) (Exhibit 10.35)
10.9††	Amended and Restated ViroPharma Incorporated Employee Stock Purchase Plan. (12)
10.10††*	Form of Change of Control Agreement between ViroPharma and certain of its employees.
10.11†	First Amended and Restated Collaboration and License Agreement dated June 26, 2003 between ViroPharma Incorporated and Wyeth. (13) (Exhibit 10.33)
10.12†	Amendment to Stock Purchase Agreement dated June 26, 2003 between ViroPharma Incorporated and Wyeth. (13) (Exhibit 10.34)
10.13†	License Agreement dated August 8, 2003 by and between GlaxoSmithKline and ViroPharma Incorporated. (4) (Exhibit 10.35)
10.14†	Letter Agreement dated November 24, 2003 between Sanofi-Synthelabo and the Company. (14) (Exhibit 10.34)

Exhibit No.	Description
10.15†	Assignment, Transfer and Assumption Agreement between ViroPharma Incorporated and Eli Lilly and Company dated October 18, 2004.(15) (Exhibit 2.1)
10.16†	Amendment No. 1 to the Assignment, Transfer and Assumption Agreement between ViroPharma Incorporated and Eli Lilly and Company dated November 8, 2004.(15) (Exhibit 2.2)
10.17†	License Agreement between ViroPharma Incorporated and Schering Corporation dated November 3, 2004. (16)

Exhibit No.	Description
	(Exhibit 2.1)
10.18††	ViroPharma Severance Plan. (19) (Exhibit 10.37)
10.19††	ViroPharma Cash Bonus Plan. (28) (Exhibit 10.22)
10.20††	ViroPharma Board Compensation Policy. (27) (Exhibit 10.1)
10.21††	Amended and Restated 1995 ViroPharma Stock Option and Restricted Share Plan. (18)
10.22††	2005 ViroPharma Stock Option and Restricted Share Plan. (24)
10.23††	Form Of Non-Qualified Stock Option Agreement For Member Of The Board Of Director. (20) (Exhibit 10.2)
10.24††	Form Of Non-Qualified Stock Option Agreement. (20) (Exhibit 10.3)
10.25††	Form of Incentive Stock Option Agreement. (20) (Exhibit 10.4)
10.26†	Master Agreement by and between OSG Norwich Pharmaceuticals, Inc. and ViroPharma Incorporated effective as of December 1, 2005. (21) (Exhibit 10.41)
10.27†	Project Agreement No. 1 by and between OSG Norwich Pharmaceuticals, Inc. and ViroPharma Incorporated. (21) (Exhibit 10.42)
10.28†	Bulk Supply Agreement between ViroPharma and Alpharma Inc. dated April 13, 2006. (22) (Exhibit 10.1)
10.29†	Project Agreement No. 2 by and between OSG Norwich Pharmaceuticals, Inc. and ViroPharma Incorporated dated May 15, 2006. (22) (Exhibit 10.2)
10.30††	Separation Agreement between the Company and Joshua Tarnoff dated as of September 15, 2006. (23) (Exhibit 10.1)
10.31	Real Estate Purchase Agreement between LV Associates, L.P. and the Company dated December 22, 2006. (28) (Exhibit 10.33)
10.32	Confirmation of Convertible Bond Hedge Transaction, dated as of March 20, 2007, by and between ViroPharma Incorporated and Credit Suisse International and Credit Suisse, New York Branch, as agent for Credit Suisse International. (26) (Exhibit 10.1)
10.33	Confirmation of Convertible Bond Hedge Transaction, dated as of March 20, 2007, by and between ViroPharma Incorporated and Wells Fargo Bank, National Association. (26) (Exhibit 10.2)
10.34	Confirmation of Issuer Warrant Transaction dated as of March 20, 2007, by and between ViroPharma Incorporated and Credit Suisse International and Credit Suisse, New York Branch, as agent for Credit Suisse International. (26) (Exhibit 10.3)
10.35	Confirmation of Issuer Warrant Transaction, dated as of March 20, 2007, by and between ViroPharma Incorporated and Wells Fargo Bank, National Association.(26) (Exhibit 10.4)
10.36	Amendment to Confirmation of Issuer Warrant Transaction dated as of March 22, 2007, by and between ViroPharma Incorporated and Credit Suisse International and Credit Suisse, New York Branch, as agent for Credit Suisse International. (26) (Exhibit 10.4)
10.37	Amendment to Confirmation of Issuer Warrant Transaction, dated as of March 22, 2007, by and between ViroPharma Incorporated and Wells Fargo Bank, National Association. (26) (Exhibit 10.5)
10.38†*	Amended and Restated Bulk Supply Agreement between ViroPharma and Alpharma Inc. dated October 26, 2007.
14	Code of Conduct and Ethics. (14)(Exhibit 14)
21*	List of Subsidiaries.

Exhibit No.	Description
23*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
24*	Power of Attorney (included on signature page).
31.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith.

† Portions of this exhibit were omitted and filed separately with the Secretary of the Commission pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

†† Compensation plans and arrangements for executives and others.

(1) Filed as an Exhibit to Registrant's Form 10-Q for the quarter ended June 30, 2000.
(2) Filed as an Exhibit to Registrant's Form 10-K for the year ended December 31, 1998.
(3) Filed as an Exhibit to the Company's Current Report on Form 8-K filed with the Commission on September 21, 1998.
(4) Filed as an Exhibit to Registrant's Form 10-Q for the quarter ended September 30, 2003.
(5) Filed as an Exhibit to Registrant's Form 10-Q for the quarter ended March 31, 1999.
(6) Filed as an Exhibit to the Company's Current Report on Form 8-K filed with the Commission on May 3, 2005.
(7) Filed as an Exhibit to Registrant's Form 10-K for the year ended December 31, 1999.
(8) Filed as an Exhibit to Registrant's Form 10-Q for the quarter ended September 30, 2000.
(9) Filed as an Exhibit to Registrant's Form 10-Q for the quarter ended March 31, 2001.
(10) Filed as an Exhibit to Registrant's Form 10-K for the year ended December 31, 2001.
(11) Filed as an Exhibit to Registrant's Form 10-Q for the quarter ended June 30, 2002.
(12) Filed as an Annex to Registrant's Proxy Statement filed with the Commission on March 27, 2003.
(13) Filed as an Exhibit to Registrant's Form 10-Q for the quarter ended June 30, 2003.
(14) Filed as an Exhibit to Registrant's Form 10-K for the year ended December 31, 2003, as amended.
(15) Filed as an Exhibit to the Company's Current Report on Form 8-K/A filed with the Commission on November 24, 2004.
(16) Filed as an Exhibit to the Company's Current Report on Form 8-K filed with the Commission on November 29, 2004.
(17) Filed as an Exhibit to the Company's Current Report on Form 8-K filed with the Commission on February 15, 2005.
(18) Filed as an Annex to Registrant's Proxy Statement filed with the Commission on April 8, 2002.
(19) Filed as an Exhibit to Registrant's Form 10-K for the year ended December 31, 2004.
(20) Filed as an Exhibit to Registrant's Form 10-Q for the quarter ended June 30, 2005.
(21) Filed as an Exhibit to Registrant's Form 10-K for the year ended December 31, 2005.
(22) Filed as an Exhibit to Registrant's Form 10-Q for the quarter ended June 30, 2006.
(23) Filed as an Exhibit to Registrant's Form 10-Q for the quarter ended September 30, 2006.
(24) Field as Annex to Registrant's Proxy Statement filed with the Commission on April 10, 2006.
(25) Filed as an Exhibit to the Company's Registration Statement on Form S-3 (333-141411) filed with the Commission on March 19, 2007.
(26) Filed as an Exhibit to the Company's Current Report on Form 8-K filed with the Commission on March 26, 2007.
(27) Filed as an Exhibit to Registrant's Form 10-Q for the quarter ended September 30, 2007.
(28) Filed as an Exhibit to Registrant's Form 10-K for the year ended December 31, 2006.

Copies of the exhibits are available to stockholders from Peter Wolf, Vice President, General Counsel and Secretary, ViroPharma Incorporated, 397 Eagleview Boulevard, Exton, Pennsylvania 19341. There will be a fee to cover the Company's expenses in furnishing the exhibits.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

VIROPHARMA INCORPORATED

By: /s/ MICHEL de ROSEN
Michel de Rosen
President, Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Michel de Rosen and Vincent J. Milano as his or her attorney-in-fact, with the full power of substitution, for him or her in any and all capacities, to sign any amendments to this Report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Capacity	Date
/s/ MICHEL de ROSEN **Michel de Rosen**	President, Chief Executive Officer (Principal Executive Officer)	February 26, 2008
/s/ VINCENT J. MILANO **Vincent J. Milano**	Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 26, 2008
/s/ MICHEL de ROSEN **Michel de Rosen**	Chairman of the Board	February 26, 2008
/s/ VINCENT J. MILANO **Vincent J. Milano**	Director	February 26, 2008
/s/ PAUL A. BROOKE **Paul A. Brooke**	Director	February 26, 2008
/s/ WILLIAM CLAYPOOL, M.D. **William Claypool, M.D.**	Director	February 26, 2008
/s/ MICHAEL R. DOUGHERTY **Michael R. Dougherty**	Director	February 26, 2008
/s/ ROBERT J. GLASER **Robert J. Glaser**	Director	February 26, 2008
/s/ JOHN R. LEONE **John R. Leone**	Director	February 26, 2008
/s/ HOWARD H. PIEN **Howard H. Pien**	Director	February 26, 2008

ViroPharma Incorporated

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ViroPharma Incorporated:

We have audited the accompanying consolidated balance sheets of ViroPharma Incorporated as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ViroPharma Incorporated as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S generally accepted accounting principles.

As discussed in Notes 2, 11 and 12 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of Financial Accounting Standards No. 109, *Accounting for Income Taxes* on January 1, 2007, and Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment*, on January 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ViroPharma Incorporated's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2008 expressed an unqualified opinion on the effective operation of internal control over financial reporting.

/s/ KPMG LLP

Short Hills, New Jersey
February 28, 2008

ViroPharma Incorporated
Consolidated Balance Sheets

(in thousands, except share and per share data)	December 31, 2007	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 179,691	$ 51,524
Short-term investments	404,637	203,885
Accounts receivable, net	17,684	9,447
Inventory	4,703	4,760
Interest receivable	5,095	3,290
Prepaid expenses and other	2,138	2,027
Income taxes receivable	842	80
Deferred income taxes	7,983	9,225
Total current assets	622,773	284,238
Intangible assets, net	122,502	122,672
Property, equipment and building improvements, net	10,890	2,828
Deferred income taxes	12,312	19,907
Debt issue costs, net	7,550	—
Other assets	39	49
Total assets	$ 776,066	$ 429,694
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,017	$ 2,743
Due to partners	1,008	783
Accrued expenses and other current liabilities	24,466	14,129
Income taxes payable	879	140
Total current liabilities	28,370	17,795
Non-current income tax payable	1,133	—
Long-term debt	250,000	—
Total liabilities	279,503	17,795
Commitments and Contingencies		
Stockholders' equity:		
Preferred stock, par value $0.001 per share. 5,000,000 shares authorized; Series A convertible participating preferred stock; no shares issued and outstanding	—	—
Series A junior participating preferred stock, par value $0.001 per share. 200,000 shares designated; no shares issued and outstanding	—	—
Common stock, par value $0.002 per share. 175,000,000 shares authorized; issued and outstanding 69,904,659 shares and 69,769,886 shares at December 31, 2007 and 2006	140	140
Additional paid-in capital	498,350	508,436
Accumulated other comprehensive income (loss)	(546)	57
Accumulated deficit	(1,381)	(96,734)
Total stockholders' equity	496,563	411,899
Total liabilities and stockholders' equity	$ 776,066	$ 429,694

See accompanying notes to consolidated financial statements.

ViroPharma Incorporated
Consolidated Statements of Operations

(in thousands, except per share data)	Year ended December 31, 2007	2006	2005
Revenues:			
Net product sales	$ 203,770	$ 166,617	$ 125,853
License fee and milestone revenue	—	564	6,564
Total revenues	203,770	167,181	132,417
Costs and Expenses:			
Cost of sales (excluding amortization of product rights)	8,934	18,984	18,029
Research and development	35,869	19,162	10,610
Marketing, general and administrative	37,051	24,560	10,475
Intangible amortization	6,120	5,669	5,158
Total costs and expenses	87,974	68,375	44,272
Operating income	115,796	98,806	88,145
Other Income (Expense):			
Change in fair value of derivative liability	—	—	(4,044)
Net (loss) gain on bond redemption	—	(1,127)	1,095
Gain on sale of short-term investments	—	1,682	—
Interest income	24,265	9,853	2,008
Interest expense	(4,395)	(686)	(11,304)
Income before income tax expense (benefit)	135,666	108,528	75,900
Income tax expense (benefit)	40,313	41,862	(37,805)
Net income	$ 95,353	$ 66,666	$ 113,705
Net income per share:			
Basic	$ 1.37	$ 0.97	$ 2.56
Diluted	$ 1.21	$ 0.95	$ 2.02
Shares used in computing net income per share:			
Basic	69,827	68,990	44,334
Diluted	80,891	70,338	57,610

See accompanying notes to consolidated financial statements.

ViroPharma Incorporated

Consolidated Statements of Comprehensive Income

(in thousands)	Year ended December 31, 2007	2006	2005
Net income	$ 95,353	$ 66,666	$ 113,705
Other comprehensive income:			
Unrealized holding gains (losses) arising during period, net of income taxes in of $(326) in 2007, $160 in 2006 and $(190) in 2005	(608)	407	(497)
Foreign currency translation adjustment	5	—	—
Comprehensive income	$ 94,750	$ 67,073	$ 113,208

See accompanying notes to consolidated financial statements.

ViroPharma Incorporated

Consolidated Statements of Stockholders' Equity

(in thousands)	Preferred stock		Common stock		Additional paid-in capital	Deferred compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders' equity
	Number of shares	Amount	Number of shares	Amount					
Balance, December 31, 2004	—	$ —	26,758	$ 54	$250,776	$ (10)	$ 147	$(277,105)	$(26,138)
Issuance of common stock, net of issuance costs	—	—	10,350	21	163,478	—	—	—	163,499
Shares issued from senior convertible notes conversions	—	—	30,000	59	74,941	—	—	—	75,000
Shares issued from senior convertible notes make-whole payments	—	—	899	2	5,647	—	—	—	5,649
Beneficial conversion feature on senior convertible notes conversions	—	—	—	—	1,489	—	—	—	1,489
Employee stock purcase plan	—	—	16	—	74	—	—	—	74
Exercise of common stock options	—	—	541	1	1,484	—	—	—	1,485
Write-off of costs related to senior convertible notes conversions	—	—	—	—	(11,219)	—	—	—	(11,219)
Write-off of accrued interest from senior convertible notes conversions	—	—	—	—	766	—	—	—	766
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	(497)	—	(497)
Amortization of deferred compensation	—	—	—	—	—	7	—	—	7
Stock option tax benefits	—	—	—	—	3,157	—	—	—	3,157
Net income	—	—	—	—	—	—	—	113,705	113,705
Balance, December 31, 2005	—	$ —	68,564	$ 137	$490,593	$ (3)	$ (350)	$(163,400)	$326,977
Issuance of common stock, net of issuance costs	—	—	982	2	9,935	—	—	—	9,937
Exercise of common stock options	—	—	208	1	811	—	—	—	812
Employee stock purchase plan	—	—	16	—	106	—	—	—	106
Unrealized gains on available-for-sale securities	—	—	—	—	—	—	407	—	407
Share-based compensation	—	—	—	—	5,055	—	—	—	5,055
Record liability classified share-based obligations	—	—	—	—	(116)	3	—	—	(113)
Stock option tax benefits	—	—	—	—	703	—	—	—	703
Excess tax benefits due to debt conversions	—	—	—	—	1,349	—	—	—	1,349
Net income	—	—	—	—	—	—	—	66,666	66,666
Balance, December 31, 2006	—	$ —	69,770	140	508,436	—	57	(96,734)	411,899
Issuance of common stock, net of issuance costs	—	—	22	—	187	—	—	—	187
Exercise of common stock options	—	—	113	—	525	—	—	—	525
Cost of call spread options, net	—	—	—	—	(23,250)	—	—	—	(23,250)
Unrealized gains on available-for-sale securities	—	—	—	—	—	—	(608)	—	(608)
Share-based compensation	—	—	—	—	7,641	—	—	—	7,641
Tax benefit on convertible note hedge	—	—	—	—	4,507	—	—	—	4,507
Stock option tax benefits	—	—	—	—	304	—	—	—	304
Cumulative translation adjustment	—	—	—	—	—	—	5	—	5
Net income	—	—	—	—	—	—	—	95,353	95,353
Balance, December 31, 2007	—	$ —	69,905	$ 140	$498,350	$ —	$ (546)	$ (1,381)	$496,563

See accompanying notes to consolidated financial statements.

ViroPharma Incorporated

Consolidated Statements of Cash Flows

(in thousands)	Year ended December 31, 2007	2006	2005
Cash flows from operating activities:			
Net income	$ 95,353	$ 66,666	$ 113,705
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (gain) on bond redemption	—	1,127	(1,346)
(Gain) on sale of short-term investments	—	(1,682)	—
Write-off of deferred financing costs on note repurchase	—	—	251
Non-cash share-based compensation expense	7,600	4,998	—
Non-cash loss on derivative liability	—	—	4,044
Non-cash compensation expense	—	—	7
Non-cash interest expense	625	75	3,865
Deferred tax provision	11,464	19,387	(47,755)
Stock option tax benefit	—	—	2,393
Depreciation and amortization expense	6,924	6,166	5,537
Changes in assets and liabilities:			
Accounts receivable	(8,237)	5,440	(5,717)
Inventory	57	6,236	(9,974)
Interest receivable	(1,805)	(3,278)	—
Prepaid expenses and other current assets	(111)	(127)	(282)
Income taxes payable/receivable	(23)	2,037	(1,977)
Other assets	10	—	45
Accounts payable	(726)	(6,513)	8,465
Due to partners	225	762	(391)
Accrued expenses and other current liabilities	10,378	(5,329)	8,055
Deferred revenue	—	(564)	(563)
Derivative liability payments	—	—	(6,823)
Non-current income tax payable	1,133	—	—
Other liabilities	—	(385)	(36)
Net cash provided by operating activities	122,867	95,016	71,503
Cash flows from investing activities:			
Purchase of Vancocin assets	(5,950)	(6,650)	(10,490)
Purchase of equipment and leasehold improvements	(8,866)	(1,771)	(431)
Maturities of restricted investments		—	9,033
Purchases of short-term investments	(789,707)	(1,256,862)	(292,696)
Maturities and sales of short-term investments	588,347	1,056,285	303,165
Net cash provided by (used in) investing activities	(216,176)	(208,998)	8,581
Cash flows from financing activities:			
Net proceeds from the issuance of senior convertible notes	241,825	—	—
Net purchase of call spread options	(23,250)	—	—
Tax benefit from call spread transactions	1,880	—	—
Net proceeds from issuance of common stock	712	10,855	165,058
Excess tax benefits from share-based payment arrangements	304	703	—
Excess tax benefits due to debt conversions	—	1,349	—
Gross proceeds from the issuance of senior notes	—	—	12,500
Issuance costs related to senior notes	—	—	(806)
Redemption of subordinated convertible notes	—	(79,596)	(47,634)
Net cash provided by (used in) financing activities	221,471	(66,689)	129,118
Effect of exchange rate changes on cash	5	—	—
Net increase (decrease) in cash and cash equivalents	128,167	(180,671)	209,202
Cash and cash equivalents at beginning of year	51,524	232,195	22,993
Cash and cash equivalents at end of year	$ 179,691	$ 51,524	$ 232,195

See accompanying notes to consolidated financial statements.

ViroPharma Incorporated
Notes to the Consolidated Financial Statements

Note 1. Organization and Business Activities

ViroPharma Incorporated and subsidiaries ("ViroPharma" or the "Company") is a biopharmaceutical company dedicated to the development and commercialization of products that address serious infectious diseases, with a focus on products used by physician specialists or in hospital settings. The Company intends to grow through sales of its marketed product, Vancocin, through continued development of its product pipeline and through potential acquisition or licensing of products or acquisition of companies.

ViroPharma has one marketed product and multiple product candidates in clinical development. The Company markets and sells Vancocin HCl capsules, the oral capsule formulation of vancomycin hydrochloride, in the U.S. and its territories. Vancocin is a potent antibiotic approved by the U.S. Food and Drug Administration, or FDA, to treat antibiotic-associated pseudomembranous colitis caused by *Clostridium difficile* infection, or *C. difficile*, and enterocolitis caused by *Staphylococcus aureus*, including methicillin-resistant strains.

ViroPharma is developing Camvia™ (maribavir) for the treatment of cytomegalovirus, or CMV, infection and HCV-796 for the treatment of hepatitis C virus, or HCV, infection. The Company has licensed the U.S. and Canadian rights for a third product candidate, an intranasal formulation of pleconaril, to Schering-Plough for the treatment of picornavirus infections. In addition, ViroPharma has earlier stage programs in both *C. difficile* and hepatitis C.

Note 2. Basis of Accounting and Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of ViroPharma and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Short-term investments

During 2007 and 2006, short-term investments have consisted primarily of debt securities backed by the U.S. government and commercial paper. The Company's entire short-term investment portfolio is classified as available-for-sale and is stated at fair value as determined by quoted market values. All short-term investments, including securities with maturities in excess of one year, are classified as current, as management can sell them any time at their option and are intended to meet the ongoing liquidity needs of the Company. Net unrealized holding gains and losses are included in accumulated other comprehensive income (loss). For purposes of determining gross realized gains and losses, the cost of short-term investments sold is based upon specific identification. Discounts and premiums are amortized over the term of the security and reported in interest income. The investments are reviewed on a periodic basis for other-than-temporary impairments. (See Note 3)

Concentration of credit risk

The Company invests its excess cash and short-term investments in accordance with a policy objective that seeks to ensure both liquidity and safety of principal. The policy limits investments to certain types of instruments issued by the U.S. government and institutions with strong investment grade credit ratings and places restrictions in their terms and concentrations by type and issuer to reduce the Company's credit risk.

The Company has an exposure to credit risk in its trade accounts receivable from sales of Vancocin. Vancocin is distributed through wholesalers that sell the product to pharmacies and hospitals. Three wholesalers represent approximately 94% of our trade accounts receivable at December 31, 2007 and approximately 93% of our 2007 net product sales.

The Company, in connection with the issuance of the senior convertible senior notes, have entered into privately-negotiated transactions with two counterparties (the "counterparties"), comprised of purchased call options and warrants sold. These transactions will reduce the potential equity dilution of our common stock upon conversion of the senior convertible notes.

These transactions expose the Company to counterparty credit risk for nonperformance. The Company manages its exposure to counterparty credit risk through specific minimum credit standards, and diversification of counterparties.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount, net of related cash discounts, and do not bear interest. The allowance for doubtful accounts is based on a specific review of the Company's accounts receivable. At December 31, 2007 and 2006, there was no allowance for doubtful accounts. The Company does not have any off-balance sheet exposure related to its customers.

Inventories

Inventories are stated at the lower of cost, using the first-in, first-out method, or market. At December 31, 2007 and 2006, inventory consists of finished goods and certain starting materials required to produce inventory of Vancocin. On the consolidated statements of cash flows, the sale of inventory is included in operating activities.

Property, equipment and building improvements

Property, equipment and building improvements are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the useful lives of the assets or the lease term, which ever is shorter, ranging from three to thirty years.

The Company leases certain of its equipment and facilities under operating leases. Operating lease payments are charged to operations on a straight-lined basis over the related period that such leased assets are utilized in service. Expenditures for repairs and maintenance are expensed as incurred.

Intangible Assets

Intangible assets, net of accumulated amortization, includes the allocation of the cost to acquire the rights to the oral formulation of Vancocin, as well as rights to certain vancomycin related Vancocin products, from Eli Lilly and Company ("Lilly") (see Note 6). The Company based its intangible assets' valuation and related estimated useful life on third party evaluations of the assets. Intangible assets acquired as part of the Vancocin acquisition are being amortized on a straight-line basis over the estimated useful life of 25 years. The Company estimated the useful life of the assets by considering competition by products prescribed for the same indication, the likelihood and estimated future entry of non-generic and generic competition with the same or similar indication and other related factors. The factors that drive the estimate of the life are often uncertain and are reviewed on a periodic basis or when events occur that warrant review.

Impairment or Disposal of Long-Lived Assets

The Company assesses the recoverability of long-lived assets for which an indicator of impairment exists, as necessary. Specifically, the Company determines if a long-lived asset or asset group is impaired by comparing the carrying value of these assets to their estimated undiscounted future operating cash flows. If an impairment is indicated, a charge is recognized for the difference between the asset's carrying value and fair value.

Revenue recognition

Revenue is recognized when all four of the following criteria are met (1) the Company has persuasive evidence an arrangement exists, (2) the price is fixed and determinable, (3) title has passed, and (4) collection is reasonably assured. The Company's credit and exchange policy includes provisions for return of its product when it (1) has expired, or (2) was damaged in shipment.

Product revenue is recorded upon delivery to the wholesaler, when title has passed. Product demand from wholesalers during a given period may not correlate with prescription demand for the product in that period. As a result, the Company periodically estimates and evaluates the wholesalers' inventory position and would defer recognition of revenue on product that has been delivered if the Company believes that channel inventory at a period end is in excess of ordinary business needs and if the Company believes the value of potential returns is materially different than the returns accrual. During 2007, 2006 and 2005, the Company did not defer any product sales.

Contract revenues are earned and recognized according to the provisions of each agreement. Contract milestone payments related to the achievement of substantive steps or regulatory events in the development process are recognized as revenues upon the completion of the milestone event or requirement. Payments, if any, received in advance of performance under a contract are deferred and recognized as revenue when earned. Up-front licensing fees where the Company has continuing involvement are deferred and amortized over the estimated performance period. Revenue from government grants is recognized as the related performance to which they are related occurs.

Sales Allowances

The Company records appropriate sales allowances upon the recognition of product revenue. The Company's return policy is limited to damaged or expired product. The return allowance is determined based on analysis of the historical rate of returns associated with Vancocin, which is then applied to sales, and is analyzed considering estimated wholesaler inventory and prescriptions. The chargeback and rebate allowances are determined based on analysis of the historical experience of government agencies' market share and governmental contractual prices relative to current selling prices.

Customers

The Company's net product sales are solely related to Vancocin. The Company's customers are wholesalers who then distribute the product to pharmacies and hospitals. Three wholesalers represent the majority of the Company's consolidated total revenue, as approximated below:

	Percentage of total revenues		
	2007	2006	2005
Customer A	37%	38%	29%
Customer B	40%	35%	40%
Customer C	16%	19%	17%
Total	93%	92%	86%

During a portion of the quarter ended March 31, 2005, Vancocin was sold under our transition services agreement with Lilly, who represented our only customer during the transition period. The transition agreement was terminated in January 2005, and upon the termination, we began selling directly to wholesalers.

Research and development expenses

Research and product development costs are expensed as incurred. Reimbursements of research and development costs under cost sharing collaborations are recorded as a reduction of research and development expenses. Research and development costs include costs for discovery research, pre-clinical and clinical trials, manufacture of drug supply, supplies and acquired services, employee-related costs and allocated and direct facility expenses.

Licensed technology

Costs incurred in obtaining the license rights to technology in the research and development stage are expensed as incurred and in accordance with the specific contractual terms of such license agreements.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary difference becomes deductible. The benefit of tax positions taken or expected to be taken in the Company's income tax returns are recognized in the consolidated financial statements if such positions are more likely than not of being sustained.

Use of estimates

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Share-based payments

The Company adopted SFAS 123R using the modified prospective approach effective January 1, 2006. While this adoption had an immaterial impact on our financial statements on the date of adoption, the consolidated financial statements for the year ended

December 31, 2006 were materially impacted. Results for prior periods are not restated. The Company previously accounted for share-based compensation under the recognition and measurement principles of APB No. 25 and related interpretations. Under APB No. 25, compensation cost for employee and director grants was recorded only if the market price of the underlying common stock on the date of grant exceeded the exercise price. SFAS 123R requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost shall be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (vesting period). The grant-date fair value of employee share options are estimated using the Black-Scholes option-pricing model adjusted for the unique characteristics of those instruments. See Note 11 for the disclosures related to share-based compensation.

Compensation expense for options granted to non-employees is determined in accordance with SFAS No. 123R, and related interpretations, as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for options granted to non-employees is remeasured each period as the underlying options vest.

Earnings per share

Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average shares of common stock outstanding during the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings, including the effect of dilution to net income of convertible securities, stock options and warrants. (See Note 13)

Segment information

The Company is managed and operated as one business. The entire business is managed by a single management team that reports to the chief executive officer. The Company does not operate separate lines of business or separate business entities with respect to any of its products or product candidates and all of its product sales are within the U.S. Accordingly, the Company does not prepare discrete financial information with respect to separate product areas or by location and does not have separately reportable segments as defined by SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*.

Comprehensive income

SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on available–for-sale securities and is presented in the consolidated statements of comprehensive income. SFAS No. 130 requires only additional disclosures in the financial statements; it does not affect the Company's financial position or results of operations.

Reclassification

Certain prior years amounts have been reclassified to conform to the current year presentation.

New Accounting Standards

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertain Tax Positions*, ("FIN 48") to clarify the criteria for recognizing tax benefits related to uncertain tax positions under SFAS No. 109, *Accounting for Income Taxes*, and to require additional financial statement disclosure. FIN 48 requires that the Company recognize in its consolidated financial statements the impact of a tax position if that position is more likely than not to be sustained upon examination, based on the technical merits of the position. Adoption of FIN 48 as of January 1, 2007 is reflected in Note 12.

Note 3. Short-Term Investments

Short-term investments consist of fixed income securities with remaining maturities of greater than three months at the date of purchase and debt securities. At December 31, 2007 and 2006, all of the investments were classified as available for sale investments. As of December 31, 2007 and 2006, short-term investments with gross unrealized losses have been in that position for less than twelve months.

The following summarizes the available-for-sale investments at December 31, 2007 and 2006:

(in thousands)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2007				
Debt securities:				
Corporate	$ 405,487	$ 262	$ 1,112	$ 404,637
	$ 405,487	$ 262	$ 1,112	$ 404,637
Maturities of investments were as follows:				
Less than one year	$ 405,487	$ 262	$ 1,112	$ 404,637
December 31, 2006				
Certificates of deposit	$ 300	$ —	$ —	$ 300
Debt securities:				
Foreign Governments	2,879	—	3	2,876
Corporate	200,622	253	166	200,709
	$ 203,801	$ 253	$ 169	$ 203,885
Maturities of investments were as follows:				
Less than one year	$ 203,801	$ 253	$ 169	$ 203,885

Note 4. Inventory

Inventory is related to Vancocin and is stated at the lower of cost, using the first-in first-out method, or market. The following represents the components of the inventory at December 31, 2007 and 2006:

(in thousands)	2007	2006
Raw Materials	$ 3,355	$ 3,273
Finished Goods	1,348	1,487
Total	$ 4,703	$ 4,760

Note 5. Property, Equipment and Building Improvements

Property, equipment and building improvements consists of the following at December 31, 2007 and 2006:

(in thousands)	2007	2006
Land	$ 380	$ —
Building	7,221	—
Computers and equipment	3,576	2,941
Building improvements	2,189	1,560
	13,366	4,501
Less: accumulated depreciation and amortization	2,476	1,673
Property, equipment and building improvements, net	$ 10,890	$ 2,828

The useful life for the major categories of property and equipment are 30 years for the building, 3 to 5 years for computers and equipment and 15 years for building improvements.

Note 6. Intangible Assets

The following represents the balance of the intangible assets at December 31, 2007:

(in thousands)	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Trademarks	$ 12,539	$ 1,575	$ 10,964
Know-how	87,774	11,025	76,749
Customer relationship	39,786	4,997	34,789
Total	$ 140,099	$ 17,597	$ 122,502

The following represents the balance of the intangible assets at December 31, 2006:

(in thousands)	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Trademarks	$ 12,007	$ 1,027	$ 10,980
Know-how	84,046	7,192	76,854
Customer relationship	38,096	3,258	34,838
Total	$ 134,149	$ 11,477	$ 122,672

In March 2006, the Company learned that the FDA's Office of Generic Drugs ("OGD") had changed its approach regarding the conditions that must be met in order for a generic drug applicant to request a waiver of in-vivo bioequivalence testing for copies of Vancocin. Since this change in approach is, in accordance with SFAS No. 144, a triggering event and potentially impacts the recoverability or useful life of the Vancocin-related intangible assets, the Company assessed the Vancocin-related intangible assets for potential impairment or change in useful life. While the Company is opposing this attempt by the OGD, the outcome can not be reasonably determined and the impact of this change on market share and net sales is uncertain. However, the Company determined that no impairment charge was appropriate at that time as management believes the undiscounted cash flows, which consider some level of generic impact, will be sufficient to recover the carrying value of the asset and there has been no change to fair value.

In the event the OGD's revised approach for Vancocin remains in effect, the time period in which a generic competitor may enter the market would be reduced. This could result in a reduction to the useful life of the Vancocin-related intangible assets. Management currently believes there are no indicators that would require a change in useful life as management believes that Vancocin will continue to be utilized along with generics that may enter the market.

A reduction in the useful life, as well as the timing and number of generics, will impact our cash flow assumptions and estimate of fair value, perhaps to a level that could result in an impairment charge. The Company will continue to monitor the actions of the OGD and consider the effects of our opposition actions and the announcements by generic competitors or other adverse events for additional impairment indicators and will reevaluate the expected cash flows and fair value of our Vancocin-related assets at such time.

The Company is obligated to pay Eli Lilly and Company ("Lilly") additional purchase price consideration based on net sales of Vancocin within a calendar year. The additional purchase price consideration is determined by the annual net sales of Vancocin, is paid quarterly and is due each year through 2011. The Company accounts for these additional payments as additional purchase price in accordance with SFAS No. 141, *Business Combinations*, which requires that the additional purchase price consideration is recorded as an increase to the intangible assets of Vancocin, is allocated over the asset classifications described above and is amortized over the remaining estimated useful life of the intangible assets. In addition, at the time of recording the additional intangible assets, a cumulative adjustment is recorded to accumulated intangible amortization, in addition to ordinary amortization expense, in order to reflect amortization as if the additional purchase price had been paid in November 2004.

As of December 31, 2007, we have paid an aggregate of $23.1 million to Lilly in additional purchase price consideration, as our net sales of Vancocin surpassed the maximum obligation level of $65 million in 2007, 2006 and 2005. The $23.1 million payment was based upon 35% of $17 million in 2007, 35% of $19 million in 2006 and 50% of $21 million in 2005. The Company is obligated to pay Lilly additional amounts based on 35% of annual net sales between $45 and $65 million of Vancocin during 2008 through 2011.

No additional payments are due to Lilly on net sales of Vancocin below or above the net sales levels reflected above.

In the second quarter of 2007, the net sales of Vancocin exceeded the contracted range for which we are obligated to additional purchase price consideration for 2007. The additional purchase price consideration was $6.0 million, and $6.6 million for 2007 and 2006, respectively, which was recorded as an increase to the intangible assets of Vancocin, was allocated over the asset classifications described above and amortized over the remaining estimated useful life of the intangible assets, which is estimated to be 22 years as of December 31, 2007. In addition, at the time of recording the additional intangible assets, the Company recorded a cumulative adjustment in 2007 and 2006 of approximately $0.6 million and $0.4 million, respectively, to accumulated intangible amortization, in addition to ordinary amortization expense, in order to reflect amortization as if the additional purchase price had been paid in November 2004.

Amortization expense for the years ended December 31, 2007, 2006 and 2005 was $6.1 million, $5.7 million and $5.2 million, respectively. The estimated aggregated amortization expense for each of the next five years will be approximately $5.6 million, excluding any future increases related to additional purchase price consideration that may be payable to Lilly.

Note 7. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following at December 31, 2007 and 2006:

(in thousands)	2007	2006
Rebates and returns	$ 7,089	$ 5,102
Payable to GSK (see Note 10)	—	3,000
Payroll, bonus and employee benefits liabilities	3,206	2,504
Clinical development and research liabilities	6,969	479
Interest payable	1,423	—
Other current liabilities	5,779	3,044
	$ 24,466	$ 14,129

Note 8. Long-Term Debt

Long-Term debt as of December 31, 2007 and 2006 is summarized in the following table:

(in thousands)	2007	2006
Senior convertible notes	$ 250,000	$ —
less: current portion	—	—
Total debt principal	$ 250,000	$ —

On March 26, 2007, the Company issued $250.0 million of 2% senior convertible notes due March 2017 (the "senior convertible notes") in a public offering. The $250.0 million includes an issuance pursuant to the underwriters' exercise of an overallotment in the amount of $25.0 million that was closed concurrently on March 26, 2007. Net proceeds from the issuance of the senior convertible notes were $241.8 million. The senior convertible notes are unsecured unsubordinated obligations and rank equally with any other unsecured and unsubordinated indebtedness. The senior convertible notes bear interest at a rate of 2% per annum, payable semi-annually in arrears on March 15 and September 15 of each year commencing on September 15, 2007. As of December 31, 2007, the Company has accrued $1.4 million in interest payable to holders of the senior convertible notes. Debt issuance costs of $8.2 million have been capitalized and are being amortized over the term of the senior convertible notes, with the balance to be amortized as of December 31, 2007 being $7.6 million.

The senior convertible notes are convertible into shares of the Company's common stock at an initial conversion price of $18.87 per share. The senior convertible notes may only be converted: (i) anytime after December 15, 2016; (ii) during the five business-day period after any five consecutive trading day period (the "measurement period") in which the price per note for each trading day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; (iii) during any calendar quarter (and only during such quarter) after the calendar quarter ending June 30, 2007, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (iv) upon the occurrence of specified corporate events. Upon conversion, holders of the senior convertible notes will receive shares of common stock, subject to ViroPharma's option to irrevocably elect to settle all future conversions in cash up to the principal amount of the senior convertible notes, and shares for any excess. We can irrevocably elect this option at any time on or prior to the 35th scheduled trading day prior to the maturity date of the senior convertible notes. The senior convertible notes may be required to be repaid on the occurrence of certain fundamental changes, as defined in the senior convertible notes. As of December 31, 2007, the fair value of the $250.0 million convertible senior notes outstanding was approximately $186.3 million, based on the quoted market price.

Concurrent with the issuance of the senior convertible notes, the Company entered into privately-negotiated transactions, comprised of purchased call options and warrants sold, to reduce the potential dilution of our common stock upon conversion of the senior convertible notes. The transactions, taken together, have the effect of increasing the initial conversion price to $24.92 per share. The net cost of the transactions was $23.3 million.

The call options allow ViroPharma to receive up to approximately 13.25 million shares of its common stock at $18.87 from the call option holders, equal to the number of shares of common stock that ViroPharma would issue to the holders of the senior convertible notes upon conversion. These call options will terminate upon the earlier of the maturity dates of the related senior convertible notes or the first day all of the related senior convertible notes are no longer outstanding due to conversion or otherwise. Concurrently, the Company sold warrants to the warrant holders to receive shares of its common stock at an exercise price of $24.92 per share. These warrants expire ratably over a 60-day trading period beginning on June 13, 2017 and will be net-share settled.

The purchased call options are expected to reduce the potential dilution upon conversion of the senior convertible notes in the event that the market value per share of ViroPharma common stock at the time of exercise is greater than $18.87, which corresponds to the initial conversion price of the senior convertible notes, but less than $24.92 (the warrant exercise price). The warrant exercise price is 75.0% higher than the price per share of $14.24 of the Company's stock on the pricing date. If the market price per share of ViroPharma common stock at the time of conversion of any senior convertible notes is above the strike price of the purchased call options ($18.87), the purchased call options will entitle the Company to receive from the counterparties in the aggregate the same number of shares of our common stock as the Company would be required to issue to the holder of the converted senior convertible notes. Additionally, if the market price of ViroPharma common stock at the time of exercise of the sold warrants exceeds the strike price of the sold warrants ($24.92), the Company will owe the counterparties an aggregate of approximately 13.25 million shares of ViroPharma common stock. If we have insufficient shares of common stock available for settlement of the warrants, we may issue shares of a newly created series of preferred stock in lieu of our obligation to deliver common stock. Any such preferred stock would be convertible into 10% more shares of our common stock than the amount of common stock we would otherwise have been obligated to deliver under the warrants.

The purchased call options and sold warrants are separate transactions entered into by the Company with the counterparties, are not part of the terms of the senior convertible notes, and will not affect the holders' rights under the senior convertible notes. Holders of the senior convertible notes will not have any rights with respect to the purchased call options or the sold warrants. The purchased call options and sold warrants meet the definition of derivatives under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. These instruments have been determined to be indexed to the Company's own stock (in accordance with the guidance of EITF Issue No. 01-6, *The Meaning of Indexed to a Company's Own Stock*) and have been recorded in stockholders' equity in the Company's Consolidated Balance Sheet (as determined under EITF Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*). As long as the instruments are classified in stockholders' equity they are not subject to the mark to market provisions of SFAS No. 133. We also recorded a net deferred tax asset of $4.5 million in additional paid in capital for the effect of future tax benefits that are more likely than not expected to be utilized related to the tax basis of the convertible note hedges in accordance with SFAS 109 and EITF No. 05-8, *Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature.*

We used the net proceeds from the offering to apply to working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire, license or invest in complementary businesses, technologies or products.

The components of interest expense as of December 31, 2007, 2006 and 2005 is summarized as follows:

(in thousands)	2007	2006	2005
Interest expense on 2% senior convertible notes	$ 3,770	$ —	$ —
Interest expense on 6% subordinated convertible notes	—	790	6,150
Interest expense on senior notes(1)	—	—	330
Interest expense on 2005 senior convertible notes(1)	—	—	1,635
Amortization of finance costs	625	75	981
Amortization of debt discount	—	—	697
Beneficial conversion feature	—	(179)	1,489
Other interest	—	—	22
Total interest expense	$ 4,395	$ 686	$ 11,304
Change in fair value of derivative liability	$ —	$ —	$ (4,044)

(1) Senior notes were exchanged for 2005 senior convertible notes and redeemed in 2005, as further discussed below.

6% Subordinated Convertible Notes

The Company made a private offering of $180.0 million of 6% subordinated convertible notes due March 2007 (the "subordinated convertible notes"), which closed on March 8, 2000. The notes were convertible into shares of the Company's common stock at a price of $109.15 per share, subject to certain adjustments. The notes bore interest at a rate of 6% per annum, payable semi-annually in arrears, and could have been redeemed by the Company, at certain premiums over the principal amount, at any time. The notes were subordinated in right of payment to all senior indebtedness of the Company. The notes were required to be repaid on the occurrence of certain fundamental changes, as defined.

In September 2004, the Company's Board authorized the Notes Repurchase Committee of the Board to approve the issuance of up to 5,000,000 shares of its common stock in exchange for the surrender of subordinated convertible notes from time to time. In 2005, the Company's Board authorized the Notes Repurchase Committee of the Board to approve the expenditure of up to $48.0 million to purchase the subordinated convertible notes from time to time, of which the Company spent $47.6 million to purchase $49.0 million of subordinated convertible notes as of December 31, 2005. The Company recorded a $1.1 million gain, net of the write off of deferred finance costs, in connection with the 2005 repurchases.

From the issuance date of the subordinated convertible notes through December 31, 2005, the Company reduced the outstanding principal amount of its subordinated convertible notes by $101.1 million, including purchasing for cash an aggregate of $99.1 million in principal amount of its subordinated convertible notes for approximately $66.2 million and entering into agreements with a third party under which it issued 473,054 shares of its common stock in exchange for the surrender of $2.0 million of face amount of its subordinated convertible notes held by such third party. The shares issued in this transaction had a market value of $1.2 million at the date of issuance.

On March 1, 2006, the Company redeemed the remaining $78.9 million principal amount of the subordinated convertible notes for $79.6 million. This eliminated the Company's long-term debt that was outstanding at December 31, 2005. The Company recognized a charge of $1.1 million related to this payment and wrote off of the remaining deferred financing costs on March 1, 2006.

Senior Notes

To partially finance the acquisition of Vancocin, ViroPharma issued $62.5 million aggregate principal amount of Senior Secured Bridge Notes due October 2005 (the "senior notes") and warrants to purchase 5,000,000 shares of the Company's common stock at $0.01 per share (the "warrants") in October 2004. The senior notes and the warrants were automatically exchanged for 6% Convertible Senior Secured Notes due October 2009 (the "senior convertible notes") following stockholder approval of the issuance of the senior convertible notes in January 2005.

Interest on the senior notes was payable monthly at an annual rate of 10% until shareholder approval of the exchange into the senior convertible notes in January 2005. One full year of interest payable of $10.0 million on the senior notes was also placed into escrow and released as interest payments became due. Upon the exchange of senior notes for senior convertible notes in January 2005, the remaining $8.4 million balance of the unpaid escrowed interest for the senior notes was released to the Company. Debt issuance costs of $3.8 million were capitalized and were being amortized over the life of the senior notes, which, until exchanged into the senior convertible notes, was one year. Upon the exchange, the estimated useful life of these costs was revised and the unamortized costs were amortized over the life of the senior convertible notes.

2005 Senior Convertible Notes

The senior notes and the warrants were automatically exchanged in January 2005 for the 2005 senior convertible notes following stockholder approval of the issuance of the senior convertible notes. The $62.5 million value of the 2005 senior convertible notes, which were due in October 2009, were in an amount equal to the aggregate principal amount of the senior notes for which the 2005 senior convertible notes were exchanged. In April 2005, the initial investors in the senior notes exercised their purchase option and acquired an additional $12.5 million of the 2005 senior convertible notes with identical terms.

The 2005 senior convertible notes were convertible into shares of common stock at the option of the holder at a conversion rate of $2.50 per share. The Company was also able to elect to automatically convert in any calendar quarter up to twenty-five percent of the principal amount of the 2005 senior convertible notes into shares of its common stock if certain trading thresholds were met. When the investors voluntarily converted the 2005 senior convertible notes and when the Company effected an auto-conversion of the 2005 senior convertible notes, the Company made additional payments on the principal amount converted equal to three full years of interest, less any interest actually paid or provided for prior to the conversion date. In the case of a voluntary conversion by the investors, the Company was required to make this payment in cash. When the Company effected an auto-conversion, the Company elected to make the additional payment with shares of its common stock valued at 90% of the volume weighted average price of the stock for the 10 days preceding the automatic conversion date, in accordance with the provisions of the senior convertible notes.

Through December 31, 2005, investors had voluntarily converted $40.8 million of principal amount on the 2005 senior convertible notes into 16,360,000 shares of common stock and had received $6.8 million in cash related make-whole interest payments, which reduced the derivative liability, as discussed below. Through December 31, 2005, the Company had auto-converted the remaining principal amount of the 2005 senior convertible notes into common stock. On June 27, 2005, the Company affected an auto-conversion of $18.8 million of principal amount on the 2005 senior convertible notes into 7,500,000 shares of common stock and issued 516,674 shares of common stock as make-whole interest payments, in accordance with the auto-conversion terms in the indenture. The make-whole payment reduced the derivative liability by $3.1 million, which represented the cash value of the make-whole payment, and increased interest expense by $0.6 million, which represents the beneficial conversion feature. The beneficial conversion feature is the result of the fair value of the 516,674 shares of common stock on the commitment date exceeding the stock value as defined by the auto-conversion provisions. On July 12, 2005, the Company affected an auto-conversion of $15.4 million of principal amount on the senior convertible notes into 6,140,000 shares of common stock and issued 381,831 shares of common stock as make-whole interest payments, in accordance with the auto-conversion terms summarized above. The make-whole payment eliminated the derivative liability, which represented the cash value of the make-whole payment provision, and increased interest expense by approximately $0.9 million, which represented the beneficial conversion feature. The beneficial conversion feature is the result of the fair value of the 381,831 shares of common stock on the commitment date exceeding the stock value as defined by the auto-conversion provisions. In addition, a portion of the discount on debt of $1.0 million was reduced through additional paid-in capital.

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, the make-whole provision contained in the 2005 senior convertible notes is not clearly and closely related to the characteristics of the 2005 senior convertible notes. Accordingly, the make-whole provision is an embedded derivative instrument and is required by SFAS No. 133 to be accounted for separately from the debt instrument. As a result, the Company recorded an $8.6 million derivative liability, which was the fair value of the make-whole provision based on a Monte Carlo simulation at the time of issuance. The $8.6 million includes $7.9 million upon the conversion of the senior notes into 2005 senior convertible notes in January 2005 and $0.7 million upon exercise of the initial investors purchase option in April 2005. This liability was reduced for interest payments on conversions during 2005 and eliminated the liability as of July 12, 2005, after which the senior convertible notes were no longer outstanding. Prior to June 30, 2005, changes in the fair value of the derivative liability were measured using a Monte Carlo simulation model and are recorded as change in fair value of derivative liability in the consolidated statement of operations. The change in fair value of derivative liability recorded in the statement of operations was a loss of $4.0 million for the year ended December 31, 2005.

The discount on debt of $8.6 million, resulting from the recording of the derivative liability, was accreted over the life of the 2005 senior convertible notes, which was recorded as additional interest expense of $0.7 million for the year ended December 31, 2005. The remaining $7.9 million of discount on debt has been reduced through additional paid-in capital to reflect the conversions of $75.0 million of the 2005 senior convertible notes to common stock.

In addition, in 2005, the remaining $3.2 million of long-term finance costs was reduced through additional paid-in capital upon conversions. These long-term finance costs provided an income tax benefit of $1.4 million, which was recorded in 2006 as part of the provision to return adjustments.

Note 9. Acquisition, License and Research Agreements

Vancocin Acquisition

In November 2004, the Company acquired all rights in the U.S. and its territories to manufacture, market and sell the oral capsule formulation of Vancocin, as well as rights to certain related Vancocin products, from Lilly. Oral Vancocin is a potent antibiotic approved by the FDA to treat antibiotic-associated pseudomembranous colitis caused by *Clostridium difficile* infection and enterocolitis caused by *S. aureus* (including methicillin-resistant strains). Lilly retained its rights to vancomycin outside of the U.S. and its territories in connection with this transaction.

Through this acquisition, the Company acquired certain know-how related to manufacturing of the product, the Vancocin trademark, starting material inventory, the active New Drug Application (NDA) for Vancocin as well as additional rights relating to the injectable and oral solution formulations of vancomycin. In addition, the Company received certain related intellectual property and other information and materials required to continue marketing the brand in the U.S. and its territories.

To acquire the rights to Vancocin, the Company paid an upfront cash payment of $116.0 million, comprised of $53.5 million from the Company's existing cash and $62.5 million from the issuance of $62.5 million aggregate principal amount of Senior Notes and Warrants (see Note 8). The Company spent approximately $2.0 million in fees related to this transaction. In addition, Lilly is entitled to additional payments on annual net sales of Vancocin within certain defined levels of sales occurring between 2005 and 2011 (see Note 6). In 2007, 2006 and 2005, the Company paid $6.0 million, $6.6 million and $10.5 million, respectively, of these additional payments, which was accounted for as contingent consideration, increasing the carrying amount of the related intangible assets (see Note 6).

The Company recorded this transaction as an asset purchase with the purchase price and related transaction costs allocated to specific tangible and intangible assets acquired. The assets will be amortized over their related useful lives (see Note 6).

Schering Plough Agreement

In November 2003, the Company entered into an agreement granting Schering-Plough Corporation ("Schering-Plough") the option to license its intranasal formulation of pleconaril for the treatment of the common cold in the U.S. and Canada. Under terms of the agreement, Schering-Plough paid the Company an up-front option fee of $3.0 million, which was recognized as revenue over its estimated performance period, which ended in August 2004.

In November 2004, the Company announced that Schering-Plough entered into a license agreement under which Schering-Plough has assumed responsibility for all future development and commercialization of pleconaril. Other than transitioning the technology to Schering-Plough, the Company will have no further continuing operational involvement with the development and commercialization of the intranasal formulation of pleconaril for the treatment of the common cold. Upon the effective date of the agreement, Schering-Plough paid the Company an initial license fee of $10.0 million, which was recorded as license fee and milestone revenue in 2004 consistent with the Company's revenue recognition policy. As part of the agreement, Schering-Plough also purchased the Company's existing inventory of bulk drug substance for an additional $6.0 million during January 2005. The Company reviewed the factors surrounding this purchase and determined that since title had not passed until 2005, the related revenue was recognized in the first quarter of 2005. The Company will also be eligible to receive up to an additional $65.0 million in milestone payments upon achievement of certain targeted regulatory and commercial events, as well as royalties on Schering-Plough's sales of intranasal pleconaril in the licensed territories.

GlaxoSmithKline Agreement

In August 2003, the Company announced the acquisition of worldwide rights (excluding Japan) from GlaxoSmithKline (GSK) to an antiviral compound (Camvia, maribavir, or VP41263) that is an inhibitor of cytomegalovirus (CMV). The Company plans to advance Camvia initially for the prevention and treatment of CMV infection in transplant patients.

Under the terms of the agreement, the Company has exclusive worldwide rights (excluding Japan) to develop and commercialize Camvia for the prevention and treatment of cytomegalovirus infections related to transplant (including solid organ and hematopoietic stem cell transplantation), congenital transmission, and in patients with HIV infection. The Company will focus initially on patients who have received a hematopoietic stem cell (bone marrow) transplant, and are at risk for or have been infected with CMV. The Company paid GSK a $3.5 million up-front licensing fee and may pay additional milestones based upon the achievement of defined clinical development and regulatory events, if any. The Company also will pay royalties to GSK and its licensor on product sales in the U.S. and the rest of the world (excluding Japan). The $3.5 million up-front licensing fee was recorded as an acquisition of technology rights expense during 2003 as the underlying technology has not reached technological feasibility and has no alternative uses. In the third quarter of 2006, a milestone related to the initiation of the phase 3 study occurred and $3.0 million was charged to research and development and paid in February 2007.

Wyeth Agreement

In December 1999, the Company entered into a licensing agreement with Wyeth for the discovery, development and commercialization of hepatitis C drugs. In connection with the signing of the agreement, the Company received $5.0 million from Wyeth. This amount is non-refundable and a portion of it was recorded as deferred revenue at December 31, 1999. This revenue is being recognized as certain activities are performed by the Company over the estimated performance period. The original performance period was 5 years. In 2002, the Company and Wyeth extended the compound screening portion of the agreement by two years, and as a result the Company extended the performance period from 5 years to 7 years. The unamortized balance of the deferred revenue will be amortized over the balance of the extended performance period. Of this deferred revenue, the Company recognized $0.6 million as revenue in each 2006, 2005 and 2004. The revenue was fully amortized as of December 31, 2006, resulting in no deferred revenue on the consolidated balance sheet. In September 2006, the Company agreed to renew some limited preclinical screening activity with Wyeth. The amortization period was not extended to reflect this renewal as the economic benefit of the initial $5.0 million payment is no longer being earned and the Company's involvement with the activity is de minimus.

If drug candidates are successfully commercialized, the Company has the right to co-promote the products and share equally in the net profits in the U.S. and Canada. The Company is entitled to milestone payments upon the achievement of certain development milestones and royalties for product sales, if any, outside of the U.S. and Canada.

In 2000, the Company sold an aggregate of 200,993 shares of common stock to Wyeth for aggregate proceeds of $6.0 million. The sales of common stock were as a result of progress made under the companies' hepatitis C virus collaboration. In August 2006, Wyeth and the Company announced that data indicated that HCV-796 has achieved a "proof of concept" milestone under the companies' agreements. In connection with meeting the proof of concept milestone, Wyeth purchased 981,836 shares of ViroPharma's common stock for a purchase price of $10.0 million which represents the final stock purchase milestone outlined in the companies' agreements.

In June 2003, the Company amended its collaboration agreement with Wyeth to, among other things, focus the parties' screening activity on one target, to allocate more of the collaboration's pre-development efforts to the Company (subject to the Company's cost sharing arrangement with Wyeth for this work), and to clarify certain of the reconciliation and reimbursement provisions of the collaboration agreement. In addition, under the amended agreement both companies are permitted to work outside the collaboration on screening against targets other than the target being addressed by each company under the collaboration. While, in connection with the Company's restructuring in January 2004, it agreed with Wyeth that both parties would cease screening compounds against HCV under the collaboration, in September 2006, the Company agreed to renew some limited preclinical screening activity with Wyeth. During the term of the agreement, the two parties will work exclusively with each other on any promising compounds and in one particular HCV target.

Other Agreements

The Company has entered into various other licensing, research and other agreements. Under these other agreements, the Company is working in collaboration with various other parties. Should any discoveries be made under such arrangements, the Company would be required to negotiate the licensing of the technology for the development of the respective discoveries. There are no significant funding commitments under any of these other agreements.

Note 10. Stockholder's Equity

Preferred Stock

The Company's Board of Directors has the authority, without action by the holders of common stock, to issue up to 4,800,000 shares of preferred stock from time to time in such series and with such preference and rights as it may designate.

The Company adopted a Stockholders' Rights Plan (the "Plan") in September 1998. In connection with the Plan, the Company designated from its Preferred Stock, par value $.001 per share, Series A Junior Participating Preferred Stock, par value $.001 per share (the "Series A Preferred Shares"), and reserved 200,000 Series A Preferred Shares for issuance under the Plan, which the Board has the authority to modify when deemed necessary. The Company declared a dividend distribution of one right for each outstanding share of common stock. The rights entitle stockholders to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock. The rights expire in 2008. Each holder of a right, other than the acquiring person, would be entitled to purchase $250 worth of common stock of the Company for each right at the exercise price of $125 per right, which would effectively enable such rights holders to purchase common stock at one-half of the then current price. At December 31, 2007 and 2006, the rights were neither exercisable nor traded separately from the Company's common stock, and become exercisable only if a person or group becomes the beneficial owner of 20% or more of the Company's common stock or announces a tender offer which would result in ownership of 20% or more of the Company's common stock.

Common Stock

In July 2001, the Company filed a Form S-3 universal shelf registration statement with the Securities and Exchange Commission (the "SEC") for the registration and potential issuance of up to $300 million of the Company's securities, of which $39 million remained at December 31, 2007. On October 19, 2001 the SEC declared the registration statement effective.

In August 2006, Wyeth and the Company announced that data indicated that HCV-796 has achieved a "proof of concept" milestone under the companies' agreements. In connection with meeting the proof of concept milestone, Wyeth purchased 981,836 shares of ViroPharma's common stock for a purchase price of $10.0 million which represents the last of three stock purchases outlined in the companies' agreements. The price per share of $10.19 for the stock was based on a premium to a trailing average price for 20 days starting five business days prior to the closing date, which was August 16, 2006. This purchase was recorded to common stock and additional paid-in-capital.

Note 11. Equity Compensation Plans

The Company adopted SFAS 123R as of January 1, 2006 using the modified prospective method. SFAS 123R primarily resulted in a change in the Company's method of measuring and recognizing the cost of grants under the Employee Stock Option Plans and Employee Stock Purchase Plan to a fair value method and estimating forfeitures for all unvested awards. Results for prior periods have not been restated. In connection with the adoption of SFAS 123R, the deferred compensation at December 31, 2005 of $3,000 related to previous grants of non-employee stock options was offset against additional paid-in capital. Prior to the adoption of SFAS 123R, the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows. SFAS 123R requires the cash flows resulting from tax benefits in excess of the compensation cost recognized for those options (excess tax benefits) be classified as financing cash flows.

SFAS 123R requires that the Company estimate forfeiture rates for all share-based awards. The Company monitors stock options exercises and employee termination patterns in estimating the forfeiture rate.

In accordance with Staff Accounting Bulletin No. 107 ("SAB 107") issued in March 2005, share-based payment expense has been included in both research and development expense ("R&D") and marketing, general and administrative expense ("MG&A"). Share-based compensation expense consisted of the following for the year ended December 31, 2007 and 2006:

(in thousands)	2007			2006		
Plan	R&D	MG&A	Total	R&D	MG&A	Total
Employee Stock Option Plans	$ 2,271	$ 5,306	$ 7,577	$ 1,225	$ 3,784	$ 5,009
Employee Stock Purchase Plan	35	29	64	26	20	46
Non-employee Stock Options	(41)	—	(41)	(57)	—	(57)
Total	$ 2,265	$ 5,335	$ 7,600	$ 1,194	$ 3,804	$ 4,998

In 2006, MG&A includes approximately $300,000 of compensation cost due to accelerating the vesting on an employee's stock option grant. No amounts of share-based compensation cost have been capitalized into inventory or other assets during the years ended December 31, 2007 and 2006.

As a result of adopting SFAS 123R, the Company's income before income taxes for the years ended December 31, 2007 and 2006 were $7.6 million and $5.0 million lower, respectively, and net income for the years ended December 31, 2007 and 2006 were $4.7 million and $3.1 million lower, respectively, than if it had continued to account for share-based compensation under APB No. 25. Basic earnings per share for the years ended December 31, 2007 and 2006 would have been $1.43 per share and $1.01 per share, respectively, if the Company had not adopted SFAS 123R, compared to reported basic earnings per share of $1.37 and $0.97 per share, respectively. Diluted earnings per share for the years ended December 31, 2007 and 2006 would have been $1.27 per share and $1.00 per share, respectively, if the Company had not adopted SFAS 123R, compared to reported basic earnings per share of $1.21 and $0.95 per share, respectively

Employee Stock Option Plans

The Company currently has three option plans in place: a 1995 Stock Option and Restricted Share Plan ("1995 Plan"), a 2001 Equity Incentive Plan ("2001 Plan") and a 2005 Stock Option and Restricted Share Plan ("2005 Plan") (collectively, the "Plans"). In September 2005, the 1995 Plan expired and no additional grants will be issued from this plan. The Plans were adopted by the Company's board of directors to provide eligible individuals with an opportunity to acquire or increase an equity interest in the Company and to encourage such individuals to continue in the employment of the Company.

Stock options granted under the 2005 Plan must be granted at an exercise price not less than the fair value of the Company's common stock on the date of grant. Stock options granted under the 2001 Plan can be granted at an exercise price that is less than the fair value of the Company's common stock at the time of grant. Stock options granted under the 1995 Plan were granted at an exercise price not less than the fair value of the Company's common stock on the date of grant. Stock options granted from the Plans are exercisable for a period not to exceed ten years from the date of grant. Vesting schedules for the stock options vary, but generally vest 25% per year, over four years. Shares issued under the Plans are new shares. The Plans provide for the delegation of certain administrative powers to a committee comprised of company officers.

Options granted during the 2007, 2006 and 2005 had weighted average fair values of $11.30, $11.86 and $4.43 per option. The fair value of each option grant was estimated throughout the year using the Black-Scholes option-pricing model using the following assumptions for the Plans:

	2007	2006	2005
Expected dividend yield	—	—	—
Range of risk free interest rate	3.7% - 5.1%	4.3% - 5.1%	3.7% - 4.4%
Weighted-average volatility	92.7%	103.0%	127.3%
Range of volatility	90.2% - 94.6%	95.4% - 136.4%	102.0% - 140.0%
Range of expected option life (in years)	5.50 - 6.25	4.08 - 6.25	4.00 - 10.00

Risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Volatility is based on the Company's historical stock price using the expected life of the grant. Expected life is based upon the short-cut method permitted under SAB 107.

Prior to adopting SFAS 123R, if the Company had determined compensation cost for options granted based on their fair value at the grant date under SFAS 123, the Company's net income and net income per share for the periods ended December 31, 2005 would have been adjusted as indicated below (forfeitures are accounted for as they occurred and no amounts of compensation expense have been capitalized into inventory or other assets, but instead are considered period expenses in the pro forma amounts):

(in thousands, except per share data)	2005
Net income:	
As reported	$ 113,705
Add: stock-based employee compensation expense included in net income	4
Deduct: total stock- based employee compensation expense determined under the fair-value- based method for all employee and director awards	(1,418)
Pro forma under SFAS 123	$ 112,291
Net income per share:	
Basic, as reported	$ 2.56
Basic, pro forma under SFAS 123	$ 2.53
Diluted, as reported	$ 2.02
Diluted, pro forma under SFAS 123	$ 2.00

In May 2006, stockholders of the company approved an amendment to the 2005 Plan to increase the number of shares available for issuance under the plan by an additional 2,000,000 shares. As of December 31, 2007, there were 802,392 shares available for grant under the Plans. The following table lists the balances available by Plan at December 31, 2007:

	1995 Plan	2001 Plan	2005 Plan	Combined
Number of shares authorized	4,500,000	500,000	2,850,000	7,850,000
Number of options granted since inception	(6,997,515)	(1,094,100)	(2,406,590)	(10,498,205)
Number of options cancelled since inception	2,944,433	759,837	193,245	3,897,515
Number of shares expired	(446,918)	—	—	(446,918)
Number of shares available for grant	—	165,737	636,655	802,392

The following table lists option grant activity for the year ended December 31, 2007:

	Share Options	Weighted average exercise price per share
Balance at December 31, 2004	2,702,171	$ 8.05
Granted	1,094,920	5.40
Exercised	(540,986)	2.74
Cancelled	(121,900)	9.01
Balance at December 31, 2005	3,134,205	8.00
Granted	1,163,500	14.25
Exercised	(209,774)	3.87
Forfeited	(85,800)	16.35
Expired	(82,709)	6.57
Balance at December 31, 2006	3,919,422	9.93
Granted	1,303,590	14.36
Exercised	(111,677)	4.70
Forfeited	(52,520)	13.37
Expired	(84,825)	14.01
Balance at December 31, 2007	4,973,990	$ 11.10

The total intrinsic value of share options exercised during the year ended December 31, 2007, 2006 and 2005 was approximately $0.8 million, $1.9 million, and $5.8 million, respectively.

The Company has 5.0 million option grants outstanding at December 31, 2007 with exercise prices ranging from $0.99 per share to $38.70 per share and a weighted average remaining contractual life of 7.07 years. The following table lists the outstanding and exercisable option grants as of December 31, 2007:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in thousands)
Outstanding	4,973,990	$ 11.10	7.07	$ 8,565
Exercisable	2,399,798	$ 10.17	5.53	$ 6,377

As of December 31, 2007, there was $18.5 million of total unrecognized compensation cost related to unvested share-based payments (including share options) granted under the Plans. That cost is expected to be recognized over a weighted-average period of 1.37 years. The total fair value of shares vested in the year ended December 31, 2007 was $6.2 million.

Employee Stock Purchase Plan

In 2000, the stockholders of the Company approved an employee stock purchase plan. A total of 300,000 shares originally were available under this plan. Since inception of the plan, the stockholders of the Company approved an amendment to the plan to increase the number of shares available for issuance under the plan by 300,000 shares. Under this plan, 22,083, 14,395 and 15,894 shares were sold to employees during 2007, 2006 and 2005. As of December 31, 2007 there are approximately 271,097 shares available for issuance under this plan.

Under this plan, employees may purchase common stock through payroll deductions in semi-annual offerings at a price equal to the lower of 85% of the closing price on the applicable offering commencement date or 85% of the closing price on the applicable offering termination date. Since the total payroll deductions from the plan period are used to purchase shares at the end of the offering period, the number of shares ultimately purchased by the participants is variable based upon the purchase price. Shares issued under the employee stock purchase plan are new shares. There are two plan periods: January 1 through June 30 ("Plan Period One") and July 1 through December 31 ("Plan Period Two"). The plan qualifies under Section 423 of the Internal Revenue Code.

The fair value of the share-based payments was approximately $63,000. The fair value was estimated using the Type B model provided by SFAS 123R, with the following assumptions:

	2007 Plan Period Two	2007 Plan Period One
Expected dividend yield	—	—
Risk free interest rate	5.06%	4.91%
Volatility	34.5%	45.0%
Expected option life (in years)	0.50	0.50

Under Plan Period Two, 15,754 shares were sold to employees on December 31, 2007 at $6.75 per share, which represents the closing price on the offer termination date of $7.94 per share at 85%.

Under Plan Period One, 6,329 shares were sold to employees on June 30, 2007 at $11.73 per share, which represents the closing price on the offer termination date of $13.80 per share at 85%.

Non-employee Stock Options

In connection with the adoption of SFAS 123R on January 1, 2006, the Company reclassified approximately $116,000 from additional paid-in capital to a current liability for 9,000 shares related to outstanding stock options issued to non-employees in accordance with EITF Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.* As required by SFAS 123R, the Company remeasured the fair value of these options to approximately $56,000 as of December 31, 2006, which reduced compensation expense by approximately $60,000 in the year ended December 31, 2006. At of December 31, 2007, the Company remeasured the fair value of these options to approximately $15,000, which reduced compensation expense by approximately $41,000 for the year ended December 31, 2007. At the time of grant, the value of these options had been recorded as an expense and an increase in additional paid-in capital in accordance with APB No. 25.

The fair value of the non-employee share options was estimated using the Black-Scholes option-pricing model using the following range of assumptions:

	December 31, 2007	December 31, 2006	January 1, 2006
Expected dividend yield	—	—	—
Range of risk free interest rate	2.6% - 3.5%	4.7% - 5.1%	4.4% - 4.4%
Weighted average volatility	50.3%	87.9%	101.0%
Range of volatility	50.3% - 69.3%	45.4% - 97.4%	78.1% - 112.6%
Contractual option life (in years)	0.13 - 4.29	0.55 - 5.29	1.55 - 6.29

There were no non-employee share options vested or exercised during the year ended December 31, 2007 or 2006. Shares issued to non-employees upon exercise of stock options are new shares.

Note 12. Income Taxes

For the years ended December 31, 2007, 2006 and 2005, the following table summarizes the components of income before income taxes and the provision (benefit) for income taxes:

(in thousands)	Year ended December 31, 2007	2006	2005
Income before income taxes	$ 135,666	$ 108,528	$ 75,900
Expense (benefit) for income taxes:			
Current:			
Federal	22,679	18,602	7,797
State and local	4,599	3,873	2,153
Foreign	68	—	—
Subtotal	27,346	22,475	9,950
Deferred:			
Federal	12,137	18,126	(44,196)
State and local	873	1,261	(3,559)
Foreign	(43)	—	—
Subtotal	12,967	19,387	(47,755)
Income tax expense (benefit)	$ 40,313	$ 41,862	$ (37,805)
Effective income tax rate	29.7%	38.6%	(49.8)%

Income tax expense includes federal, state and foreign income tax at statutory rates and the effects of various permanent differences. The decrease in the 2007 rate as compared to 2006 is primarily due to the Company's current estimate of the impact of the orphan drug credit for Camvia and an additional reduction of the valuation allowance to establish deferred tax assets in 2007. The 2005 and 2007 income tax amounts include the benefit for the release of a portion of the valuation allowance. At December 31, 2007, the Company had an aggregate of $78,000 of unremitted earnings of foreign subsidiaries that have been or are intended to be permanently reinvested for continued use in foreign operations and that, if distributed, would result in taxes at approximately the U.S. statutory rate.

For the year ended December 31, 2007, 2006 and 2005, the following table summarizes the principal elements of the difference between the effective income tax rate and the federal statutory income tax rate:

(% of pre-tax income)	Year ended December 31, 2007	2006	2005
U.S. federal statutory income tax rate	35.0 %	35.0 %	35.0 %
State and local income benefit, net of federal income tax effect	2.6	3.1	(1.2)
Share-based compensation	0.8	0.7	—
Orphan drug credit	(5.6)	—	—
Derivative mark to market on convertible notes	—	—	1.9
Interest on convertible notes	—	—	0.9
Conversions of convertible notes	—	—	1.2
Change in valuation allowance	(2.8)	—	(87.6)
Other	(0.3)	(0.2)	—
Effective income tax expense rate	29.7 %	38.6 %	(49.8) %

The following table summarizes the change in the valuation allowance:

(in thousands)	Year ended December 31, 2007	2006	2005
Valuation allowance at beginning of year	$ 48,278	$ 49,060	$ 122,529
Tax expense (benefit)	(4,028)	(782)	(72,300)
Additional paid in capital	(120)	—	(1,169)
Additional paid in capital	30,298	—	—
Reduction of deferred tax asset	(1,725)	—	—
Valuation allowance at end of year	$ 72,703	$ 48,278	$ 49,060

In 2007, a $30.3 million increase in the valuation allowance was recorded to offset a portion of the related deferred tax asset, also recorded in additional paid in capital, that relates to the tax basis of the convertible note that management does not believe is more likely than not to be utilized. Additionally, a $4.0 million reduction in the valuation allowance was recorded which relates to additional deferred tax assets that management believes is more likely than not to be utilized. In 2006, a $0.8 million reduction in the valuation allowance relates to the impact of provision to return adjustments. In 2005, the reductions related to considerations of the level of past and future taxable income, the utilization of the carryforwards and other factors. Based upon these considerations, the Company reduced to the valuation allowance by $72.3 million in the fourth quarter of 2005, $24.5 million of which related to 2005. The remaining $47.8 million related to the portion of deferred tax assets that management believed was more likely than not will be realized in future periods.

In 2007, 2006 and 2005, the Company also recorded $0.2 million, $0.7 million and $2.0 million related to current stock option tax benefits allocated directly to stockholders' equity, respectively. Additionally in 2007, the Company recorded $4.5 million for the tax benefit on convertible note hedge directly to stockholders' equity.

The following table summarizes the components of deferred income tax assets and liabilities:

(in thousands)	December 31, 2007	2006
Deferred tax assets:		
Net operating loss carryforwards	$ 30,739	$ 40,276
Convertible note	32,925	—
Capitalized research and development costs	21,248	28,989
Research and development credit carryforward	6,690	8,415
Non-deductible reserves	1,679	1,423
Depreciation and amortization	—	145
Equity compensation	2,736	—
Other	1,374	1,254
Subtotal	97,391	80,502
Valuation allowance	(72,703)	(48,278)
Deferred tax assets	24,688	32,224
Deferred tax liabilities:		
Intangible amortization	3,558	2,322
Depreciation and amortization	37	
Prepaid expenses	798	770
Deferred tax liabilities	4,393	3,092
Net deferred tax assets	$ 20,295	$ 29,132

Due to the uncertainty of the Company's ability to realize the benefit of all of the deferred tax assets, the deferred tax assets are partially offset by a valuation allowance. The Company believes that it is more likely than not that the remaining net deferred tax assets will be utilized in future periods.

The following table summarizes carryforwards of net operating losses and tax credits as of December 31, 2007.

(in thousands)	Amount	Expiration
Federal net operating losses	$ 61,205	2023 to 2024
State net operating losses	143,490	2018 to 2024
Research and development credits	8,415	2010 to 2024

On January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the criteria for recognizing tax benefits related to uncertain tax positions under SFAS No. 109, *Accounting for Income Taxes,* and requires additional financial statement disclosure. FIN 48 requires that the Company recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not to be sustained upon examination, based on the technical merits of the position. Adoption of FIN 48 had no net impact on the Company's consolidated results of operations and financial position.

Upon adoption, the Company identified $1.7 million of uncertain tax positions that the Company currently does not believe meet the more likely than not recognition threshold under FIN 48 to be sustained upon examination. Since these tax positions have not been utilized and have a related full valuation allowance established, the Company reduced its gross deferred tax asset and valuation allowance by $1.7 million. This amount relates to unrecognized tax benefits that would impact the effective tax rate if recognized absent the valuation allowance.

During 2007, the Company recorded a $1.1 million non-current liability for uncertain tax positions, which includes approximately $76,000 for interest, which is reflected in income tax expense. The Company does not expect any material increase or decrease in its income tax expense, in the next twelve months, related to examinations or changes in uncertain tax positions.

The following is a rollforward of our uncertain tax positions for the year ended December 31, 2007:

	(in thousands)
Balance at adoption (January 1, 2007) (1)	$ —
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	1,133
Reductions for tax positions of prior years	—
Settlements	—
Balance at December 31, 2007	$ 1,133

(1) The 1.7 million uncertain tax position identifed upon adoption was for an uncertain tax position for which benefit has not been utilized and a full valuation allowance was established, therefore upon adoption of FIN 48, the Company reduced its deferred tax asset and valaution allowance by $1.7 million and as a result this amount is not reflected in the non-current income tax payable.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and will be filing appropriate tax returns in foreign jurisdictions related to our subsidiary, ViroPharma Limited. The Company could be subject to U.S. federal or state income tax examinations by tax authorities for years ended after 2002. During the periods open to examination, the Company has utilized net operating loss and tax credit carry forwards that have attributes from closed periods. Since these NOLs and credit carry forwards were utilized in the open periods, they remain subject to examination.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense.

Note 13. Earnings per share

(in thousands, except per share data)	For the years ended December 31, 2007	2006	2005
Basic Earnings Per Share			
Net income	$ 95,353	$ 66,666	$ 113,705
Common stock outstanding	69,827	68,990	44,334
Basic net income per share	$ 1.37	$ 0.97	$ 2.56
Diluted Earnings Per Share			
Net income	$ 95,353	$ 66,666	$ 113,705
Add interest expense on senior convertible notes	2,735	—	2,641
Diluted net income	$ 98,088	$ 66,666	$ 116,346
Common stock outstanding	69,827	68,990	44,334
Add shares on senior convertible notes	10,200	—	11,959
Add "in-the-money" stock options	864	1,348	1,317
Common stock assuming conversion and stock option exercises	80,891	70,338	57,610
Diluted net income per share	$ 1.21	$ 0.95	$ 2.02

For the year ended December 31, 2007, diluted net income per share of $1.21 excludes approximately 4.1 million potentially dilutive common shares related to stock options that were not "in-the-money" as of December 31, 2007. For the year ended December 31, 2006, diluted net income per share of $0.95 excludes approximately 2.6 million shares related to stock options that were not "in-the-money" as of December 31, 2006. For the year ended December 31, 2005, diluted net income per share of $2.02 excludes approximately 938,000 potentially dilutive common shares related to the subordinated convertible notes as their effect would be anti-dilutive and approximately 830,000 potentially dilutive common shares related to stock options that were not "in-the-money" as of December 31, 2005.

Note 14. 401(k) Employee Savings Plan

In 1998, the Company adopted a new 401(k) Employee Savings Plan (the "401(k) Plan") available to all employees meeting certain eligibility criteria. The 401(k) Plan permits participants to contribute up to 92% of their compensation not to exceed the limits established by the Internal Revenue Code. Participants are always fully vested in their contributions. The Company matches of 25% on the first 6% of participating employee contributions. The Company contributed approximately $114,000, $81,000 and $47,000 to the 401(k) Plan in each of the years ended December 31, 2007, 2006 and 2005, respectively. The Company's contributions are made in cash. The Company's common stock is not an investment option available to participants in the 401(k) Plan.

Note 15. Commitments and Contingencies

The Company's future minimum lease payments under the Company's other operating leases related to equipment for years subsequent to December 31, 2007 are as follows (in thousands):

Year ending December 31,	Commitments
2008	$ 71
2009	67
2010	21
Thereafter	—
Total minimum payments	$ 159

Rent expense for the years ended December 31, 2007, 2006, and 2005 aggregated $53,000, $0.7 million and $0.7 million, respectively.

Notes to the Consolidated Financial Statements (continued)

The Company has a severance plan and severance agreements for certain employees and change of control agreements for executive officers and certain other employees. Under its severance plan and severance agreements, certain employees may be provided separation benefits from the Company if they are involuntarily separated from employment. Under the Company's change of control agreements, certain employees are provided separation benefits if they are either terminated or resign for good reason from the Company within 12 months from a change of control.

Note 16. Supplemental Cash Flow Information

(in thousands)	Year ended December 31, 2007	2006
Supplemental disclosure of non-cash transactions:		
Unrealized gains (losses) on available for sale securities	$ 607	$ 407
Initial recognition of liability classified share-based awards	—	116
Liability classified share-based compensation benefit	(41)	60
Employee share based compensation expense	7,641	4,938
Deferred tax benefit on convertible note hedge	2,627	—
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 2,444	$ 2,368
Cash paid for taxes	24,951	18,595
Cash received for stock option exercises	525	812
Cash received for employee stock plan purchases	187	106

Note 17. Quarterly Financial Information (unaudited)

This table summarizes the unaudited consolidated financial results of operations for the quarters ended (amounts in thousands except per share data):

	March 31,	June 30,	September 30,	December 31,
2007 Quarter Ended				
Net product sales	$ 49,029	$ 56,101	$ 50,944	$ 47,696
Total revenues	49,029	56,101	50,944	$ 47,696
Cost of sales (excluding amortization of product rights)	2,230	2,641	2,029	2,034
Operating expenses	13,878	17,576	20,971	26,615
Other income (expense)	3,488	5,054	5,543	5,785
Income tax expense	14,351	9,302	12,199	4,461
Net income	22,058	31,636	21,288	20,371
Basic net income per share(1)	$ 0.32	$ 0.45	$ 0.30	$ 0.29
Diluted net income per share(1)	$ 0.31	$ 0.39	$ 0.26	$ 0.25
2006 Quarter Ended				
Net product sales	$ 29,233	$ 43,825	$ 55,105	$ 38,454
Total revenues	29,374	43,966	55,246	38,595
Cost of sales (excluding amortization of product rights)	5,674	6,424	4,868	2,018
Operating expenses	10,255	11,700	15,917	11,519
Other income (expense)	230	1,935	2,691	4,866
Income tax expense	5,487	10,574	13,874	11,927
Net income	8,188	17,203	23,278	17,997
Basic net income per share(1)	$ 0.12	$ 0.25	$ 0.34	$ 0.26
Diluted net income per share(1)	$ 0.12	$ 0.25	$ 0.33	$ 0.25

(1) Net income per share amounts will not agree to the per share amounts for the full year due to the use of weighted average shares for each period.

The quarterly fluctuations during the year ended 2006 in net product sales are related to the wholesalers purchasing decisions, particularly during the third quarter. During the third and fourth quarter of 2006, the Company delayed orders based on the knowledge that wholesalers were ordering in excess of retail demand, as they anticipated the implementation of price increases.

Exhibit 31.1

**CHIEF EXECUTIVE OFFICER'S
CERTIFICATION UNDER
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Michel de Rosen, President, Chief Executive Officer and Chairman of the Board of Directors of the registrant, certify that:

1. I have reviewed this Annual Report on Form 10-K of ViroPharma Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Michel de Rosen

Michel de Rosen
President, Chief Executive Officer and Chairman of
the Board of Directors

February 26, 2008

Exhibit 31.2

**CHIEF FINANCIAL OFFICER'S
CERTIFICATION UNDER
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Vincent J. Milano, Vice President, Chief Financial Officer and Treasurer of the registrant, certify that:

1. I have reviewed this Annual Report on Form 10-K of ViroPharma Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Vincent J. Milano

Vincent J. Milano
Vice President, Chief Operating Officer, Chief
Financial Officer and Treasurer

February 26, 2008

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of ViroPharma Incorporated (the "Company") on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michel de Rosen

Michel de Rosen
President, Chief Executive Officer and Chairman of the Board of Directors
February 26, 2008

/s/ Vincent J. Milano

Vincent J. Milano
Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer
February 26, 2008

STOCKHOLDERS' INFORMATION

Corporate Headquarters

397 Eagleview Boulevard
Exton, Pennsylvania 19341
Voice: (610) 458-7300
Facsimile: (610) 458-7380
http://www.viropharma.com

Investor Relations

Robert Doody
(610) 321-6290

Public Relations

Kristina Broadbelt
(610) 321-2358

Business Development

Clayton Fletcher
(610) 321-6789

Independent Auditors

KPMG LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Annual Shareholders' Meeting

The next annual shareholders' meeting will be held on Friday, May 23, 2008 at 9:15 a.m. at the Wayne Hotel, 139 East Lancaster Avenue, Wayne, Pennsylvania 19087

Securities Information

NASDAQ Global Select Market
Symbol: VPHM

Transfer Agent

For shareholder questions regarding lost certificates, address changes, and change of ownership or name in which the shares are held, please direct inquiries to:

StockTrans, Inc.

44 West Lancaster Avenue
Ardmore, Pennsylvania 19003
Voice: (610) 649-7300
http://www.stocktrans.com

VIROPHARMA
INCORPORATED

ViroPharma Incorporated
397 Eagleview Boulevard
Exton, Pennsylvania 19341
Telephone (610) 458-7300
Facsimile (610) 458-7380

END

www.ViroPharma.com